UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d)
of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): January 9, 2011

STANDARD MICROSYSTEMS CORPORATION
(Exact Name of Registrant as Specified in its Charter)

Delaware
(State or Other Jurisdiction of
Incorporation)

0-7422	11-2234952
(Commission File Number)	(IRS Employer Identification No.)

80 Arkay Drive, Hauppauge, New York	11788
(Address of Principal Executive Offices)	(Zip Code)

(631) 435-6000
(Registrant’s Telephone Number, Including Area Code)

Not Applicable
(Former Name or Former Address, if Changed Since Last Report)
Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01.	Entry into a Material Definitive Agreement.

On January 9, 2011, Standard Microsystems Corporation, a Delaware corporation (“SMSC”), Comet Acquisition Corp., a Delaware corporation and a wholly-owned subsidiary of SMSC (“Merger Sub”), and Conexant Systems, Inc., a Delaware corporation (“Conexant”), entered into an Agreement and Plan of Merger (the “Merger Agreement”), pursuant to which, subject to satisfaction or waiver of the conditions therein, Merger Sub will merge with and into Conexant (the “Merger”) with Conexant surviving as a wholly-owned subsidiary of SMSC.

Subject to the terms of the Merger Agreement, which has been approved by the boards of directors of SMSC and Conexant, at the effective time of the Merger (the “Effective Time”), each share of Conexant common stock issued and outstanding immediately prior to the Effective Time will be converted into the right to receive $1.125 in cash (the “Cash Consideration”) and a fraction of a share of SMSC common stock equal to $1.125 divided by the volume weighted average price of SMSC common stock for the 20 trading days ending on the second trading day prior to closing, but in no event more than 0.04264 nor less than 0.03489 shares of SMSC common stock (the “Stock Consideration” and, together with the Cash Consideration, the “Merger Consideration”).  The total Cash Consideration to be paid in the Merger is approximately $98 million and the total number of shares of SMSC common stock to be issued in the Merger is approximately 2.9 to 3.6 million.

The Merger Agreement also provides that outstanding restricted shares of Conexant, whether or not vested, will be accelerated and converted into the right to receive the Merger Consideration, and outstanding equity awards of options, whether or not vested, will be converted into the right to receive cash in the amount equal to the difference between the Cash Consideration plus the cash value of the Stock Consideration minus the exercise price of such options.  The Merger Agreement also provides that restricted stock units that are vested (or that vest upon consummation of the Merger) or held by a non-employee director will be converted into the right to receive cash in the amount of the Cash Consideration plus the cash value of the Stock Consideration.  Restricted stock units that are not vested will be assumed by SMSC upon closing of the transaction and converted into the right to receive shares of SMSC common stock.

The affirmative vote of the holders of a majority of the outstanding shares of Company common stock at a meeting of Conexant’s stockholders is required to approve the Merger.  No vote of the holders of SMSC common stock is needed to approve the Merger.

The Merger Agreement contains customary representations, warranties and covenants of Conexant and SMSC, including, among others, covenants by Conexant to conduct its business in the ordinary course during the interim period between the execution of the Merger Agreement and consummation of the Merger and not to engage in certain kinds of transactions during such period and covenants by Conexant not to solicit, encourage, or negotiate with third parties in order to obtain an alternative acquisition proposal (subject to certain exceptions for the fiduciary responsibilities of Conexant’s board of directors).  The Merger Agreement also contains a covenant by SMSC not to pursue certain transactions (such as a material acquisition) that would require the inclusion of additional financial information in the registration statement SMSC will be filing with the Securities and Exchange Commission in connection with the Merger if such transactions would cause a material delay in the consummation of the Merger.

The Merger Agreement contains certain customary termination rights for both Conexant and SMSC, including the right of Conexant to terminate the Merger Agreement to accept a Superior Proposal (as defined in the Merger Agreement) on and subject to the terms and conditions set forth in the Merger Agreement.  Under certain circumstances, Conexant may be obligated to pay SMSC a termination fee of $7.7 million in connection with the termination of the Merger Agreement.

Closing of the transaction is subject to the fulfillment or waiver of certain conditions, including the adoption of the Merger Agreement by Conexant stockholders, expiration of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act and other customary closing conditions.

The foregoing description of the Merger and the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to the complete text of the Merger Agreement, which is filed as Exhibit 2.1 to this report and incorporated herein by reference.  The Merger Agreement has been attached to provide investors with information regarding its terms.  It is not intended to provide any other factual information about Conexant, SMSC or Merger Sub.  In particular, the assertions embodied in the representations and warranties contained in the Merger Agreement are qualified by information in confidential disclosure schedules provided by Conexant to SMSC and by SMSC to Conexant in connection with the signing of the Merger Agreement.  These disclosure schedules contain information that modifies, qualifies and creates exceptions to the representations and warranties set forth in the Merger Agreement.  Moreover, certain representations and warranties in the Merger Agreement were used for the purpose of allocating risk between SMSC, on the one hand, and Conexant, on the other hand, rather than establishing matters as facts.  Accordingly, the representations and warranties in the Merger Agreement should not be viewed as characterizations of the actual state of facts about Conexant, SMSC or Merger Sub.

Additional Information About This Transaction

In connection with the proposed transaction, SMSC will file with the Securities and Exchange Commission (the “SEC”) a Registration Statement on Form S-4 that will include a proxy statement of Conexant and a prospectus of SMSC.  The definitive proxy statement/prospectus will be mailed to stockholders of Conexant.  Conexant and SMSC urge investors and security holders to read the proxy statement/prospectus regarding the proposed transaction when it becomes available because it will contain important information about the proposed transaction.  You may obtain a free copy of the proxy statement/prospectus (when available) and other related documents filed by SMSC and Conexant with the SEC at the SEC’s website at www.sec.gov.  The proxy statement/prospectus (when it is available) and other documents filed by SMSC or Conexant with the SEC relating to the proposed transaction may also be obtained for free by accessing SMSC’s website at www.smsc.com by clicking on the link for “Investor Relations”, then clicking on the link for “SEC Filings” or by accessing Conexant’s website at www.conexant.com and clicking on the “Investors” link and then clicking on the link for “Financial Information” and then clicking on the link for “SEC Filings”.

Participants in This Transaction

SMSC, Conexant and their respective directors, executive officers and certain other members of management and employees may be deemed to be participants in the solicitation of proxies from Conexant stockholders in connection with the proposed transaction.  Information regarding the persons who may, under the rules of the SEC, be considered participants in the solicitation of Conexant stockholders in connection with the proposed transaction, including the interests of such participants in the proposed transaction, will be set forth in the proxy statement/prospectus when it is filed with the SEC.  You can find information about SMSC’s executive officers and directors in SMSC’s definitive proxy statement filed with the SEC on June 14, 2010.  You can find information about Conexant’s executive officers and directors in Conexant’s definitive proxy statement filed with the SEC on December 10, 2010.  You can obtain free copies of these documents from SMSC or Conexant, respectively, using the contact information above.

Item 8.01	Other Events.

On January 10, 2011, Conexant and Parent issued a joint press release announcing the execution of the Merger Agreement, a copy of which is filed as Exhibit 99.1 hereto and is incorporated herein by reference.

Item 9.01.	Financial Statements and Exhibits.

(d)	Exhibits

EXHIBIT NUMBER	DESCRIPTION

2.1	Agreement and Plan of Merger, by and between Standard Microsystems Corporation, Merger Sub, and Comet Systems, Inc., dated as of January 9, 2011.

99.1	Joint Press Release issued by Standard Microsystems Corporation and Conexant Systems, Inc., dated January 10, 2011.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

STANDARD MICROSYSTEMS CORPORATION

Date: January 10, 2011	By:	/s/ Walter Siegel

		Name:	Walter Siegel
		Title:	Senior Vice President and General Counsel

EXHIBIT INDEX

EXHIBIT NUMBER	DESCRIPTION

2.1	Agreement and Plan of Merger, by and between Standard Microsystems Corporation, Merger Sub, and Comet Systems, Inc., dated as of January 9, 2011.

99.1	Joint Press Release issued by Standard Microsystems Corporation and Conexant Systems, Inc., dated January 10, 2011.

Exhibit 2.1

Agreement and Plan of Merger

among

Conexant Systems, Inc.,

Standard Microsystems Corporation

and

Comet Acquisition Corp.

Dated as of January 9, 2011

-i-

(continued)

-ii-

(continued)

-iii-

(continued)

-iv-

AGREEMENT AND PLAN OF MERGER

THIS AGREEMENT AND PLAN OF MERGER (this “Agreement”), dated as of January 9, 2011, is by and among CONEXANT SYSTEMS, INC., a Delaware corporation (the “Company”), STANDARD MICROSYSTEMS CORPORATION, a Delaware corporation (“Parent”), and COMET ACQUISITION CORP., a Delaware corporation and a wholly-owned subsidiary of Parent (“Merger Sub”).

RECITALS

WHEREAS, the respective boards of directors of the Company and Merger Sub have determined that the merger of Merger Sub with and into the Company (the “Merger”), with the Company continuing as the surviving corporation and a wholly-owned subsidiary of Parent (as such, the “Surviving Corporation”), and the other transactions contemplated hereby are advisable and fair to, and in the best interests of, their respective stockholders and have approved this Agreement, the Merger and the other transactions contemplated hereby;

WHEREAS, the board of directors of the Company (the “Company Board”) has adopted resolutions (a) approving the acquisition of the Company by Parent, the execution of this Agreement, and the consummation of the transactions contemplated hereby and (b) recommending that the Company’s stockholders adopt the agreement of merger (as such term is used in Section 251 of the DGCL (as defined below)) contained in this Agreement (the “Company Board Recommendation”); and

WHEREAS, the Company, Parent and Merger Sub desire to make certain representations, warranties, covenants and agreements in connection with this Agreement and also to prescribe various conditions to the Merger.

NOW THEREFORE, in consideration of the foregoing premises and the mutual covenants and agreements contained herein and intending to be legally bound hereby, the parties hereto agree as follows:

ARTICLE I

DEFINITIONS

Section 1.1.           Usage.  Unless the context of this Agreement otherwise requires, (a) words of any gender are deemed to include each other gender; (b) words using the singular or plural number also include the plural or singular number, respectively; (c) the terms “hereof,” “herein,” “hereby,” “hereto,” and derivative or similar words refer to this entire Agreement; (d) the terms “Article” or “Section” refer to the specified Article or Section of this Agreement; (e) all references to “dollars” or “$” refer to currency of the United States of America; (f) the term “or” is not exclusive and (g) “include,” “including” and their derivatives mean “including without limitation.”

Section 1.2.           Certain Definitions.  For purposes of this Agreement, the following terms shall have the meanings specified in this Section 1.2:

“11.25% Notes” means the Company’s outstanding 11.25% Senior Secured Notes due 2015.

“401(k) Settlement Agreement” means the Stipulation of Settlement between Howard Graden, as lead plaintiff, and the Company and certain of its officers and directors dated May 15, 2009 and filed in the United States District Court for the District of New Jersey.

“Acquisition Proposal” means any inquiry, proposal or offer from any Third Party relating to any acquisition, merger, consolidation, reorganization, share exchange, recapitalization, liquidation, dissolution, direct or indirect business combination, asset acquisition, exclusive license, tender or exchange offer or other similar transaction involving the Company or any of its Subsidiaries (a) of the assets or businesses that constitute or represent 20% or more of the net revenue or assets (measured by the fair market value thereof) of the Company and its Subsidiaries, taken as a whole, (b) of 20% or more of the outstanding shares of Company Common Stock or any other Company capital stock or 50% or more of capital stock of, or other equity or voting interests in, any Subsidiary of the Company directly or indirectly holding, individually or taken together, the assets or business referred to in clause (a) above, (c) pursuant to which the holders of the Company Common Stock immediately preceding such transaction would hold less than 80% of the voting equity interest in the surviving or resulting entity of such transaction or (d) of any combination of the foregoing.

“Affiliate” means, with respect to any Person, any other Person which directly or indirectly controls, is controlled by or is under common control with such Person.  For purposes of the immediately preceding sentence, the term “control” (including, with correlative meanings, the terms “controlling,” “controlled by” and “under common control with”), as used with respect to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through ownership of voting securities, by contract or otherwise.

“Associate” has the meaning ascribed to such term in Rule 12b-2 under the Exchange Act.

“Average Parent Stock Price” means the volume-weighted average price, rounded to the nearest one-tenth of a cent, of a share of Parent Common Stock as displayed under the heading “Bloomberg VWAP” on Bloomberg page “SMSC US Equity VWAP” (or its successor if such page is not available), in respect of the twenty consecutive trading day period beginning at 9:30am (New York City time) on the first day and ending at 4:00pm (New York City time) on the second full trading day prior to the Effective Time.

“Business Day” means a day, other than Saturday, Sunday or other day on which commercial banks in the States of California or New York are authorized or required by Law to close.

“Code” means the Internal Revenue Code of 1986, as amended.

“Collective Bargaining Agreement” means any agreement or arrangement between or applying to, one or more employees and a trade union, works council, group of employees or any other employee representative body, for collective bargaining or other negotiating or consultation purposes.

“Company Common Stock” means the common stock, par value $0.01 per share, of the Company.

“Company Employees” means the employees of the Company and its Subsidiaries as of the date hereof.

“Company IP” means all Owned Company IP and Licensed Company IP.

“Company Material Adverse Effect” means any circumstance, development, event, condition, effect or change that had or has a material adverse effect on (a) the ability of the Company to timely consummate the transactions contemplated hereby or (b) the business, financial condition, assets, liabilities or results of operations of the Company and its Subsidiaries, taken as a whole, other than, in the case of clause (b), to the extent resulting from (i) the effects of changes, after the date hereof, that are generally applicable to the industry in which the Company and its Subsidiaries operate, (ii) the effects of changes, after the date hereof, in general economic or market conditions in the United States or any other country or region in the world, or conditions in the global economy generally, (iii) the effects of changes, after the date hereof, in applicable Laws or accounting rules, (iv) the effects of acts of war or terrorism (in the case of each of clauses (i), (ii), (iii) and (iv), other than to the extent any change had or has or, with the passage of time, would be reasonably likely to have a disproportionate effect on the Company and its Subsidiaries, taken as a whole, relative to other industry participants), (v) any failure by the Company to meet internal or analysts’ estimates, projections or forecasts of revenues, earnings or other financial or business metrics, in and of itself (it being understood that the underlying cause(s) of any such failure may be taken into consideration), (vi) any decline in the market price or change in the trading volume of the Company Common Stock, in and of itself (it being understood that the underlying cause(s) of any such decline or change may be taken into consideration), or (vii) the effect of the public announcement or pendency of this Agreement or the transactions contemplated hereby (provided that this clause (vii) shall be disregarded to the extent “Company Material Adverse Effect” modifies or qualifies the Company’s representations or warranties contained in Section 3.5).

“Contract” means any written or oral agreement, contract, subcontract, settlement agreement, lease, binding understanding, instrument, note, bond, mortgage, indenture, option, warranty, instrument, purchase order, license, sublicense, insurance policy, benefit plan or legally binding commitment or undertaking of any nature, as in effect as of the date hereof or as may hereinafter be in effect.

“DGCL” means the General Corporation Law of the State of Delaware, as the same exists or may hereafter be amended.

“Employee Plan” means each bonus, pension, profit sharing, deferred compensation, incentive compensation, stock ownership, stock purchase, stock option, phantom stock or other equity-based, retirement (including early retirement and supplemental retirement), severance or termination pay, salary continuation, vacation, supplemental unemployment benefit, disability, death benefit, hospitalization, medical, life or other insurance, or other employee benefit plan, program, agreement, arrangement, fund or commitment (whether or not in writing or funded), including any “employee benefit plan” as defined in Section 3(3) of ERISA, whether or not subject to ERISA, and each employment, retention, consulting, change in control or termination plan, program, arrangement or agreement entered into, maintained, sponsored or contributed to, or required to be entered into, maintained sponsored, or contributed to, by the Company or any of its Subsidiaries for the benefit of any current or former employee, consultant, independent contractor or director of the Company or any of its Subsidiaries or to which the Company or any of its Subsidiaries has any obligation to contribute or with respect to which the Company or any of its Subsidiaries has any Liability, direct or indirect, contingent or otherwise (other than workers compensation, unemployment compensation and other governmental programs) and including any Liability arising out of an indemnification, guarantee, hold harmless or similar agreement with respect to such employees, consultants, independent contractors and directors.

“Environmental Law” means any Laws relating to pollution, the protection of the environment (including, without limitation, ambient or indoor air, surface water, groundwater, sediments, land, or subsurface strata), human health as affected by the environment or Hazardous Substances, or natural resources, or otherwise relating to the production, use, emission, handling, storage, treatment, transportation, recycling, disposal, discharge, release or presence of, or exposure to, any Hazardous Substances or the investigation, clean-up or other remediation or analysis thereof.

“Equity Compensation Plans” means the Company’s equity compensation plans as listed on Section 2.11(a) of the Company Disclosure Schedule, each individual agreement evidencing the grant of Stock Options, Restricted Shares or Restricted Stock Units under any of such plans, and each individual agreement providing for the grant, other than under any of such plans, of Stock Options, Restricted Shares or Restricted Stock Units with respect to the Shares that is listed on the Company Disclosure Schedule.

“Equity Exchange Ratio” means an amount equal to the sum of (a) the Exchange Ratio plus (b) the quotient obtained by dividing the Cash Consideration by the Average Parent Stock Price.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

“Exchange Ratio” means the quotient obtained by dividing the Cash Consideration by the Average Parent Stock Price and rounding to the nearest hundred-thousandth; provided, however, that if the Average Parent Stock Price is less than or equal to $26.381, then the Exchange Ratio shall be 0.04264; and provided, further, that if the Average Parent Stock Price is greater than or equal to $32.244, then the Exchange Ratio shall be 0.03489.

“GAAP” means generally accepted accounting principles in the United States.

“Governmental Entity” means any government or governmental or regulatory body thereof, or political subdivision thereof, whether federal, state, local or foreign, or any agency, instrumentality or authority thereof, any self-regulatory organization or any court, tribunal or arbitrator (public or private).

“Hazardous Substance” means any pollutant, contaminant, chemical, petroleum or any fraction thereof, asbestos or asbestos-containing material, polychlorinated biphenyls, or toxic, radioactive, infectious, disease-causing or hazardous substance, material, waste or agent, including, without limitation, all substances, materials, wastes or agents which are identified, regulated, the subject of liability or requirements for remediation under, or otherwise subject to, any Environmental Law.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder.

“Indenture” means the indenture, dated as of March 10, 2010, by and among the Company, the subsidiary guarantors party thereto and The Bank of New York Mellon Trust Company, N.A., as Trustee and Collateral Trustee, including the form of the Company’s 11.25% Notes attached as Exhibit A thereto.

“Intellectual Property” means common law and statutory rights anywhere in the world associated with (a) United States and foreign patents and applications therefor and all reissues, divisions, renewals, extensions, provisionals, continuations and continuations-in-part thereof (“Patents”); (b) trade secrets, confidential information or proprietary know how (“Trade Secrets”); (c) all copyrights (including copyrights in Software), copyrights registrations and applications therefor, and all other rights corresponding thereto throughout the world (“Copyrights”); (d) mask works, mask work registrations and applications therefor, and any equivalent or similar rights in semiconductor masks, layouts, architectures or topology (“Mask Works”); (e) Internet domain names (“Domain Names”); (f) industrial designs and any registrations and applications therefor throughout the world; (g) trade names, common law trademarks and service marks, trademark and service mark registrations and applications therefor throughout the world (“Trademarks”); (h) databases and data collections and all rights therein throughout the world; (i) moral and economic rights of authors and inventors, however denominated, throughout the world; and (j) any similar or equivalent rights to any of the foregoing or any other intellectual property rights anywhere in the world.

“knowledge”, or words or phrases of similar import or meaning as used in this Agreement, means (a) with respect to the Company, the actual knowledge of any of the persons listed on Section 1.2 of the Company Disclosure Schedule and (b) with respect to Parent, the actual knowledge of any of the persons listed on Section 1.2 of the Parent Disclosure Schedule.

“Laws” means any laws (including common law), statutes, ordinances, regulations, rules, Orders and requirements of any Governmental Entity.

“Legal Proceeding” means any action, claim, suit, litigation, proceeding (public or private), arbitration, criminal prosecution, audit or investigation by or before any Governmental Entity.

“Liabilities” means any liability, indebtedness, obligation or commitment of any kind (whether accrued, absolute, contingent, matured, unmatured or otherwise and whether or not required to be recorded or reflected on a balance sheet under GAAP).

“Licensed Company IP” means all Intellectual Property used or held for use in connection with the business of the Company and its Subsidiaries under license with Third Party licensors.

“Lien” means any claim, lien, pledge, option, charge, security interest or encumbrance, and, with respect to Owned Real Property or Leased Real Property, deed of trust, mortgage, easement, restriction, imperfection of title or other adverse matters of record affecting title thereto.

“Nasdaq” means The Nasdaq Global Select Market.

“Non-Employee Director” means a member of the Company Board immediately prior to the Effective Time who is not then employed by the Company.

“Order” means any judgment, decision, decree, injunction, ruling, writ, assessment or order of any Governmental Entity that is binding on any Person or its property under applicable Law.

“Owned Company IP” means all Intellectual Property owned or purported to be owned by the Company and its Subsidiaries.

“Parent Common Stock” means the common stock, par value $0.10 per share, of Parent.

“Parent Material Adverse Effect” means any circumstance, development, event, condition, effect or change that had or has a material adverse effect on (a) the ability of Parent to timely consummate the transactions contemplated hereby or (b) the business, financial condition, assets, liabilities or results of operations of Parent and its Subsidiaries, taken as a whole, other than, in the case of clause (b), to the extent resulting from (i) the effects of changes, after the date hereof, that are generally applicable to the industry in which Parent and its Subsidiaries operate, (ii) the effects of changes, after the date hereof, in general economic or market conditions in the United States or any other country or region in the world, or conditions in the global economy generally, (iii) the effects of changes, after the date hereof, in applicable Laws or accounting rules, (iv) the effects of acts of war or terrorism (in the case of each of clauses (i), (ii), (iii) and (iv), other than to the extent any change had or has or, with the passage of time, would be reasonably likely to have a disproportionate effect on Parent and its Subsidiaries, taken as a whole, relative to other industry participants), (v) any failure by Parent to meet internal or analysts’ estimates, projections or forecasts of revenues, earnings or other financial or business metrics, in and of itself (it being understood that the underlying cause(s) of any such failure may be taken into consideration), (vi) any decline in the market price or change in the trading volume of Parent Common Stock, in and of itself (it being understood that the underlying cause(s) of any such decline or change may be taken into consideration), or (vii) the effect of the public announcement or pendency of this Agreement or the transactions contemplated hereby (provided that this clause (vii) shall be disregarded to the extent “Parent Material Adverse Effect” modifies or qualifies the Parent’s representations or warranties contained in Section 4.3).

“Permitted Liens” means (a) statutory Liens for Taxes not yet due and payable or which are being contested in good faith and for which adequate reserves have been established in accordance with GAAP, (b) Liens imposed by law, such as landlords’, mechanics’, laborers’, carriers’, materialmen’s, suppliers’ and vendors’ Liens, arising in the ordinary course of business for sums not yet due and payable, or that are being contested in good faith by appropriate proceedings and for which appropriate reserves have been established in accordance with GAAP, (c) Liens arising under equipment leases entered into in the ordinary course of business consistent with past practice, (d) exceptions and exclusions from coverage under any policies of title insurance issued to the Company or any of its Subsidiaries and made available to Parent prior to the date of this Agreement, and (e) such other Liens as do not materially detract from the value of or otherwise materially interfere with the present use of any of the Company’s or its Subsidiaries’ properties or otherwise materially impair the Company’s or its Subsidiaries’ business operations.

“Person” means any individual, corporation, partnership, limited liability company, trust, unincorporated organization, association, firm, joint venture, joint-stock company, Governmental Entity or other entity.

“Representative” means, with respect to any Person, such Person’s directors, officers, employees, agents and representatives, including any investment banker, financial advisor, attorney, accountant or other advisor, agent or controlled Affiliate.

“Restricted Shares” means all restricted Shares granted to any employee or director of the Company or any of its Subsidiaries under any of the Equity Compensation Plans.

“Restricted Stock Units” means all restricted stock units in respect of the Shares granted to any employee or director of the Company or any of its Subsidiaries under any of the Equity Compensation Plans.

“SEC” means the Securities and Exchange Commission.

“Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

“Shares” means shares of the Company Common Stock.

“Software” means computer software, including all source code, object code and firmware.

“Stock Options” means all options to purchase Shares granted to any employee or director of the Company or any of its Subsidiaries under any of the Equity Compensation Plans.

“Specified Jurisdiction” means with respect to each of the Company and each of its Subsidiaries, any federal, state, local or foreign tax jurisdiction specified for the Company or such Subsidiary, as applicable, in Section 3.13(a) of the Company Disclosure Schedule.

“Subsidiary” means, with respect to any Person, any corporation or other legal entity of which 50% or more of the outstanding voting securities or other voting equity interests are owned, directly or indirectly, by such Person at the time of such determination.

“Superior Proposal” means any unsolicited bona fide written offer in respect of an Acquisition Proposal (provided, that for the purposes of this definition all references to 20% or 80% in the definition of “Acquisition Proposal” shall be replaced by references to a “majority”) received by the Company after the date hereof that is on terms that the Company Board in good faith determines (after consultation with its financial advisor and outside legal counsel), taking into account all factors that the Company Board determines in good faith to be relevant, including the price, form of consideration, closing conditions and ability to finance the proposal, (a) would, if consummated, result in a transaction that is more favorable from a financial point of view to the holders of Company Common Stock than the transactions contemplated hereby (including the terms of any proposal by Parent to modify the terms hereof) and (b) is reasonably likely to be completed on the terms proposed.

“Tax Agreement” means a written agreement, one of the principal purposes of which is the sharing or allocation of Taxes.

“Tax Returns” means all returns, declarations, reports, statements and other documents required to be filed in respect of any Taxes.

“Taxes” means (a) all federal, state, local or foreign taxes, charges, fees, levies or other assessments, including, without limitation, all net income, gross income, gross receipts, capital, sales, use, ad valorem, transfer, franchise, profits, license, withholding, payroll, employment, unemployment, disability, excise, severance, stamp, property, alternative or add-on minimum, capital stock, estimated, registration, social security (or similar) and value added taxes, customs, duties, fees, assessments and charges of any kind whatsoever and (b) all interest, penalties, fines, additions to tax or additional amounts imposed on or with respect to any amount described in clause (a).

“Third Party” means any Person or “group” (as defined under Section 13(d) of the Exchange Act) other than Parent, Merger Sub and their Affiliates or Representatives.

“Treasury Shares” means the Shares held by the Company as treasury stock.

Section 1.3.           Additional Definitions.  For purposes of this Agreement, the following terms shall have the meanings specified in the respective sections of this Agreement set forth opposite each of the capitalized terms below:

Term	Section Reference
Agreement	Preamble

Term	Section Reference
Antitrust Laws	Section 5.5(a)
Antitrust Matters	Section 5.5(b)
Assets	Section 3.18
Assumed RSU	Section 2.11(d)
Book-Entry Shares	Section 2.9(d)
Cancelled RSU	Section 2.11(d)
Cancelled Stock Option	Section 2.11(b)
Cash Consideration	Section 2.9(a)
Certificate	Section 2.9(d)
Certificate of Merger	Section 2.2
Closing	Section 2.3
Closing Date	Section 2.3
Company	Preamble
Company Board	Recitals
Company Board Recommendation	Recitals
Company Board Recommendation Change	Section 5.3(c)
Company Disclosure Schedule	Article III
Company Form 10-K	Article III
Company IP Agreements	Section 3.19(c)
Company Products	Section 3.19(a)
Company SEC Reports	Section 3.6
Company Securities	Section 3.4(c)
Company Stockholders Meeting	Section 5.2(e)
Company Stockholder Meeting Proposals	Section 5.2(a)
Company Subsidiary Securities	Section 3.2(c)
Confidentiality Agreement	Section 5.4(d)
Consent	Section 3.5(b)
Consent Solicitation	Section 5.16(a)
Current Option	Section 2.11(b)
Current Policy Coverage	Section 5.9(b)
Current Restricted Share	Section 2.11(c)
Current RSU	Section 2.11(d)
Debt Offer	Section 5.16(a)
Dissenting Shares	Section 2.12
Effective Time	Section 2.2
Employee Plans	Section 3.15(a)
ERISA Affiliate	Section 3.15(a)
ESPP	Section 2.11(h)
Exchange Agent	Section 2.10(a)
Exchange Fund	Section 2.10(a)
Indemnified Persons	Section 5.9(a)
International Employee Plans	Section 3.15(a)
Intervening Event	Section 5.3(e)
Leased Real Property	Section 3.17(b).
Leases	Section 3.17(b)
Lenders	Section 8.9(b)

Term	Section Reference
Material Contract	Section 3.10(a)
Merger	Recitals
Merger Consideration	Section 2.9(a)
Merger Proposal	Section 5.2(e)
Merger-Related Proposals	Section 5.2(e)
Merger Sub	Preamble
Open source	Section 3.19(j)
Outside Date	Section 7.1(b)(i)
Owned Real Property	Section 3.17(a)
Parent	Preamble
Parent Disclosure Schedule	Article IV
Parent Plans	Section 5.7(b)
Parent Form 10-K	Article IV
Parent SEC Reports	Section 4.6
Parent Securities	Section 4.4(c)
Parent Subsidiary Securities	Section 4.2(c)
Permits	Section 3.11(a)
Potential Financing	Section 5.16(b)
Potential Financing Sources	Section 5.16(b)
Proxy Statement/Prospectus	Section 5.2(a)
Qualifying Amendment	Section 5.2(c)
Registration Statement	Section 5.2(a)
Regulation M-A Filing	Section 5.2(d)
Requisite Stockholder Approval	Section 3.22
Sarbanes-Oxley Act	Section 3.6
Stock Consideration	Section 2.9(a)
Surviving Corporation	Recitals
Termination Fee	Section 7.3(a)
Transferred Employees	Section 5.7(a)

ARTICLE II

THE MERGER

Section 2.1.           The Merger.  Upon the terms and subject to the conditions hereof, and in accordance with the DGCL, the Merger shall be consummated as promptly as practicable following the satisfaction or waiver, if permissible, of the conditions set forth in Article VI.  At the Effective Time and upon the terms and subject to the conditions of this Agreement and in accordance with the DGCL, Merger Sub shall be merged with and into the Company, the separate corporate existence of Merger Sub shall cease and the Company shall continue as the Surviving Corporation.

Section 2.2.           Effective Time.  Subject to the terms and conditions set forth in this Agreement, the parties hereto shall cause a Certificate of Merger (the “Certificate of Merger”) with respect to the Merger to be filed with the Secretary of State of the State of Delaware on the Closing Date in such form as is required by, and executed in accordance with, the relevant provisions of the DGCL.  The Merger shall be effective at such time as the Certificate of Merger is duly filed with the Secretary of State of the State of Delaware in accordance with the DGCL or at such later time as Parent and the Company may agree upon and set forth in the Certificate of Merger (the “Effective Time”).

Section 2.3.           Closing of the Merger.  Unless this Agreement shall have been terminated and the Merger shall have been abandoned pursuant to Section 7.1, the closing of the Merger (the “Closing”) will take place at a time and on a date (the “Closing Date”) to be specified by the parties, which shall be no later than the third Business Day following the day on which the last of the conditions set forth in Article VI is satisfied or waived (other than delivery of any items to be delivered at the Closing), at the offices of Cleary Gottlieb Steen & Hamilton LLP, One Liberty Plaza, New York, NY, unless another time, date or place is agreed to in writing by the parties hereto.

Section 2.4.           Effects of the Merger.  The Merger shall have the effects set forth in the DGCL.  Without limiting the generality of the foregoing and subject thereto, at the Effective Time, all the properties, rights, privileges, powers and franchises of the Company and Merger Sub shall vest in the Surviving Corporation and all debts, liabilities, obligations and duties of the Company and Merger Sub shall become the debts, liabilities, obligations and duties of the Surviving Corporation.

Section 2.5.           Certificate of Incorporation and Bylaws.  Subject to Section 5.9  hereof, at the Effective Time, the certificate of incorporation of the Company shall be amended to read as set forth in Exhibit A attached hereto and, as so amended, shall be the certificate of incorporation of the Surviving Corporation until thereafter amended in accordance with applicable Law and such certificate of incorporation.  Subject to Section 5.9 hereof, the bylaws of Merger Sub in effect immediately prior to the Effective Time shall be the bylaws of the Surviving Corporation until thereafter amended in accordance with applicable Law, the certificate of incorporation of the Surviving Corporation and such bylaws.

Section 2.6.           Board of Directors of the Surviving Corporation.  The directors of Merger Sub immediately prior to the Effective Time shall be the directors of the Surviving Corporation until their respective successors have been duly elected or appointed and qualified, or until their earlier death, resignation or removal in accordance with the certificate of incorporation and bylaws of the Surviving Corporation.

Section 2.7.           Officers of the Surviving Corporation.  The officers of Merger Sub immediately prior to the Effective Time shall be the officers of the Surviving Corporation until their respective successors have been duly elected or appointed and qualified, or until their earlier death, resignation or removal in accordance with the certificate of incorporation and bylaws of the Surviving Corporation.

Section 2.8.           Subsequent Actions.  If, at any time after the Effective Time, the Surviving Corporation shall consider or be advised that any certificates, deeds, bills of sale, assignments, assurances or any other actions or things are necessary or desirable to vest, perfect or confirm of record or otherwise in the Surviving Corporation its right, title or interest in, to or under any of the rights, properties or assets of either of the Company or Merger Sub acquired or to be acquired by the Surviving Corporation as a result of, or in connection with, the Merger or otherwise to carry out this Agreement, the officers and directors of the Surviving Corporation shall be authorized to execute and deliver, in the name and on behalf of either the Company or Merger Sub, all such certificates, deeds, bills of sale, assignments and assurances and to take and do, in the name and on behalf of each of such corporations or otherwise, all such other actions and things as may be necessary or desirable to vest, perfect or confirm any and all right, title and interest in, to and under such rights, properties or assets in the Surviving Corporation or otherwise to carry out this Agreement.

Section 2.9.           Conversion of Capital Stock.  At the Effective Time, by virtue of the Merger and without any action on the part of Parent, Merger Sub, the Company or the holder of any of the following securities:

(a)           Company Common Stock.  Each Share (other than Shares owned by Parent, Merger Sub or any Subsidiary of Parent or Merger Sub, Treasury Shares and Dissenting Shares) issued and outstanding immediately prior to the Effective Time shall be converted into and represent the right to receive (i) $1.125 (the “Cash Consideration”) in cash and without interest thereon (subject to any applicable withholding tax) and (ii) a fraction of a validly issued, fully paid and nonassessable share of Parent Common Stock equal to the Exchange Ratio (the “Stock Consideration” and, together with the Cash Consideration, the “Merger Consideration”), in accordance with Section 2.10.

(b)           Capital Stock of Merger Sub.  Each share of common stock, par value $0.01 per share, of Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into and become one fully paid and nonassessable share of common stock, par value $0.01 per share, of the Surviving Corporation.

(c)           Cancellation of Treasury Shares and Parent- and Merger Sub-Owned Shares.  Each Treasury Share and each Share held by Parent, Merger Sub or any Subsidiary of Parent or Merger Sub immediately prior to the Effective Time shall automatically be canceled and shall cease to exist and no consideration shall be delivered or deliverable in exchange therefor.

(d)           Cancellation of Shares.  As of the Effective Time, all Shares converted into the right to receive the Merger Consideration pursuant to Section 2.9(a) shall no longer be outstanding and shall automatically be canceled and shall cease to exist, and each holder of a certificate representing any such Shares (a “Certificate”) or of book-entry Shares (“Book-Entry Shares”) which immediately prior to the Effective Time represented any such Shares shall cease to have any rights with respect thereto, except the right to receive the Merger Consideration, any cash payable in lieu of fractional shares and any dividends or other distributions to which holders of such Shares become entitled in accordance with this Article II.

Section 2.10.         Surrender of Certificates and Book-Entry Shares.

(a)           Exchange Agent.  Prior to the Effective Time, Parent shall appoint an institution reasonably acceptable to the Company to act as exchange agent (the “Exchange Agent”) in accordance with an agreement reasonably satisfactory to the Company to receive the consideration necessary to make the payments and deliveries contemplated by Section 2.9, which agreement shall provide that Parent shall deposit or cause to be deposited with the Exchange Agent, for the benefit of the holders of Shares for exchange in accordance with this Article II, (i) at or prior to the Effective Time, cash and shares of Parent Common Stock in an amount sufficient to make payments of the Merger Consideration and cash in lieu of any fractional shares payable pursuant to Section 2.10(d) and, (ii) as necessary from time to time at or after the Effective Time, any dividends or other distributions payable pursuant to Section 2.10(c) (such consideration being deposited hereinafter referred to as the “Exchange Fund”).  The Exchange Agent shall, pursuant to irrevocable instructions, make payments and deliveries of shares of Parent Common Stock out of the Exchange Fund as provided for in this Article II, and the Exchange Fund shall not be used for any other purpose.  All expenses of the Exchange Agent shall be paid by Parent or the Surviving Corporation.

(b)           Payment Procedures for Company Common Stock.

(i)            Certificates.  As soon as reasonably practicable after the Effective Time, Parent shall cause the Exchange Agent to mail to each holder of record of a Certificate whose Shares were converted into the right to receive the Merger Consideration (A) a form of letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon proper delivery of the Certificates to the Exchange Agent and which shall be in customary form and contain customary provisions) and (B) instructions for use in effecting the surrender of the Certificates in exchange for the Merger Consideration.  Each holder of record of one or more Certificates shall, upon surrender to the Exchange Agent of such Certificate or Certificates, together with such letter of transmittal, duly executed, and such other documents as may reasonably be required by the Exchange Agent, be entitled to receive in exchange therefor, and Parent shall cause the Exchange Agent to pay and deliver in exchange therefor as promptly as practicable (1) the amount of cash to which such holder is entitled pursuant to Section 2.9(a), (2) shares of Parent Common Stock (which shall be in uncertificated book-entry form unless a physical certificate is requested by such holder of record) representing, in the aggregate, the whole number of shares that such holder has the right to receive pursuant to Section 2.9(a) (after taking into account all Shares then held by such holder), (3) any dividends or distributions payable pursuant to Section 2.10(c) and (4) cash in lieu of any fractional shares payable pursuant to Section 2.10(d), and the Certificates so surrendered shall forthwith be canceled.

(ii)           Book-Entry Shares.  Notwithstanding anything to the contrary contained in this Agreement, any holder of Book-Entry Shares shall not be required to deliver a Certificate or an executed letter of transmittal to the Exchange Agent to receive the Merger Consideration that such holder is entitled to receive pursuant to this Article II.  In lieu thereof, each holder of record of one or more Book-Entry Shares whose Shares were converted into the right to receive the Merger Consideration shall be entitled to receive, and Parent shall cause the Exchange Agent to pay and deliver as promptly as practicable after the Effective Time (A) the amount of cash to which such holder is entitled pursuant to Section 2.9(a), (B) shares of Parent Common Stock (which shall be in uncertificated book-entry form unless a physical certificate is requested by such holder of record) representing, in the aggregate, the whole number of shares that such holder has the right to receive pursuant to Section 2.9(a) (after taking into account all Shares then held by such holder), (C) any dividends or distributions payable pursuant to Section 2.10(c) and (D) cash in lieu of any fractional shares payable pursuant to Section 2.10(d), and the Book-Entry Shares of such holder shall forthwith be canceled.

(c)           Distributions with Respect to Unexchanged Shares.

(i)            Certificates.  No dividends or other distributions with respect to shares of Parent Common Stock with a record date after the Effective Time shall be paid to the holders of any unsurrendered Certificates with respect to the shares of Parent Common Stock that the holder thereof has the right to receive upon the surrender thereof, and no cash payment in lieu of fractional shares of Parent Common Stock shall be paid to any such holder pursuant to Section 2.10(d), in each case until the holder of such Certificate shall have surrendered such Certificate in accordance with this Article II.  Following the surrender of any Certificate, there shall be paid to the record holder of the Parent Common Stock issued in exchange therefor, without interest, (A) at the time of such surrender, the amount of dividends or other distributions with a record date after the Effective Time theretofore paid with respect to such whole shares of Parent Common Stock and the amount of any cash payable in lieu of a fractional share of Parent Common Stock to which such holder is entitled pursuant to Section 2.10(d) and (B) at the appropriate payment date, the amount of dividends or other distributions with a record date after the Effective Time but prior to such surrender and a payment date subsequent to such surrender payable with respect to such whole shares of Parent Common Stock.

(ii)           Book-Entry Shares.  Holders of Book-Entry Shares who are entitled to receive shares of Parent Common Stock under this Article II shall be paid (A) at the time of payment of such Parent Common Stock by the Exchange Agent under Section 2.10(b)(ii), the amount of dividends or other distributions with a record date after the Effective Time theretofore paid with respect to such whole shares of Parent Common Stock and the amount of any cash payable in lieu of a fractional share of Parent Common Stock to which such holder is entitled pursuant to Section 2.10(d) and (B) at the appropriate payment date, the amount of dividends or other distributions with a record date after the Effective Time but prior to the time of such payment by the Exchange Agent under Section 2.10(b)(ii) and a payment date subsequent to the time of such payment by the Exchange Agent under Section 2.10(b)(ii) payable with respect to such whole shares of Parent Common Stock.

(d)           No Fractional Shares. No certificates or scrip representing fractional shares or book-entry credit of Parent Common Stock shall be issued upon the surrender for exchange of Certificates or upon the conversion of Book-Entry Shares, no dividends or other distributions of Parent shall relate to such fractional share interests and such fractional share interests shall not entitle the owner thereof to vote or to any rights of a stockholder of Parent. Each holder of Company Common Stock who otherwise would have been entitled to a fraction of a share of Parent Common Stock shall receive in lieu thereof cash (rounded to the nearest cent) equal to the product obtained by multiplying (A) the fractional share interest to which such holder (after taking into account all shares of Company Common Stock formerly represented by all Certificates surrendered by such holder and all Book-Entry Shares formerly held by such holder that are converted) would otherwise be entitled by (B) the Average Parent Stock Price.

(e)           No Further Ownership Rights in Capital Stock.  Until surrendered as contemplated by this Section 2.10, each Certificate shall be deemed at any time after the Effective Time to represent only the right to receive upon such surrender the Merger Consideration in respect of the Shares formerly represented by such Certificate as contemplated by this Section 2.10.  All cash paid and shares of Parent Common Stock delivered upon the surrender for exchange of Certificates or the conversion of Book-Entry Shares in accordance with the terms of this Article II shall be deemed to have been paid in full satisfaction of all rights pertaining to the Shares represented thereby.  After the Effective Time, there shall be no further registration of transfers of Shares on the records of the Company, and if Certificates are presented to the Surviving Corporation, they shall be canceled and exchanged as provided for, and in accordance with the procedures set forth, in this Article II.

(f)           Unregistered Transfer of Capital Stock.  If payment of the Merger Consideration is to be made to a Person other than the Person in whose name the surrendered Certificate is registered, it shall be a condition of such payment that the Certificate so surrendered shall be properly endorsed or shall be otherwise in proper form for transfer and that the Person requesting such payment shall have paid any transfer and any other Taxes required by reason of the payment to a Person other than the registered holder of the Certificate surrendered or shall have established to the satisfaction of the Surviving Corporation that such Tax either has been paid or is not applicable.

(g)           Lost Certificates.  In the event that any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if required by the Surviving Corporation, the posting by such Person of a bond in such reasonable amount as the Surviving Corporation may require as indemnity against any claim that may be made against it with respect to such Certificate, the Exchange Agent will issue, in exchange for such lost, stolen or destroyed Certificate, the Merger Consideration, any cash payable in lieu of fractional shares and any dividends or other distributions to which holders of such Certificates have become entitled in accordance with this Article II.

(h)           Investment of Exchange Fund.  The Exchange Agent shall invest the cash included in the Exchange Fund as directed by Parent.  Any interest and other income resulting from such investments shall be paid as directed by Parent.  To the extent that there are losses with respect to such investments, Parent shall promptly replace or restore the portion of the Exchange Fund lost through investments so as to ensure that the Exchange Fund is maintained at a level sufficient to make all payments required under this Article II.

(i)            Termination of Exchange Fund.  Any portion of the Exchange Fund that remains unclaimed by the former holders of Company Common Stock six months after the Effective Time shall be delivered as directed by Parent.  Any such holders who have not complied with this Article II prior to that time shall thereafter look only to Parent, and Parent shall thereafter be liable, for payment of the Merger Consideration, any cash payable in lieu of fractional shares and any dividends or other distributions to which holders of such Certificates have become entitled (subject to abandoned property, escheat and similar Laws).  Any such portion of the Exchange Fund remaining unclaimed by holders of Shares one year after the Effective Time (or such earlier date as shall be immediately prior to such time as such amounts would otherwise escheat to or become property of any Governmental Entity) shall, to the extent permitted by applicable Law, become the property of Parent free and clear of all claims or interest of any Persons previously entitled thereto.

(j)            No Liability.  None of Parent, the Surviving Corporation or the Exchange Agent, or any employee, officer, director, agent or Affiliate thereof, shall be liable to any Person in respect of any cash from the Exchange Fund delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law.

Section 2.11.         Equity Awards.

(a)           Equity Plans.  The Company shall take all actions necessary (including obtaining any necessary determinations and/or resolutions of the Company Board or a committee thereof and amending any Equity Compensation Plan) to terminate, effective at the Effective Time each Equity Compensation Plan under which no Assumed RSU has been granted.

(b)           Stock Options.  Each Stock Option that is outstanding immediately prior to the Effective Time (each, a “Current Option”), whether or not vested and whether or not held by a Transferred Employee (each such Current Option, a “Cancelled Stock Option”) shall be cancelled and in lieu thereof, the holder of each such Cancelled Stock Option will be entitled to receive from the Surviving Corporation an amount in cash equal to the product of (i) the excess, if any, of (A) the sum of (x) the Cash Consideration and (y) the amount obtained by multiplying the Exchange Ratio by the Average Parent Stock Price over (B) the exercise price per Share under such Cancelled Stock Option multiplied by (ii) the number of Shares subject to such Cancelled Stock Option immediately prior to the Effective Time, without interest, reduced by any income or employment taxes required to be withheld under the Code or any provision of state, local or foreign tax law.

(c)           Restricted Shares.  Immediately prior to the Effective Time, each Restricted Share that is then outstanding (each, a “Current Restricted Share”) shall, notwithstanding any other provision of this Agreement, vest in full and, at the Effective Time, shall be treated as provided in Section 2.9(a).

(d)           Restricted Stock Units.  As of the Effective Time, each Restricted Stock Unit that (i) is outstanding immediately prior to the Effective Time (each, a “Current RSU”) and (ii) is held by a Non-Employee Director or is then vested or vests in accordance with its terms upon (or immediately prior to) the occurrence of the Effective Time (each such Current RSU, a “Cancelled RSU”) shall be cancelled and in lieu thereof, the holder of each such Cancelled RSU will be entitled to receive from the Surviving Corporation an amount in cash equal to the product of (A) the sum of (x) the Cash Consideration and (y) the amount obtained by multiplying the Exchange Ratio by the Average Parent Stock Price multiplied by (B) the number of Shares subject to such Cancelled RSU immediately prior to the Effective Time, without interest, reduced by any income or employment taxes required to be withheld under the Code or other Applicable Law.  As of the Effective Time, each Current RSU that is not a Cancelled RSU shall be assumed by Parent (each, an “Assumed RSU”).  The number of shares of Parent Common Stock subject to each award of Assumed RSUs shall be determined by multiplying the number of shares of Company Common Stock subject to each award of Current RSUs as of immediately prior to the Effective Time by the Equity Exchange Ratio (with the resulting number rounded to the nearest whole share).  Each such award of Assumed RSUs otherwise shall, except as otherwise agreed to by Parent and a holder of such Assumed RSUs, be subject to the same terms and conditions as applied to the related award of Current RSUs immediately prior to the Effective Time, including the vesting schedule applicable thereto.

(e)           Amendment and Administration of Equity Arrangements.  As soon as reasonably practicable following the date of this Agreement, the Company (and its board of directors) shall take all requisite actions and/or adopt such resolutions as may be required in order to give effect to and accomplish the transactions contemplated by this Section 2.11, including, without limitation, amending each of the Equity Compensation Plans (i) if and to the extent necessary and practicable, to reflect the transactions contemplated by this Agreement, including, but not limited to, the adjustment or cancellation of the Current RSUs pursuant to Section 2.11(d) and the cancellation of the Cancelled Stock Options, the vesting of the Current Restricted Shares pursuant to Section 2.11(b) and (c), respectively, and the substitution of Parent for the Company under the Equity Compensation Plans to the extent appropriate to effectuate the assumption of such Equity Compensation Plans by Parent and (ii) to preclude (subject to the consummation of the transactions contemplated by this Agreement) any discretionary, automatic or formulaic grant of any Stock Options, Restricted Shares, Restricted Stock Units or other equity-based awards thereunder on or after the date hereof.

(f)           Withholding Taxes.  In accordance with this Section 2.11, the Surviving Corporation will promptly pay or cause to be paid any amounts withheld pursuant to this Section 2.11 for applicable foreign, federal, state and local taxes to the appropriate Governmental Entity on behalf of such holders of the applicable Cancelled Stock Options, Current Restricted Shares and/or Restricted Stock Units.

(g)           Assumption by Parent.  At the Effective Time, Parent shall assume all the obligations of the Company under the Equity Compensation Plans, each outstanding Assumed RSU and the related Restricted Stock Unit grant agreements evidencing Assumed RSUs.  As soon as practicable after the Effective Time, Parent shall deliver to the holders of Assumed RSUs appropriate notices setting forth such holders’ rights pursuant to the applicable Equity Compensation Plan and applicable Restricted Stock Unit grant agreements and indicating that the Restricted Stock Unit grant agreements evidencing the grants of such Assumed RSUs shall continue in effect on the same terms and conditions (subject to changes in accordance with this Section 2.11 and after giving effect to the Merger).  From and after the Effective Time, all references to the Company (other than any references relating to a “Change in Control” or “Fundamental Transaction”) in each Equity Compensation Plan and in each related grant agreement shall be deemed to refer to Parent, unless Parent determines otherwise in accordance with the terms of the applicable plan and award.

(h)           Employee Stock Purchase Plan.  As soon as practicable following the date of this Agreement, the Company Board or the compensation committee of the Company Board shall take all actions necessary, including adopting any necessary resolutions to (A) terminate the Company’s 2001 Employee Stock Purchase Plan (the “ESPP”) as of immediately prior to the Closing Date, (B) ensure that no offering period shall be commenced on or after the date of this Agreement, (C) if the Closing shall occur prior to the end of the offering period in existence under the ESPP on the date of this Agreement, cause a new exercise date to be set under the ESPP, which date shall be the Business Day immediately prior to the anticipated Closing Date, (D) prohibit participants in the ESPP from increasing their payroll deductions from those in effect on the date of this Agreement, and (E) provide that the amount of the accumulated contributions of each participant under the ESPP as of immediately prior to the Effective Time shall, to the extent not used to purchase Shares in accordance with the terms and conditions of the ESPP (as amended pursuant to this Section 2.11(h)), be refunded to such participant as promptly as practicable following the Effective Time (without interest).

Section 2.12.         Appraisal Rights.  Notwithstanding anything in this Agreement to the contrary, Shares that are issued and outstanding immediately prior to the Effective Time and that are held by a holder who has not voted in favor of the Merger or consented thereto in writing and who shall have properly demanded and perfected appraisal rights under Section 262 of the DGCL (the “Dissenting Shares”) shall not be converted into or represent the right to receive the Merger Consideration but instead shall be entitled to receive such payment from the Surviving Corporation with respect to such Dissenting Shares as shall be determined pursuant to Section 262 of the DGCL; provided, however, that if such holder shall have failed to perfect or shall have effectively withdrawn or otherwise lost such holder’s right to appraisal and payment under the DGCL, each such Share held by such holder shall thereupon be deemed to have been converted into and to have become exchangeable for, as of the Effective Time, the right to receive, without any interest thereon, the Merger Consideration in accordance with Section 2.9(a), and such Share shall no longer be a Dissenting Share.  The Company shall give prompt notice to Parent of any written demands received by the Company for appraisals of any Shares, attempted withdrawals of such demands and any other instruments served pursuant to the DGCL and received by the Company relating to rights to be paid the “fair value” of Dissenting Shares, as provided in Section 262 of the DGCL, and Parent shall have the right to direct all negotiations and proceedings with respect to such demands.  The Company shall not, except with the prior written consent of Parent, voluntarily make or agree to make any payment with respect to any demands for appraisals of Shares, offer to settle or settle any demands or approve any withdrawal of any such demands.

Section 2.13.         Adjustments.  Notwithstanding the foregoing, if, between the date of this Agreement and the Effective Time, (a) the outstanding Shares shall be changed into a different number, class or series of shares by reason of any stock dividend, subdivision, reclassification, recapitalization, stock split, combination or exchange of shares, then the Merger Consideration payable with respect thereto and any other amounts payable pursuant to this Agreement shall be appropriately adjusted or (b) the outstanding shares of Parent Common Stock shall be changed into a different number, class or series of shares by reason of any stock dividend, subdivision, reclassification, recapitalization, stock split, combination or exchange of shares, then the Stock Consideration payable pursuant to this Agreement shall be appropriately adjusted.

Section 2.14.         Withholding Taxes.  Parent and the Surviving Corporation shall be entitled to deduct and withhold from the consideration otherwise payable to a holder of Shares pursuant to the Merger any Taxes required to be deducted and withheld under the Code, the rules and regulations promulgated thereunder or any provision of state, local or foreign tax law.  To the extent that amounts are so withheld and properly paid over to the appropriate taxing authority, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the holder of the Shares in respect of which such deduction and withholding was made.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Subject to Section 8.4, except, with respect to any Section of this Article III, as set forth in the section of the disclosure schedule delivered by the Company to Parent on the date of this Agreement (the “Company Disclosure Schedule”) that specifically relates to such Section and except as disclosed in the Annual Report on Form 10-K of the Company for the fiscal year ended October 1, 2010 (the “Company Form 10-K”), the Quarterly Reports on Form 10-Q and the Current Reports on Form 8-K, in each case, filed from the date of the filing of the Company Form 10-K to the date of this Agreement (other than disclosures in the “Risk Factors” or “Forward-Looking Statements” sections of such reports and other disclosures that are similarly non-specific and are predictive or forward-looking in nature), the Company hereby represents and warrants to Parent and Merger Sub as follows:

Section 3.1.           Organization and Standing.  The Company is a corporation duly organized, validly existing and in good standing under the Laws of the State of Delaware, with all requisite corporate power and authority to carry on its business as it is presently being conducted and to own, lease or operate its properties and Assets.  The Company is duly qualified to do business and is in good standing in each jurisdiction where the character of its properties owned or leased or the nature of its activities make such qualification necessary, except where the failure to be so qualified or in good standing would not, individually or in the aggregate, have or reasonably be expected to have a Company Material Adverse Effect.  The Company has delivered or made available to Parent complete and correct copies of its certificate of incorporation and bylaws, as amended to date, and each such instrument is in full force and effect.  The Company is not in violation of its certificate of incorporation or bylaws.

Section 3.2.           Subsidiaries.

(a)           Section 3.2(a) of the Company Disclosure Schedule sets forth the name and jurisdiction of organization of each Subsidiary of the Company.  The Company does not own, directly or indirectly, any capital stock of, or other equity or voting interest in (including any securities exercisable or exchangeable for or convertible into shares of capital stock of or other equity or voting interests in), any other Person.  Each of the Company’s Subsidiaries is duly organized, validly existing and in good standing under the Laws of the jurisdiction of its respective organization (to the extent the “good standing” concept is applicable in the case of any jurisdiction outside the United States), except where the failure to be in good standing would not, individually or in the aggregate, have or reasonably be expected to have a Company Material Adverse Effect.  Each of the Company’s Subsidiaries has all requisite corporate power and authority to carry on its respective business as it is presently being conducted, to own, lease or operate its respective properties and Assets and is duly qualified to do business and is in good standing in each jurisdiction where the character of its properties owned or leased or the nature of its activities make such qualification necessary (to the extent the “good standing” concept is applicable in the case of any jurisdiction outside the United States), except where any such failure would not, individually or in the aggregate, have or reasonably be expected to have a Company Material Adverse Effect.  The Company has delivered or made available to Parent complete and correct copies of the certificates of incorporation and bylaws or other constituent documents, as amended to date, of each of the Company’s Subsidiaries, and each such instrument is in full force and effect.  None of the Company’s Subsidiaries is in violation of its certificate of incorporation, bylaws or other applicable constituent documents, except where such violation would not, individually or in the aggregate, result in a Company Material Adverse Effect.

(b)           All of the outstanding capital stock of, or other equity or voting interest in, each Subsidiary of the Company (i) have been duly authorized, validly issued and are fully paid and nonassessable and (ii) are owned, directly or indirectly, by the Company, free and clear of all Liens, including any restriction on the right to vote, sell or otherwise dispose of such capital stock or other equity or voting interest.

(c)           There are no outstanding (i) securities of the Company or any of its Subsidiaries convertible into or exchangeable for shares of capital stock of, or other equity or voting interest in, any Subsidiary of the Company, (ii) options, warrants, rights or other commitments or agreements to acquire from the Company or any of its Subsidiaries, or that obligate the Company or any of its Subsidiaries to issue, any capital stock of, or other equity or voting interest in, or any securities convertible into or exchangeable for shares of capital stock of, or other equity or voting interest in, any Subsidiary of the Company, (iii) obligations of the Company to grant, extend or enter into any subscription, warrant, right, convertible or exchangeable security or other similar agreement or commitment relating to any capital stock of, or other equity or voting interest (including any voting debt) in, any Subsidiary of the Company (the items in clauses (i), (ii) and (iii), together with the capital stock of the Subsidiaries of the Company, being referred to collectively as “Company Subsidiary Securities”) or (iv) other obligations by the Company or any of its Subsidiaries to make any payments based on the price or value of any shares of any Subsidiary of the Company.  There are no outstanding agreements of any kind which obligate the Company or any of its Subsidiaries to repurchase, redeem or otherwise acquire any outstanding Company Subsidiary Securities.

Section 3.3.           Authorization.  The Company has all requisite corporate power and authority to execute and deliver this Agreement and, subject to obtaining the Requisite Stockholder Approval in the case of the consummation of the Merger, to consummate the transactions contemplated hereby and to perform its obligations hereunder.  The execution and delivery of this Agreement by the Company and the consummation by the Company of the transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of the Company and no corporate proceedings on the part of the Company are necessary to authorize this Agreement or to consummate the transactions contemplated hereby, other than, with respect to the consummation of the Merger, the Requisite Stockholder Approval.  This Agreement has been duly executed and delivered by the Company and, assuming the due authorization, execution and delivery by Parent and Merger Sub, constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except that such enforceability (i) may be limited by applicable bankruptcy, insolvency, reorganization, moratorium and other similar laws affecting creditors’ rights generally, and (ii) is subject to general principles of equity.

Section 3.4.           Capitalization.

(a)           The authorized capital stock of the Company consists of (i) 100,000,000 Shares and (ii) 25,000,000 shares of preferred stock, no par value.  As of January 6, 2011: (A) 82,070,190 Shares were issued and outstanding, (B) no shares of preferred stock were issued and outstanding and (C) there were no Treasury Shares.  All outstanding Shares are validly issued, fully paid, nonassessable and free of any preemptive rights.  Since January 6, 2011 and through the date hereof, the Company has not issued any Shares other than pursuant to the exercise of Stock Options or the payment of other awards granted under an Equity Compensation Plan.

(b)           The Company has reserved 13,600,000 Shares for issuance under the Equity Compensation Plans.  As of January 7, 2011, with respect to the Equity Compensation Plans, there were outstanding Stock Options with respect to 1,964,091 Shares, 6,011 Restricted Shares and Restricted Stock Units with respect to 3,796,333 Shares and, since such date and through the date hereof, the Company has not granted, committed to grant or otherwise created or assumed any obligation with respect to any Stock Options, Restricted Shares, Restricted Stock Units or other rights or awards under any of the Equity Compensation Plans.

(c)           Except as set forth in this Section 3.4, there are no (i) outstanding shares of capital stock of, or other equity or voting interest in, the Company, (ii) outstanding securities of the Company convertible into or exchangeable for shares of capital stock of, or other equity or voting interest in, the Company, (iii) outstanding options, warrants, rights or other commitments or agreements to acquire from the Company, or that obligates the Company to issue, any capital stock of, or other equity or voting interest in, or any securities convertible into or exchangeable for shares of capital stock of, or other equity or voting interest in, the Company, (iv) obligations of the Company to grant, extend or enter into any subscription, warrant, right, convertible or exchangeable security or other similar agreement or commitment relating to any capital stock of, or other equity or voting interest (including any voting debt) in, the Company, (v) restricted shares, stock appreciation rights, performance units, restricted stock units, contingent value rights, “phantom” stock or similar securities or rights that are derivative of, or provide economic benefits based, directly or indirectly, on the value or price of, any capital stock of, or other voting securities of or ownership interests in, the Company (the items in clauses (i), (ii), (iii), (iv) and (v), together with the capital stock of the Company, being referred to collectively as “Company Securities”), or (vi) other obligations by the Company or any of its Subsidiaries to make any payments based on the price or value of the Shares.  There are no outstanding agreements of any kind which obligate the Company or any of its Subsidiaries to repurchase, redeem or otherwise acquire any Company Securities.

(d)           Neither the Company nor any of its Subsidiaries is a party to any agreement restricting the transfer of, relating to the voting of, requiring registration of, or granting any preemptive rights, antidilutive rights or rights of first refusal or similar rights with respect to any Company Securities.

Section 3.5.           Non-contravention; Required Consents.

(a)           The execution, delivery or performance by the Company of this Agreement, the consummation by the Company of the transactions contemplated hereby and the compliance by the Company with the provisions hereof do not and will not (i) violate or conflict with any provision of the certificates of incorporation or bylaws or other constituent documents of the Company or any of its Subsidiaries, (ii) subject to obtaining such Consents set forth in Section 3.5(a)(ii) of the Company Disclosure Schedule, violate, conflict with, or result in the breach of or constitute a default (or an event which with notice or lapse of time or both would become a default) under, or result in the termination of, or accelerate the performance required by, or result in a right of termination or acceleration under, any Contract to which the Company or any of its Subsidiaries is a party or by which the Company, any of its Subsidiaries or any of their properties or Assets may be bound, (iii) assuming, in the case of the consummation of the Merger, the receipt of the Requisite Stockholder Approval and assuming compliance with the matters referred to in Section 3.5(b), violate or conflict with any Order or Law applicable to the Company or any of its Subsidiaries or by which any of their properties or Assets are bound or (iv) result in the creation of any Lien, other than Permitted Liens, upon any of the properties or Assets of the Company or any of its Subsidiaries, other than any such event described in items (ii), (iii) and (iv) that, individually or in the aggregate, has not had and would not reasonably be expected to have or result in a Company Material Adverse Effect.

(b)           No material consent, approval, order or authorization of, or filing or registration with, or notification to (any of the foregoing being a “Consent”), any Governmental Entity is required on the part of the Company or any of its Subsidiaries in connection with the execution, delivery and performance by the Company of this Agreement and the consummation by the Company of the transactions contemplated hereby, except (i) the filing and recordation of the Certificate of Merger with the Secretary of State of the State of Delaware, (ii) such filings and approvals as may be required by any federal or state securities Laws, including compliance with any applicable requirements of the Exchange Act or by the rules and regulations of Nasdaq and (iii) compliance with any applicable requirements of the HSR Act and any applicable foreign antitrust, competition or merger control Laws.

Section 3.6.           Company SEC Reports.  The Company has timely filed with, or furnished to, as applicable, the SEC all forms, reports and documents required to be filed or furnished by it since October 1, 2007 (all such forms, reports and documents, together with any documents filed during such period by the Company with the SEC on a voluntary basis on Current Reports on Form 8-K and, in all cases, all exhibits and schedules thereto, the “Company SEC Reports”), each of which complied in all material respects, as of its filing date (or, if amended or superseded by a filing prior to the date of this Agreement, on the date of such amended or superseded filing), with the applicable requirements of the Securities Act or the Exchange Act, as the case may be, each as in effect on the date such Company SEC Report was filed, except as otherwise disclosed in any such Company SEC Report.  As of its filing date (or, if amended or superseded by a filing prior to the date of this Agreement, on the date of such amended or superseded filing), each Company SEC Report, including any financial statements or schedules included or incorporated by reference therein, did not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading.  True and correct copies of all Company SEC Reports filed prior to the date hereof have been furnished to Parent or are publicly available in the Electronic Data Gathering, Analysis and Retrieval (EDGAR) database of the SEC.  None of the Company’s Subsidiaries is required to file any forms, reports or other documents with the SEC.  No executive officer of the Company has failed in any respect to make the certifications required of him or her under Section 302 or 906 of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”) with respect to any Company SEC Report, and neither the Company nor any of its executive officers has received notice from any Governmental Entity challenging or questioning the accuracy, completeness, form or manner of filing of such certifications.

Section 3.7.           Financial Statements.

(a)           The audited and unaudited consolidated financial statements of the Company and its Subsidiaries included (or incorporated by reference) in the Company SEC Reports have been prepared in accordance with GAAP consistently applied during the periods and at the dates involved (except as may be indicated in the notes thereto) and (except as amended or superseded by a filing prior to the date of this Agreement) fairly present in all material respects the consolidated financial position of the Company and its Subsidiaries as of the dates thereof and the consolidated results of operations and cash flows for the periods then ended.

(b)           The Company has implemented and maintains a system of internal accounting controls sufficient in all material respects to provide reasonable assurances regarding the reliability of financial reporting and the preparation of financial statements in accordance with GAAP.  The Company (i) has implemented and maintains disclosure controls and procedures (as defined in Rule 13a-15(e) of the Exchange Act) sufficient in all material respects to ensure that material information relating to the Company, including its consolidated Subsidiaries, is made known to the Chief Executive Officer and the Chief Financial Officer of the Company by others within those entities and (ii) has disclosed, based on its most recent evaluation prior to the date hereof, to the Company’s outside auditors and the audit committee of the Company Board (A) any significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting (as defined in Rule 13a-15(f) of the Exchange Act) which are reasonably likely to adversely affect the Company’s ability to record, process, summarize and report financial information and (B) any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal control over financial reporting.  A summary of any of these disclosures made by management to the Company’s auditors and audit committee is set forth as Section 3.7(b) of the Company Disclosure Schedule.

(c)           Since October 1, 2007, (i) to the knowledge of the Company, neither the Company nor any of its Subsidiaries, nor any Representative of the Company or any of its Subsidiaries, has received any bona fide, substantive complaint, allegation, assertion or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods of the Company or any of its Subsidiaries or their respective internal accounting controls, including any bona fide, substantive complaint, allegation, assertion or claim that the Company or any of its Subsidiaries has engaged in questionable accounting or auditing practices, and (ii) no attorney representing the Company or any of its Subsidiaries, whether or not employed by the Company or any of its Subsidiaries, has reported evidence of a violation of securities Laws, breach of fiduciary duty or similar violation by the Company or any of its Representatives to the Company Board or any committee thereof or to the Company’s Chief Legal Officer or Chief Executive Officer.

(d)           To the knowledge of the Company, no officer, director or employee of the Company or any of its Subsidiaries has provided or is providing information to any law enforcement agency regarding the commission or possible commission of any crime by the Company or any of its Subsidiaries or the violation or possible violation of any applicable Law.  Neither the Company or any of its Subsidiaries nor, to the knowledge of the Company, any officer, director, employee, contractor, subcontractor or agent of the Company or any such Subsidiary has discharged, demoted, suspended, threatened, harassed, sanctioned or in any other manner discriminated against an employee of the Company or any of its Subsidiaries in the terms and conditions of employment because of any act of such employee described in Section 806 of the Sarbanes-Oxley Act.

(e)           Neither the Company nor any of its Subsidiaries is a party to, or has any commitment to become a party to, any joint venture, partnership agreement or any similar Contract (including without limitation any Contract relating to any transaction, arrangement or relationship between or among the Company or any of its Subsidiaries, on the one hand, and any unconsolidated affiliate, including any structured finance, special purpose or limited purpose entity or Person, on the other hand (such as any arrangement described in Section 303(a)(4) of Regulation S-K of the SEC)) where the purpose or effect of such arrangement is to avoid disclosure of any material transaction involving the Company or any its Subsidiaries in the Company’s consolidated financial statements.

Section 3.8.           No Undisclosed Liabilities.  Neither the Company nor any of its Subsidiaries has any Liabilities other than (a) Liabilities reflected or otherwise reserved against in the balance sheet of the Company as of October 1, 2010 or disclosed in the notes thereto, (b) Liabilities under this Agreement, (c) Liabilities incurred in connection with the transactions contemplated by this Agreement, (d) Liabilities arising subsequent to October 1, 2010 in the ordinary course of business consistent with past practice or (e) Liabilities that have not had and would not be reasonably likely to have, individually or in the aggregate, a Company Material Adverse Effect.

Section 3.9.           Absence of Certain Changes.  Since October 1, 2010 through the date hereof, except as may be affected by actions expressly contemplated by this Agreement, (a) the business of the Company and its Subsidiaries has been conducted in the ordinary course consistent with past practice, (b) there has not been any circumstance, development, event, condition, effect or change that, individually or in the aggregate, has had or would reasonably be expected to have a Company Material Adverse Effect and (c) neither the Company nor any of its Subsidiaries has taken any action that, if taken after the date hereof, would require Parent’s consent under Section 5.1.

Section 3.10.           Material Contracts.

(a)           For purposes of this Agreement, a “Material Contract” shall mean:

(i)            any “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K of the SEC) with respect to the Company and its Subsidiaries (whether or not filed by the Company with the SEC);

(ii)           any employment or consulting Contract with any current or former executive officer or member of the Company Board pursuant to which the Company or any of its Subsidiaries still has any Liability and that either (A) is for a fixed term of employment or services (but in the case of consulting agreements, only if such fixed term exceeds 2 months) or (B) provides for severance or termination payments in an amount in excess of the Company’s standard severance policy;

(iii)          any Contract, other than an Employee Plan set forth on Section 3.15 of the Company Disclosure Schedule, any of the benefits of which will be materially increased, or the vesting of material benefits of which will be accelerated, by the occurrence of any of the transactions contemplated by this Agreement or the value of any of the material benefits of which will be calculated on the basis of any of the transactions contemplated by this Agreement;

(iv)          any agreement of indemnification or any guaranty other than any agreement of indemnification entered into in connection with the distribution, sale or license of services or hardware or software products in the ordinary course of business consistent with past practice, which indemnification does not materially differ from the provisions in Company’s standard form agreement as set forth in Section 3.10(a)(iii) of the Company Disclosure Schedule;

(v)           any Contract containing any provision (A) limiting in any material respect the right of the Company or any of its Subsidiaries (or, after the Closing Date, Parent) to engage in or compete with any Person in any line of business, (B) prohibiting the Company or any of its Subsidiaries (or, after the Closing Date, Parent) from engaging in business with any Person other than the counterparty to such Contract or levying a fine, charge or other payment for doing so, or (C) otherwise prohibiting or limiting the right of the Company or any of its Subsidiaries (or, after the Closing Date, Parent) to sell, distribute, license or manufacture any of its products or services or to purchase or otherwise obtain any software, components, parts or subassemblies from any Person other than the Company or its Affiliates;

(vi)           any Contract relating to the license, disposition or acquisition by the Company or any of its Subsidiaries of a material amount of assets not in the ordinary course of business or pursuant to which the Company or any of its Subsidiaries has any material ownership interest in any other Person or other business enterprise other than the Company’s Subsidiaries;

(vii)         any Contract for the acquisition or disposition of any business containing any continuing profit sharing arrangements or “earn-out” arrangements, material indemnification obligations or other contingent payment obligations;

(viii)        any dealer, distributor, joint marketing or development agreement, under which the Company or any of its Subsidiaries have continuing obligations or costs in excess of $100,000 per year, to jointly market any product, technology or service, and which may not be canceled without penalty upon notice of ninety days or less; or any Contract pursuant to which the Company or any of its Subsidiaries have continuing obligations to jointly develop any Intellectual Property that will not be owned solely by the Company or one of its Subsidiaries;

(ix)          any material joint venture or development agreements, or material outsourcing arrangements (including Contracts to assemble, manufacture and package Company Products and for information technology, back-office, or other service arrangements);

(x)            any material Contract to provide source code to any third party for any Company Product, including any material Contract to put such source code in escrow with a third party on behalf of such licensee or contracting party, other than any such Contract entered into in connection with the distribution, sale or license of Company Products in the ordinary course of business consistent with past practice, which source code provision and/or escrow does not materially differ from the provisions in one of the Company’s standard form source code license agreements and/or escrow agreements as set forth in Section 3.10(a)(x) of the Company Disclosure Schedule;

(xi)          any Contract (A) containing any material support or maintenance obligation on the part of the Company or any of its Subsidiaries, other than support or maintenance obligations pursuant to the Company’s standard terms and conditions, or (B) containing any service obligation or cost on the part of the Company or any of its Subsidiaries in excess of $100,000, other than those obligations that are terminable by the Company or any of its Subsidiaries on no more than ninety days notice without liability or financial obligation to the Company or its Subsidiaries;

(xii)         any Contract authorizing another Person to provide material support or maintenance to customers of the Company Products on behalf of the Company, including distributors or resellers that are obligated to provide such support or maintenance;

(xiii)        any Contract to license any third party to manufacture or reproduce any Company Products or any Contract with a third party for such third party to sell or distribute any Company Products, except (A) non-exclusive agreements with distributors or sales representatives in the ordinary course of business consistent with past practice, or (B) agreements allowing internal copies made or to be made by end-user customers in the ordinary course of business consistent with past practice;

(xiv)        any Contract to sell or distribute any Company Products in which the Company or any of its Subsidiaries has granted “most favored nation” pricing provisions;

(xv)         any mortgages, indentures, guarantees, loans or credit agreements, security agreements or other Contracts relating to the borrowing of money or extension of credit, other than accounts receivables and payables in the ordinary course of business consistent with past practice;

(xvi)        any Contract, or series of related Contracts with a Person (or group of affiliated Persons), for the purchase of materials, supplies, goods, services, equipment or other assets under which the Company and its Subsidiaries made payments of $1,000,000 or more during the twelve-month period ending on October 1, 2010;

(xvii)       (A) any settlement agreement in connection with a Legal Proceeding or threatened Legal Proceeding entered into within six years prior to the date of this Agreement primarily relating to Intellectual Property, and (B) any settlement agreement in connection with a Legal Proceeding or threatened Legal Proceeding not relating to Intellectual Property entered into within the past three years, other than such settlement agreements for cash only (which has been paid) and does not exceed $100,000 as to such settlement;

(xviii)      any other Contract pursuant to which the Company or any of its Subsidiaries has an outstanding payment obligation in excess of $1,000,000 in any individual case not described in clauses (i) through (xvii) above;

(xix)         any Company IP Agreement; or

(xx)          any Contract, or series of related Contracts with a Person (or group of affiliated Persons), the termination or breach of which would be reasonably expected to have a Company Material Adverse Effect; provided, however, that notwithstanding anything to the contrary in this Section 3.10 (other than Section 3.10(a)(ii)), an Employee Plan set forth on Section 3.15 of the Company Disclosure Schedule shall not be deemed to be a Material Contract.

(b)           Section 3.10(b) of the Company Disclosure Schedule sets forth a list of all Material Contracts to which the Company or any of its Subsidiaries is a party or is bound by, and identifies each subsection of Section 3.10(a) that describes such Material Contract.  As of the date hereof, true and complete copies of all Material Contracts (including all exhibits and schedules thereto) have been (i) made publicly available in the EDGAR database of the SEC or (ii) made available to Parent.

(c)           Each Material Contract is valid and binding on the Company (or such Subsidiary of the Company party thereto) and is in full force and effect, and neither the Company nor any of its Subsidiaries party thereto, nor, to the knowledge of the Company, any other party thereto, is in breach of, or default under, any such Material Contract, and no event has occurred that with notice or lapse of time or both would constitute such a breach or default thereunder by the Company or any of its Subsidiaries, or, to the knowledge of the Company, any other party thereto, except for such failures to be valid and binding or to be in full force and effect and such defaults and breaches that have not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.  The Company has not received any written notice from any counterparty that (i) such counterparty intends to terminate, or not renew, any Material Contract or (ii) is seeking the renegotiation thereof in any material respect or substitute performance thereunder in any material respect.

Section 3.11.         Compliance with Laws.

(a)           The Company and each of its Subsidiaries is in compliance with all Laws and Orders applicable to the Company and its Subsidiaries or to the conduct of the business or operations of the Company and its Subsidiaries, except for such failures to be in compliance that have not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.  To the knowledge of the Company, neither the Company nor any of its Subsidiaries are under investigation with respect to any material violation of any applicable Laws.  Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the Company and its Subsidiaries have, and are in compliance with the terms of, all permits, licenses, authorizations, consents, approvals and franchises from Governmental Entities required to conduct their businesses as currently conducted (“Permits”), and no suspension or cancellation of any such Permits is pending or, to the knowledge of the Company, threatened.

(b)           To the knowledge of the Company, neither the Company nor any of its Subsidiaries has (i) used any of its funds for unlawful contributions, loans, donations, gifts, entertainment or other unlawful expenses relating to political activity; (ii) made or agreed to make any unlawful payment to foreign or domestic government officials or employees or to foreign or domestic political parties or campaigns; (iii) taken any action that would constitute a violation of any provision of the Foreign Corrupt Practices Act of 1977, as amended, or any rules or regulations hereunder, or any comparable foreign law or statute; or (iv) made or agreed to make any other unlawful payment.

Section 3.12.         Litigation.  As of the date hereof, there are no Legal Proceedings (a) pending or, to the knowledge of the Company, threatened against the Company, any of its Subsidiaries or any of the respective properties of the Company or any of its Subsidiaries except for any such Legal Proceeding involving only (i) claims for monetary damages (and not involving claims for injunctive or similar equitable relief) not exceeding $100,000, (ii) claims for non-monetary relief that would not reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole, or (iii) a combination of claims described in clauses (i) and (ii) of this Section 3.12, and (b) whether filed or threatened, that have been settled or compromised by the Company or any of its Subsidiaries during the past three years, except for any such settlement or compromise involving only monetary payments (and not involving any injunctive or similar equitable relief) not exceeding $100,000.  Neither the Company nor any of its Subsidiaries is subject to any outstanding Order that would reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole.

Section 3.13.         Taxes.

(a)           All material Tax Returns required by applicable Law to be filed in each Specified Jurisdiction by or on behalf of the Company or any of its Subsidiaries have been timely filed in accordance with all applicable Laws (after giving effect to any extensions of time in which to make such filings), and all such Tax Returns were, at the time of filing, true, complete and correct.

(b)           The Company and each of its Subsidiaries have in each Specified Jurisdiction paid (or have had paid on their behalf) or have withheld and remitted to the appropriate Governmental Entity all material Taxes (including income Taxes, withholding Taxes and estimated Taxes) due and payable without regard to whether such Taxes have been assessed, or, where payment is not yet due, have established (or have had established on their behalf) in accordance with GAAP an adequate accrual for all Taxes through the end of the last period for which the Company and its Subsidiaries ordinarily record items on their respective books, and regardless of whether the liability for such Taxes is disputed.

(c)           There are no Liens on the assets of the Company or any of its Subsidiaries relating or attributable to Taxes, other than Permitted Liens.

(d)           There are no Legal Proceedings now pending against or with respect to the Company or any of its Subsidiaries with respect to any Tax, and none of the Company or any of its Subsidiaries knows of any audit or investigation with respect to any liability of the Company or any of its Subsidiaries for Taxes, and there are no agreements in effect to extend the period of limitations for the assessment or collection of any Tax for which the Company or any of its Subsidiaries may be liable.

(e)           The Company and its Subsidiaries have not executed any closing agreement pursuant to Section 7121 of the Code or any predecessor provision thereof, or any similar provision of state, local or foreign Law.

(f)           Each of the Company and its Subsidiaries has disclosed on its Tax Returns all positions taken therein that could give rise to a substantial understatement of federal income Tax within the meaning of Section 6662 of the Code or any similar provision of state, local or foreign Law.

(g)           Neither the Company nor any of its Subsidiaries have (i) ever been a party to a Tax Agreement under which the Company or any of its Subsidiaries currently has, or may at any time in the future have, an obligation to contribute to the payment of any portion of a Tax (or pay any amount calculated with reference to any portion of a Tax) of any Person (other than the Company or any of its Subsidiaries), and (ii) any liability for Taxes of any Person (other than the Company or any of its Subsidiaries) under Treasury regulation Section 1.1502-6 (or any similar provision of state, local or foreign Law) as a transferee or successor, by contract or otherwise.

(h)           No written or, to the knowledge of the Company, other claim has ever been made by any appropriate Governmental Entity in a jurisdiction where neither the Company nor any of its Subsidiaries filed Tax Returns that the Company or any of its Subsidiaries are or may be subject to taxation by that jurisdiction.

(i)            Neither the Company nor any of its Subsidiaries has engaged in a “reportable transaction” as set forth in Treasury Regulation Section 1.6011-4(b)(1).

(j)            Neither the Company nor any of its Subsidiaries has agreed nor is required to make any adjustments pursuant to Section 481(a) of the Code or any similar provision of state, local or foreign Law by reason of a change in accounting method initiated by it or any other relevant party and, to the knowledge of the Company, no Governmental Entity has proposed any such adjustment or change in accounting method, nor is any application pending with any appropriate Governmental Entity requesting permission for any changes in accounting methods that relate to the business or assets of the Company or any of its Subsidiaries.

(k)           The Company and its Subsidiaries will not be required to include any item of income in, or exclude any item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of (i) any installment sale or open transaction disposition made on or prior to the Closing Date or (ii) any prepaid amount received on or prior to the Closing Date.

(l)           Neither the Company nor any of its Subsidiaries has any limitation on the use of any net operating loss or Tax credit or other similar items imposed by Section 382 or Section 383 of the Code or imposed by Treasury Regulations issued pursuant to Section 1502 of the Code or imposed by any other provision of federal, state, local or foreign Law, excluding any limitation arising solely from the transactions contemplated by this Agreement.

(m)           Neither the Company nor any of its Subsidiaries currently benefit from (i) exemptions from taxation, Tax holidays, reduction in Tax rate or similar Tax reliefs, or (ii) other financial grants, subsidies or similar incentives granted by a Governmental Entity, whether or not relating to Taxes.

(n)           None of the assets of the Company or any of its Subsidiaries is treated as “tax exempt use property,” within the meaning of Section 168(h) of the Code.

(o)           During the two-year period ending on the date of this Agreement, neither the Company nor any of its Subsidiaries was a distributing corporation or a controlled corporation in a transaction intended to be governed by Section 355 of the Code.

Section 3.14.         Environmental Matters.

(a)           Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the Company and its Subsidiaries (i) have been and are in compliance with all applicable Environmental Laws, which compliance includes the possession and maintenance of, and compliance with, all Permits required under applicable Environmental Laws for the operation of the business of the Company and its Subsidiaries and (ii) have obtained all such Permits, and no suspension or cancellation of any such Permits is pending or, to the knowledge of the Company, threatened.

(b)           To the knowledge of the Company, there has been and is no presence or release of, or exposure to Hazardous Substances or other condition reasonably expected to give rise to a requirement for investigation or remediation, material violation of, or material Liability of the Company or any of its Subsidiaries pursuant to any Environmental Law.

(c)           Neither the Company nor any of its Subsidiaries has received any notice of potential responsibility or information request relating to any generation, transportation, storage, treatment, disposal or release of or exposure to Hazardous Substances, pursuant to any Environmental Law, including Superfund and similar laws.

(d)           Neither the Company nor its Subsidiaries has received written notice of, is a party to or is the subject of any Legal Proceeding alleging any material Liability or responsibility under or noncompliance with any Environmental Law or seeking to impose any financial responsibility for any investigation, cleanup, removal, containment or any other remediation or compliance under any Environmental Law.  To the knowledge of the Company, no such Legal Proceeding has been threatened, and there is no reasonable basis for, or circumstances that are reasonably likely to give rise to, any such Legal Proceeding by any Governmental Entity or any third party that would give rise to any material Liability or obligation on the part of the Company or any of its Subsidiaries, and there are no such Legal Proceedings, whether filed or threatened, that have been settled or compromised by the Company or any Subsidiary during the past three years and at the time of such settlement or compromise were material to the Company and its Subsidiaries, taken as a whole.  Neither the Company nor any of its Subsidiaries is subject to any Order or agreement by or with any Governmental Entity or third party imposing any material Liability or obligation with respect to any of the foregoing.

(e)           The Company has made available to Parent copies of all written environmental, health or safety assessments, audits and similar documents in the possession of the Company and its Subsidiaries, including any “Phase I” and “Phase II” reports.

Section 3.15.         Employee Benefit Plans.

(a)           Section 3.15 of the Company Disclosure Schedule sets forth a complete and accurate list of all material Employee Plans.  With respect to each material Employee Plan, the Company has made available to Parent complete and accurate copies of (in each case, if any) (i) the three most recent annual reports on Form 5500 filed with the Internal Revenue Service for each Employee Plan, including all schedules thereto; (ii) the most recent determination letter from the Internal Revenue Service for any Employee Plan that is intended to qualify under Section 401(a) of the Code; (iii) the current plan document (including any amendments thereto) and most recent summary plan description, if any, or a written description of the terms of any Employee Plan that is not in writing; (iv) any related trust agreements, insurance contracts, insurance policies or other material documents of any funding arrangements, in each case, as currently in effect; (v) any notices to or from, or a description of any oral communication with, the Internal Revenue Service or any office or representative of the Department of Labor or any similar Governmental Entity in the last six years relating to any compliance issues in respect of any such Employee Plan; (vi) with respect to each Employee Plan that is maintained in any non-U.S. jurisdiction (the “International Employee Plans”), to the extent applicable, (x) the three most recent annual reports or similar compliance documents required to be filed with any Governmental Entity with respect to such plan, (y) any document comparable to the determination letter reference under clause (ii) above issued by a Governmental Entity relating to the satisfaction of the requirements of Law necessary to obtain the most favorable tax treatment, and (z) the three most recent actuarial valuations prepared for such plan; and (vii) all amendments, modifications or supplements to any such document.  No Employee Plan maintained, sponsored, contributed to or required to be contributed to by the Company, any of its Subsidiaries, or any of their respective ERISA Affiliates or with respect to which any of the foregoing has any material Liability is (A) a “defined benefit plan” (as defined in Section 414 of the Code), (B) a “multiemployer plan” (as defined in Section 3(37) of ERISA), (C) a “multiple employer” plan (as defined in Section 4063 or 4064 of ERISA), or (D) subject to Section 302 of ERISA, Section 412 of the Code or Title IV of ERISA.  No material International Employee Plan is a defined benefit pension plan except to the extent such International Employee Plan is required to be maintained by the Company or its Subsidiaries pursuant to applicable Law or is listed in Section 3.15 of the Company Disclosure Schedule.  With respect to each Employee Plan not set forth on Section 3.15 of the Company Disclosure Schedule, such Employee Plan either (i) may be terminated at any time with no material Liability to the Company, Parent or any of their respective Subsidiaries, or (ii) does not, and will not, result in the aggregate in any material Liability to the Company, Parent or any of their respective Subsidiaries.  The term “ERISA Affiliate” means any Person that, together with the Company any of its Subsidiaries, would be deemed a “single employer” within the meaning of Section 414(b), (c), (m) or (o) of the Code.

(b)           Each Employee Plan has been maintained, operated and administered in material compliance with its terms and with all applicable Laws, including the applicable provisions of ERISA and the Code.  Each Employee Plan that is intended to be “qualified” under Section 401 of the Code has received a favorable determination letter from the Internal Revenue Service to such effect or still has a remaining period of time in which to apply for or receive such letter and to make any amendments necessary to obtain a favorable determination and no fact, circumstance or event has occurred or exists since the date of such determination letter that would reasonably be expected to adversely affect the qualified status of any such Employee Plan or the ability of such Employee Plan to obtain a favorable determination.  With respect to each International Employee Plan, all applicable foreign qualifications and/or registration requirements have been satisfied in all material respects, except where any failure to comply would not result in any material Liability to the Company, Parent or any of their respective Subsidiaries.

(c)           All material contributions, premiums and other payments required to be made with respect to any Employee Plan have been made in all material respects on or before their due dates under applicable Law and the terms of such Employee Plan.  Neither the Company nor any of its Subsidiaries has any plan or commitment to amend or establish any new material Employee Plan or to materially increase any benefits under any Employee Plan.

(d)           There are no material Legal Proceedings pending or, to the knowledge of the Company, threatened on behalf of or against any Employee Plan, the assets of any trust under any Employee Plan, or the plan sponsor, plan administrator or any fiduciary or any Employee Plan with respect to the administration or operation of such plans (excluding claims for benefits in the ordinary course).

(e)           None of the Company, any of its Subsidiaries, or, to the knowledge of the Company, any of their respective directors, officers, employees or agents has, with respect to any Employee Plan, engaged in or been a party to any non-exempt “prohibited transaction,” as such term is defined in Section 4975 of the Code or Section 406 of ERISA, which would result in the imposition of a material penalty assessed pursuant to Section 502(i) of ERISA or a material tax imposed by Section 4975 of the Code, in each case applicable to the Company, any of its Subsidiaries or any Employee Plan or for which the Company or any of its Subsidiaries has any indemnification obligation.

(f)            No Employee Plan provides or promises, and neither the Company nor any of its Subsidiaries has otherwise incurred any liability with respect to, post-retirement medical or other post-retirement welfare benefits to any Person, except (1) to the extent required under any applicable Law or under Section 4980B of the Code, or (2) retirement or death benefits under any plan intended to be qualified under Section 401(a) of the Code.

(g)           Each Employee Plan that is a “nonqualified deferred compensation plan” (within the meaning of Section 409A(d)(1) of the Code) has (i) been maintained and operated since January 1, 2005 in good faith compliance with Section 409A of the Code and (ii) since January 1, 2009, to the Company’s knowledge, has been in documentary and operational compliance with Section 409A of the Code.  To the Company’s knowledge, no additional Tax under Section 409A(a)(1)(B) of the Code has been or is reasonably expected to be incurred by a participant in any such Employee Plan.

(h)           Except as otherwise contemplated by Section 2.11 of this Agreement, the execution and delivery of, and performance of the transactions contemplated by, this Agreement will not (either alone or upon the occurrence of any additional or subsequent events, whether contingent or otherwise): (i) result in any material payment or benefit becoming due or payable, or required to be provided, to any Company Employee or director or independent contractor of the Company or any of its Subsidiaries, (ii) result in the forgiveness of any material indebtedness of any such Company Employee, director or independent contractor, (iii) materially increase the amount or value of any benefit or compensation otherwise payable or required to be provided to any such Company Employee, director or independent contractor, or (iv) result in the acceleration of the time of payment, vesting or funding of any such material benefit or compensation.

(i)            Through the date hereof, the Company and its Subsidiaries have complied in all material respects with their obligations pursuant to the 401(k) Settlement Agreement.

(j)            Except as set forth on Section 3.15(j) of the Company Disclosure Schedule, neither the Company nor any of its Subsidiaries is a party to, or otherwise obligated under, any contract, agreement, plan or arrangement that provides for the gross-up of Taxes imposed by sections 280G, 4999 and/or 409A of the Code.

Section 3.16.         Labor Matters.

(a)           Neither the Company nor any of its Subsidiaries is a party to any Collective Bargaining Agreement with respect to their respective employees with any labor organization, union, group or association, or works council, and to the knowledge of the Company, there are no activities or proceedings by any labor organization, union, group or association to organize any such employees.  There are no lockouts, strikes, slowdowns, work stoppages or, to the knowledge of the Company, threats thereof by or with respect to any employees of the Company or any of its Subsidiaries, nor have there been any such lockouts, strikes, slowdowns or work stoppages in the last six years.

(b)           The Company and each of its Subsidiaries (i) is and has for the last six years been in material compliance with all applicable Laws regarding employment and employment practices and those Laws relating to terms and conditions of employment, wages and hours, occupational safety and health and workers’ compensation, and (ii) has no material charges or complaints relating to unfair labor practices or unlawful employment practices pending or, to the knowledge of the Company, threatened against it before any Governmental Entity.  To the knowledge of the Company, neither the Company nor any of its Subsidiaries has any material Liability with respect to any misclassification of any person as an independent contractor rather than as an “employee.”

(c)           The Company and each of its Subsidiaries, with respect to any current or former employee of the Company: (i) has withheld and reported all material amounts required by Law or by agreement to be withheld and reported with respect to wages, salaries and other payments in the last six years, (ii) is not materially liable for any arrears of wages or severance pay or any penalty for failure to comply with any of the foregoing in the last three years, and (iii) is not liable for any payment to any trust or other fund governed by or maintained by or on behalf of any Governmental Entity, with respect to unemployment compensation benefits, social security or other benefits or obligations for such employees (other than routine payments to be made in the normal course of business and consistent with past practice).

Section 3.17.         Real Property.

(a)           Owned Real Property.  Section 3.17(a) of the Company Disclosure Schedule sets forth a complete list, as of the date of this Agreement, of all real estate owned by the Company (together with all buildings, structures, fixtures and improvements thereon and all of the Company’s rights thereto, the “Owned Real Property”).  The Company has good and marketable fee simple title to the Owned Real Property insured under policies of title insurance issued to the Company with respect to such Owned Real Property, free and clear of all Liens other than Permitted Liens, none of which materially interfere with the Company’s use, or materially detract from the value of, or marketability of, the Owned Real Property.  There are no rights of first refusal, options to purchase, purchase agreements or similar agreements in effect with respect to all or any part of the Owned Real Property.

(b)           Leased Real Property.  Section 3.17(b)(i) of the Company Disclosure Schedule sets forth a complete list, as of the date of this Agreement, of all of the existing leases, subleases or other agreements, and all amendments, if any, thereto (collectively, the “Leases”) under which the Company or any of its Subsidiaries uses or occupies or has the right to use or occupy, now or in the future, any real property (such property, the “Leased Real Property”) including with respect to each Lease, the name of the lessor, the date of the Lease and each amendment thereto made as of the date of this Agreement.  The Company has heretofore made available to Parent true, correct and complete copies of all Leases (including all modifications, amendments, terminations, supplements, waivers and side letters thereto).  The Company and/or its Subsidiaries have and own valid leasehold estates in the Leased Real Property, free and clear of all Liens other than Permitted Liens.  Section 3.17(b)(ii) of the Company Disclosure Schedule sets forth a complete list, as of the date of this Agreement, of all of the existing Leases granting to any Person, other than the Company or any of its Subsidiaries, any right to use or occupy, now or in the future, any of the Leased Real Property.  Each of the Leases is, in all material respects, valid, in full force and effect and enforceable against the Company or the applicable Subsidiary party thereto.  Neither the Company nor any of its Subsidiaries is in material breach of or default under, or has received written notice of any material breach of or default under, any Lease, and, to the knowledge of the Company, no event has occurred that with notice or lapse of time or both would constitute such a breach or default thereunder by the Company or any of its Subsidiaries or any other party thereto.  To the knowledge of the Company, the Company or its applicable Subsidiary has adequate rights of ingress and egress into the Leased Real Property.

Section 3.18.         Assets; Personal Property.  The Company and its Subsidiaries are in possession of and have good title to, or valid leasehold interests in or valid rights under contract to use all machinery, equipment, furniture, fixtures and other tangible personal property and assets owned, leased or used by the Company or any of its Subsidiaries (the “Assets”) that are material to the Company and its Subsidiaries, taken as a whole, free and clear of all Liens, except for Permitted Liens.

Section 3.19.         Intellectual Property.

(a)           Section 3.19(a) of the Company Disclosure Schedule sets forth a complete and correct list (by name and version number) of all products distributed or sold by the Company or its Subsidiaries during the two (2) years prior to the date of this Agreement, and all services made commercially or for revenue by the Company or its Subsidiaries during the two (2) years prior to the date of this Agreement, and all products or services that are in development as of the date hereof and that the Company or a Subsidiary of the Company expects or intends to make available commercially or for revenue prior to twelve months after the date hereof (together with other products not included in Section 3.19(a) of the Company Disclosure Schedule, “Company Products”).

(b)           Section 3.19(b) of the Company Disclosure Schedule sets forth a complete and correct list of the following categories of Owned Company IP: (i) all registered Trademarks and material unregistered Trademarks; (ii) all Domain Names; (iii) all Patents; (iv) all registered Copyrights; and (v) all material Software in each case listing, as applicable, (A) the name of the applicant/registrant and current owner, (B) the jurisdiction where the application/registration is located, (C) the application or registration number, and (D) the status of the application or registration, including upcoming deadlines for any renewals or other required filings in the 90-days period following the date of this Agreement.  The registered Intellectual Property included within Owned Company IP is subsisting, enforceable, and validly registered or filed in the name of the Company or any of its Subsidiaries in those countries where the Company and its Subsidiaries carry on their businesses, except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.  The Company and its Subsidiaries exclusively own all right, title and interest in the Owned Company IP free and clear of all Liens and have a valid right to use all Licensed Company IP.  Neither the Company nor any of its Subsidiaries knows of any information, materials, facts or circumstances that could render any material Company IP invalid or unenforceable.

(c)           Section 3.19(c) of the Company Disclosure Schedule separately sets forth a complete and correct list of (i) all material agreements under which the Company or any of its Subsidiaries uses or has the right to use any Licensed Company IP (other than licenses for commercially available off-the-shelf software with an annual cost of less than $50,000 that is not incorporated into any Company Products) and (ii) all agreements under which the Company or any of its Subsidiaries has licensed to others the right to use any of the material Company IP (other than standard, non-material, non-exclusive licenses granted to customers in connection with the sale or distribution of Company Products entered into in the ordinary course of business) (such agreements, whether or not listed on Section 3.19(c) of the Company Disclosure Schedule, the “Company IP Agreements”).  Neither the Company nor any of its Subsidiaries has granted any exclusive license of or exclusive right to, or authorized the retention of any exclusive rights to, or allowed any Third Party to retain ownership of any improvements to any Owned Company IP.  To the knowledge of the Company, there have been no material disputes during the three (3) years prior to the date of this Agreement, and there are no pending disputes, nor basis for any dispute, regarding the scope of such Company IP Agreements, performance under the Company IP Agreements, or with respect to payments made or received under such Company IP Agreements.

(d)           To the knowledge of the Company, the Company IP is all of the Intellectual Property that is necessary for the conduct of the business of the Company and its Subsidiaries as currently conducted and as proposed to be conducted.

(e)           Each of the Company and its Subsidiaries has taken commercially reasonable steps to (i) protect and maintain the Owned Company IP and (ii) protect and preserve the confidentiality of Trade Secrets included in the Company IP.

(f)           All former and current employees, consultants and independent contractors of the Company that have created or contributed to any Owned Company IP have assigned or otherwise transferred to the Company or its Subsidiaries all ownership and other rights of any nature whatsoever (to the extent permitted by law) of such Person in any such Intellectual Property developed for the Company or its Subsidiaries.  The Company and its Subsidiaries have and use commercially reasonable efforts to enforce a policy requiring (i) each employee, consultant or independent contractor whose duties involve the creation or contribution of Intellectual Property to execute an assignment agreement containing terms assigning such Intellectual Property to the Company and (ii) each employee, consultant or independent contractor to execute a proprietary information and confidentiality agreement that contains non-disclosure and other provisions protective of Trade Secrets, in each case substantially in the form as those set forth in Section 3.19(f) of the Company Disclosure Schedule.

(g)           To the knowledge of the Company, the conduct and operations of the business of the Company and its Subsidiaries, including the manufacture and sale of the Company Products, does not infringe upon, misappropriate, violate or conflict in any way with the Intellectual Property rights of any Person or constitute unfair competition or unfair trade practices under the laws of any jurisdiction.  There is no pending or, to the knowledge of the Company, threatened assertion, suit, action, investigation, proceeding or claim against the Company or any Subsidiary, and there has been no such assertion, suit, action, investigation, proceeding or claim against the Company or any Subsidiary in the last three (3) years (or, to the knowledge of the Company, in the last six (6) years), that the conduct and operations of the business of the Company and its Subsidiaries, including the manufacture and sale of the Company Products, infringes upon, misappropriates, violates or conflicts in any way with the Intellectual Property rights of any Person or constitutes unfair competition or unfair trades practices under the Laws of any jurisdiction, and the Company and its Subsidiaries have not been notified in writing in the last three (3) years (or, to the knowledge of the Company, in the last six (6) years) of any such assertion, suit, action, investigation, proceeding or claim (including invitations to take licenses or the like) against the Company or any of its Subsidiaries, except in each case to the extent any such matters have been resolved.  To the knowledge of the Company, there are no unauthorized uses, disclosures, infringements, or misappropriations by any Person of any Owned Company IP, except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(h)           There is no pending or, to the knowledge of the Company threatened, assertion or claim challenging the validity or enforceability of, or contesting the Company’s or any of its Subsidiaries’ rights with respect to, any of the Owned Company IP or any agreement relating to Licensed Company IP.  The Company and its Subsidiaries are not subject to any Order that restricts or impairs the use of any of Company IP or any Company Products, except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.  No compulsory licenses, licenses of right or anything similar have been granted by a court of competent jurisdiction in respect of the Owned Company IP.

(i)            The execution, delivery and performance of this Agreement will not result in, under the terms of any agreement to which the Company or any Subsidiary is a party, (i) Parent, the Company or its Subsidiaries being bound by any non-solicitation, non-compete, exclusivity obligation or other material restriction on the operation of any business of the Company or its Subsidiaries, including any of their products or services, (ii) the Company or its Subsidiaries granting to any third party any rights or licenses to any material Intellectual Property, (iii) Parent granting any third party any rights or licenses to any Intellectual Property, (iv) the release or disclosure of any material Trade Secrets (other than pursuant to this Agreement) or (iv) the imposition of any Lien on any Owned Company IP.

(j)            No Software that contains or is derived from open source software has been incorporated by the Company or any of its Subsidiaries into any Company Products, or has otherwise been distributed or licensed by the Company or any of its Subsidiaries to Third Parties, in a manner that renders any Company Products subject to license terms that require the Company or any of its Subsidiaries to (i) provide access to the corresponding source code of any software contained in any Company Product or (ii) permit modification or free redistribution of any software contained in any Company Product, except for access to such source code or modification or free redistribution of such software that have not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.  Neither the Company nor its Subsidiaries is in violation of any open source license, except for such violations that have not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.  “Open source” software means software that is licensed pursuant to a license that upon distribution of such software (and modifications thereof), purports to require the distributing party to (i) provide access to the corresponding source code or (ii) permit modification or free redistribution of such software (including the GNU General Public License).

(k)           No material Software source code has been published or disclosed by the Company or any of its Subsidiaries on or after January 1, 2006, except (i) in connection with the distribution, sale or license of services or hardware or software products in the ordinary course of business consistent with past practice, which source code disclosure does not materially differ from the provisions in one of the Company’s standard form source code license agreements as set forth in Section 3.19(k) of the Company Disclosure Schedule, and (ii) for source code that has been placed into escrow pursuant to an escrow agreement for customers in the ordinary course of business.  No such source code has been released or disclosed to the beneficiary thereof, and the consummation of the transactions contemplated hereby will not result in the release from escrow of such source code.

(l)            All use by the Company and its Subsidiaries of encryption-related technology, or other technology that would require an export license or other Permit, is set forth on Schedule 3.19(l) of the Company Disclosure Schedule.  Such use is and has been authorized by any appropriate Permit as set forth on Section 3.19(l) of the Company Disclosure Schedule.

(m)           The participation by the Company and its Subsidiaries in any standards setting or other industry organization is in material compliance with all rules, requirements and other obligations of any such organization.  Except as set forth on Section 3.19(m) of the Company Disclosure Schedule, neither the Company nor any of its Subsidiaries is a member of, or party to, any patent pool, industry standards body, trade association or other organization pursuant to the rules of which it is obligated to license any Company IP to any Third Party.  All Company IP that is subject to the rules and regulations of any standard setting or other industry organization that requires licensing of such IP on a fair and reasonable or non-discriminatory basis is listed in Section 3.19(m) of the Company Disclosure Schedule.

(n)           No federal, state, local or other governmental entity nor any university, college, other educational institution or research center has material rights in or to any material Owned Company IP other than pursuant to a valid, nonexclusive license granted by the Company or any of its Subsidiaries.

(o)           The Company (or any Subsidiary or agent of the Company) has not granted any warranties with respect to the Company Products that materially deviate from the standard warranties Company provides with respect to such Company Products and that are in effect as of the date of this Agreement, a copy of which warranty is included in Section 3.19(o) of the Company Disclosure Schedule.  During the twelve months prior to the date of this Agreement, the Company, its Subsidiaries and, to the knowledge of the Company, its agents and distributors, have not received any warranty claims related to the Company Products that are (i) for amounts in excess of $50,000, (ii) claims under any “epidemic failure” or similar clause, or (iii) other material claims outside the ordinary course of business.

(p)           To the knowledge of the Company, there are no unresolved security holes, vulnerabilities, or other defects in the Company Products or information technology systems used in their respective businesses that would permit unauthorized or unknown access to computers or systems of users of those Company Products or to the Company or its Subsidiaries information technology systems, except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.  The Company and its Subsidiaries have taken reasonable steps and implemented reasonable procedures and systems, consistent with standard industry practices, to prevent such unauthorized or unknown access and to identify, detect and prevent any computer code, such as viruses or other disruptive or disabling code, from entering Company Products.

(q)           The Company and its Subsidiaries maintain policies and procedures regarding data security and privacy that are commercially reasonable and, in any event, in compliance in all material respects with all applicable Laws.  There have been no security breaches relating to violations of any security policy regarding or any unauthorized access of any data used in the business of the Company or its Subsidiaries, except for such breaches that have not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.  The use and dissemination of any and all data and information concerning individuals by their businesses is in compliance in all material respects with all applicable privacy and data security policies, terms of use, customer contracts and Laws.  The transactions contemplated hereby will not violate any privacy policy, terms of use or Laws relating to the use, dissemination, or transfer of any such data or information, nor will such transactions require the Company or any of its Subsidiaries to provide any notice to, or seek any consent from, any employee, customer, supplier, service provider or other third party under any policy of the Company relating to data security and privacy.

Section 3.20.         Insurance.  Section 3.20 of the Company Disclosure Schedule sets forth a list of all material policies of insurance covering the Company, its Subsidiaries or any of their employees, properties or assets, including policies of life, property, fire, workers’ compensation, products liability, and other casualty and liability insurance.  All such insurance policies are in full force and effect, no notice of cancellation has been received thereto, and to the Company’s knowledge, there is no existing material default or event which, with the giving of notice or lapse of time or both, would constitute a material default, by any insured thereunder.

Section 3.21.         Related Party Transactions.  Except as set forth in any Company SEC Report filed prior to the date hereof, or for compensation or other employment arrangements in the ordinary course, there are no transactions, agreements, arrangements or understandings that would be required to be disclosed by the Company pursuant to Section 404 of Regulation S-K promulgated under the Exchange Act.

Section 3.22.         Vote Required.  The affirmative vote of the holders of a majority of the outstanding Shares, voting together as a class (the “Requisite Stockholder Approval”), is the only vote of the holders of any class or series of the Company’s capital stock necessary (under applicable Law or otherwise) to adopt this Agreement.  Subject to the accuracy of the representation set forth in Section 4.14, the Company Board has taken all necessary actions so that the restrictions on business combinations set forth in Section 203 of the DGCL and any other similar applicable Law are not applicable to this Agreement and the transactions contemplated hereby, including the Merger.

Section 3.23.         Brokers.  Except for Qatalyst Partners LP (a true and correct copy of whose engagement letter has been furnished or made available to Parent), there is no investment banker, broker, finder, agent or other Person that has been retained by or is authorized to act on behalf of the Company or any of its Subsidiaries who is entitled to any financial advisor’s, brokerage, finder’s or other similar type of fee or commission in connection with the transactions contemplated hereby.

Section 3.24.         Opinion of Financial Advisors.  The Company Board has received the opinion of Qatalyst Partners LP, financial advisor to the Company, to the effect that, as of the date of such opinion, and based upon and subject to the various qualifications and assumptions set forth therein, the Merger Consideration to be received by the holders of Company Common Stock (other than Parent or any Affiliate of Parent) is fair, from a financial point of view, to such stockholders.  A copy of such opinion shall be delivered to Parent as promptly as practicable following the execution of this Agreement.

Section 3.25.         No Other Parent Representations and Warranties.  Except for the representations and warranties set forth in Article IV, the Company hereby acknowledges that neither Parent or any of its Subsidiaries, nor any of their respective stockholders, directors, officers, employees, Affiliates, advisors, agents or Representatives, nor any other Person, has made or is making any other express or implied representation or warranty with respect to the Parent or any of its Subsidiaries or their respective business or operations, including with respect to any information provided or made available to the Company.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES

OF PARENT AND MERGER SUB

Subject to Section 8.4, except, with respect to any Section of this Article IV, as set forth in the section of the disclosure schedule delivered by Parent to the Company on the date of this Agreement (the “Parent Disclosure Schedule”) that specifically relates to such Section and except as disclosed in the Annual Report on Form 10-K of Parent for the fiscal year ended February 28, 2010 (the “Parent Form 10-K”), the Quarterly Reports on Form 10-Q and the Current Reports on Form 8-K, in each case, filed from the date of the filing of the Parent Form 10-K to the date of this Agreement (including as disclosed in Parent’s Quarterly Report on Form 10-Q for the quarter ended November 30, 2010 in the draft form delivered to the Company prior to the date hereof) (other than disclosures in the “Risk Factors” or “Forward-Looking Statements” sections of such reports and other disclosures that are similarly non-specific and are predictive or forward-looking in nature), Parent and Merger Sub hereby represent and warrant to the Company as follows:

Section 4.1.           Organization and Standing.  Each of Parent and Merger Sub is a corporation duly organized, validly existing and in good standing under the Laws of the State of Delaware, with all requisite corporate power and authority to carry on its business as it is presently being conducted and to own, lease or operate its properties and assets.  Each of Parent and Merger Sub is duly qualified to do business and is in good standing in each jurisdiction where the character of its properties owned or leased or the nature of its activities make such qualification necessary, except where the failure to be so qualified or in good standing would not, individually or in the aggregate, have or reasonably be expected to have a Parent Material Adverse Effect.  Parent has delivered or made available to the Company complete and correct copies of each of its and Merger Sub’s certificate of incorporation and bylaws, as amended to date, and each such instrument is in full force and effect.  Each of Parent and Merger Sub is not in violation of its certificate of incorporation or bylaws.

Section 4.2.           Authorization.  Each of Parent and Merger Sub has all requisite corporate power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby and to perform its obligations hereunder.  Other than the adoption of this Agreement by Parent in its capacity as sole stockholder of Merger Sub (which shall occur immediately after the execution and delivery of this Agreement), the execution and delivery of this Agreement by Parent and Merger Sub and the consummation by Parent and Merger Sub of the transactions contemplated hereby have been duly authorized by all necessary corporate or other action on the part of Parent and Merger Sub, and no other corporate or other proceeding on the part of Parent or Merger Sub is necessary to authorize, adopt or approve this Agreement and the transactions contemplated hereby.  This Agreement has been duly executed and delivered by each of Parent and Merger Sub and, assuming the due authorization, execution and delivery by the Company, constitutes a legal, valid and binding obligation of each of Parent and Merger Sub, enforceable against each in accordance with its terms, except that such enforceability (i) may be limited by applicable bankruptcy, insolvency, reorganization, moratorium and other similar laws affecting creditors’ rights generally, and (ii) is subject to general principles of equity.

Section 4.3.           Non-contravention; Required Consents.

(a)           The execution, delivery or performance by Parent and Merger Sub of this Agreement, the consummation by Parent and Merger Sub of the transactions contemplated hereby and the compliance by Parent and Merger Sub with the provisions hereof do not and will not (i) violate or conflict with any provision of the certificates of incorporation or bylaws or other constituent documents of Parent or Merger Sub, (ii) violate, conflict with, or result in the breach of or constitute a default (or an event which with notice or lapse of time or both would become a default) under, or result in the termination of, or accelerate the performance required by, or result in a right of termination or acceleration under, any Contract to which Parent or Merger Sub is a party or by which Parent, Merger Sub or any of their properties or assets may be bound, (iii) assuming compliance with the matters referred to in Section 4.3(b), violate or conflict with any Order or Law applicable to Parent or Merger Sub or by which any of their properties or assets are bound or (iv) result in the creation of any Lien, other than Permitted Liens upon any of the properties or assets of Parent or Merger Sub, other than any such event described in items (ii), (iii) and (iv) that, individually or in the aggregate, has not had and would not reasonably be expected to have or result in a Parent Material Adverse Effect.

(b)           No Consent of any Governmental Entity is required on the part of Parent, Merger Sub or any of their Affiliates in connection with the execution, delivery and performance by Parent and Merger Sub of this Agreement and the consummation by Parent and Merger Sub of the transactions contemplated hereby, except (i) the filing and recordation of the Certificate of Merger with the Secretary of State of the State of Delaware, (ii) such filings and approvals as may be required by any federal or state securities Laws, including compliance with any applicable requirements of the Exchange Act or by the rules and regulations of Nasdaq and (iii) compliance with any applicable requirements of the HSR Act and any applicable foreign antitrust, competition or merger control Laws.

Section 4.4.           Capitalization.

(a)           The authorized capital stock of Parent consists of (i) 85,000,000 shares of Parent Common Stock and (ii) 1,000,000 shares of preferred stock, par value $0.10 per share.  As of December 31, 2010: (A) 22,872,811 shares of Parent Common Stock were issued and outstanding, (B) no shares of preferred stock were issued and outstanding and (C) there were 62,127,189 shares of treasury Parent Common Stock.  All outstanding shares of Parent Common Stock are (and will be when issued as part of the Merger Consideration) validly issued, fully paid, nonassessable and free of any preemptive rights.

(b)           As of December 15, 2010, Parent has reserved 7,461,242 shares of Parent Common Stock for issuance under Parent’s various stock option plans.  As of November 30, 2010, with respect to such plans, there were outstanding stock options with respect to 3,278,000 shares of Parent Common Stock.

(c)           Except as set forth in this Section 4.4, as of December 31, 2010 there are no (i) outstanding shares of capital stock of, or other equity or voting interest in, Parent, (ii) outstanding securities of Parent convertible into or exchangeable for shares of capital stock of, or other equity or voting interest in, Parent, (iii) outstanding options, warrants, rights or other commitments or agreements to acquire from Parent, or that obligates Parent to issue, any capital stock of, or other equity or voting interest in, or any securities convertible into or exchangeable for shares of capital stock of, or other equity or voting interest in, Parent, (iv) obligations of Parent to grant, extend or enter into any subscription, warrant, right, convertible or exchangeable security or other similar agreement or commitment relating to any capital stock of, or other equity or voting interest (including any voting debt) in, Parent, (v) restricted shares, stock appreciation rights, performance units, restricted stock units, contingent value rights, “phantom” stock or similar securities or rights that are derivative of, or provide economic benefits based, directly or indirectly, on the value or price of, any capital stock of, or other voting securities of or ownership interests in, Parent (the items in clauses (i), (ii), (iii), (iv) and (v), together with the capital stock of Parent, being referred to collectively as “Parent Securities”), or (vi) other obligations by Parent to make any payments based on the price or value of the shares of Parent Common Stock.  There are no outstanding agreements of any kind which obligate Parent or any of its Subsidiaries to repurchase, redeem or otherwise acquire any Parent Securities.

(d)           Neither Parent nor any of its Subsidiaries is a party to any agreement restricting the transfer of, relating to the voting of, requiring registration of, or granting any preemptive rights, antidilutive rights or rights of first refusal or similar rights with respect to any Parent Securities.

Section 4.5.           Parent SEC Reports.  Parent has timely filed with, or furnished to, as applicable, the SEC all forms, reports and documents required to be filed or furnished by it since March 1, 2007 (all such forms, reports and documents, together with any documents filed during such period by Parent with the SEC on a voluntary basis on Current Reports on Form 8-K and, in all cases, all exhibits and schedules thereto, the “Parent SEC Reports”), each of which complied in all material respects, as of its filing date (or, if amended or superseded by a filing prior to the date of this Agreement, on the date of such amended or superseded filing), with the applicable requirements of the Securities Act or the Exchange Act, as the case may be, each as in effect on the date such Parent SEC Report was filed, except as otherwise disclosed in any such Parent SEC Report.  As of its filing date (or, if amended or superseded by a filing prior to the date of this Agreement, on the date of such amended or superseded filing), each Parent SEC Report, including any financial statements or schedules included or incorporated by reference therein, did not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading.  True and correct copies of all Parent SEC Reports filed prior to the date hereof have been furnished to the Company or are publicly available in the EDGAR database of the SEC.  None of Parent’s Subsidiaries is required to file any forms, reports or other documents with the SEC.  No executive officer of Parent has failed in any respect to make the certifications required of him or her under Section 302 or 906 of the Sarbanes-Oxley Act with respect to any Parent SEC Report, and neither Parent nor any of its executive officers has received notice from any Governmental Entity challenging or questioning the accuracy, completeness, form or manner of filing of such certifications.

Section 4.6.           Financial Statements.

(a)           The audited and unaudited consolidated financial statements of Parent and its Subsidiaries included (or incorporated by reference) in the Parent SEC Reports have been prepared in accordance with GAAP consistently applied during the periods and at the dates involved (except as may be indicated in the notes thereto) and (except as amended or superseded by a filing prior to the date of this Agreement) fairly present in all material respects the consolidated financial position of Parent and its Subsidiaries as of the dates thereof and the consolidated results of operations and cash flows for the periods then ended.

(b)           Parent has implemented and maintains a system of internal accounting controls sufficient in all material respects to provide reasonable assurances regarding the reliability of financial reporting and the preparation of financial statements in accordance with GAAP.  Parent (i) has implemented and maintains disclosure controls and procedures (as defined in Rule 13a-15(e) of the Exchange Act) sufficient in all material respects to ensure that material information relating to Parent, including its consolidated Subsidiaries, is made known to the Chief Executive Officer and the Chief Financial Officer of Parent by others within those entities and (ii) has disclosed, based on its most recent evaluation prior to the date hereof, to Parent’s outside auditors and the audit committee of the board of directors of Parent (A) any significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting (as defined in Rule 13a-15(f) of the Exchange Act) which are reasonably likely to adversely affect Parent’s ability to record, process, summarize and report financial information and (B) any fraud, whether or not material, that involves management or other employees who have a significant role in Parent’s internal control over financial reporting.  A summary of any of these disclosures made by management to Parent’s auditors and audit committee is set forth as Section 4.6(b) of the Parent Disclosure Schedule.

(c)           Since March 1, 2007 (i) to the knowledge of Parent, neither Parent or any of its Subsidiaries nor, any Representative of Parent or any of its Subsidiaries, has received any bona fide, substantive complaint, allegation, assertion or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods of Parent or any of its Subsidiaries or their respective internal accounting controls, including any bona fide, substantive complaint, allegation, assertion or claim that Parent or any of its Subsidiaries has engaged in questionable accounting or auditing practices, and (ii) no attorney representing Parent or any of its Subsidiaries, whether or not employed by Parent or any of its Subsidiaries, has reported evidence of a violation of securities Laws, breach of fiduciary duty or similar violation by Parent or any of its Representatives to the board of directors of Parent or any committee thereof or to Parent’s Chief Legal Officer or Chief Executive Officer.

(d)           To the knowledge of Parent, no officer, director or employee of Parent or any of its Subsidiaries has provided or is providing information to any law enforcement agency regarding the commission or possible commission of any crime by Parent or any of its Subsidiaries or the violation or possible violation of any applicable Law.  Neither Parent or any of its Subsidiaries nor, to the knowledge of Parent, any officer, director, employee, contractor, subcontractor or agent of Parent or any such Subsidiary has discharged, demoted, suspended, threatened, harassed, sanctioned or in any other manner discriminated against an employee of Parent or any of its Subsidiaries in the terms and conditions of employment because of any act of such employee described in Section 806 of the Sarbanes-Oxley Act.

(e)           Neither Parent nor any of its Subsidiaries is a party to, or has any commitment to become a party to, any joint venture, partnership agreement or any similar Contract (including without limitation any Contract relating to any transaction, arrangement or relationship between or among Parent or any of its Subsidiaries, on the one hand, and any unconsolidated affiliate, including any structured finance, special purpose or limited purpose entity or Person, on the other hand (such as any arrangement described in Section 303(a)(4) of Regulation S-K of the SEC)) where the purpose or effect of such arrangement is to avoid disclosure of any material transaction involving Parent or any its Subsidiaries in Parent’s consolidated financial statements.

Section 4.7.           No Undisclosed Liabilities.  Neither Parent nor any of its Subsidiaries has any Liabilities other than (a) Liabilities reflected or otherwise reserved against in the balance sheet of Parent as of November 30, 2010 or disclosed in the notes thereto, (b) Liabilities under this Agreement, (c) Liabilities incurred in connection with the transactions contemplated by this Agreement, (d) Liabilities arising subsequent to November 30, 2010 in the ordinary course of business consistent with past practice or (e) Liabilities that have not had and would not be reasonably likely to have, individually or in the aggregate, a Parent Material Adverse Effect.

Section 4.8.           Absence of Certain Changes.  Since November 30, 2010 through the date hereof, except as may be affected by actions expressly contemplated by this Agreement, (a) the business of Parent and its Subsidiaries has been conducted in the ordinary course consistent with past practice and (b) there has not been any circumstance, development, event, condition, effect or change that, individually or in the aggregate, has had or would reasonably be expected to have a Parent Material Adverse Effect.

Section 4.9.           Compliance with Laws.

(a)           Parent and each of its Subsidiaries is in compliance with all Laws and Orders applicable to Parent and its Subsidiaries or to the conduct of the business or operations of Parent and its Subsidiaries, except for such failures to be in compliance that have not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.  To the knowledge of Parent, neither Parent nor any of its Subsidiaries are under investigation with respect to any material violation of any applicable Laws.  Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, Parent and its Subsidiaries have, and are in compliance with the terms of, all Permits, and no suspension or cancellation of any such Permits is pending or, to the knowledge of Parent, threatened.

(b)           To the knowledge of Parent, neither Parent nor any of its Subsidiaries has (i) used any of its funds for unlawful contributions, loans, donations, gifts, entertainment or other unlawful expenses relating to political activity; (ii) made or agreed to make any unlawful payment to foreign or domestic government officials or employees or to foreign or domestic political parties or campaigns; (iii) taken any action that would constitute a violation of any provision of the Foreign Corrupt Practices Act of 1977, as amended, or any rules or regulations hereunder, or any comparable foreign law or statute; or (iv) made or agreed to make any other unlawful payment.

Section 4.10.         Litigation.  As of the date hereof, there are no Legal Proceedings (a) pending or, to the knowledge of Parent, threatened against Parent, any of its Subsidiaries or any of the respective properties of Parent or any of its Subsidiaries except for any such Legal Proceeding involving only (i) claims for monetary damages (and not involving claims for injunctive or similar equitable relief) not exceeding $100,000, (ii) claims for non-monetary relief that would not reasonably be expected to be material to Parent and its Subsidiaries, taken as a whole, or (iii) a combination of claims described in clauses (i) and (ii) of this Section 4.10, and (b) whether filed or threatened, that have been settled or compromised by Parent or any of its Subsidiaries during the past three years, except for any such settlement or compromise involving only monetary payments (and not involving any injunctive or similar equitable relief) not exceeding $100,000.  Neither Parent nor any of its Subsidiaries is subject to any outstanding Order that would reasonably be expected to be material to Parent and its Subsidiaries, taken as a whole.

Section 4.11.         Brokers.  Except for Credit Suisse Securities (USA) LLC, there is no investment banker, broker, finder, agent or other Person that has been retained by or is authorized to act on behalf of Parent or any of its Subsidiaries who is entitled to any financial advisor’s, brokerage, finder’s or other similar type of fee or commission in connection with the transactions contemplated hereby.

Section 4.12.         Availability of Funds.  Parent has and will have available to it at the Effective Time the funds necessary to (a) pay the aggregate Merger Consideration, (b) consummate the Merger and the other transactions contemplated hereby and (c) perform its obligations under this Agreement.

Section 4.13.         Capitalization of Merger Sub.  The authorized capital stock of Merger Sub consists solely of 100 shares of common stock, par value $0.01 per share, all of which are validly issued and outstanding.  All of the issued and outstanding capital stock of Merger Sub is, and at the Effective Time will be, owned by Parent or a direct or indirect wholly-owned Subsidiary of Parent.  Merger Sub has not conducted any business prior to the date hereof and has no, and prior to the Effective Time will have no, assets, liabilities or obligations of any nature other than those incident to its formation and pursuant to this Agreement and the Merger and the other transactions contemplated by this Agreement.

Section 4.14.         Stock Ownership.  Neither Parent nor Merger Sub owns or, prior to the Effective Time, will own, beneficially or of record, any shares of capital stock of the Company.

Section 4.15.         Related Party Transactions.  Except as set forth in any Parent SEC Report filed prior to the date hereof, or for compensation or other employment arrangements in the ordinary course, there are no transactions, agreements, arrangements or understandings that would be required to be disclosed by Parent pursuant to Section 404 of Regulation S-K promulgated under the Exchange Act.

Section 4.16.         No Other Company Representations and Warranties.  Except for the representations and warranties set forth in Article III, Parent and Merger Sub hereby acknowledge that neither the Company or any of its Subsidiaries, nor any of their respective stockholders, directors, officers, employees, Affiliates, advisors, agents or Representatives, nor any other Person, has made or is making any other express or implied representation or warranty with respect to the Company or any of its Subsidiaries or their respective business or operations, including with respect to any information provided or made available to Parent or Merger Sub.

ARTICLE V

COVENANTS

Section 5.1.           Conduct of Business by the Company.  Except (i) as expressly contemplated by this Agreement (ii) as required by Law, or (iii) as described in Section 5.1 of the Company Disclosure Schedule, during the period from the date hereof to the Effective Time, the Company shall conduct its business and shall cause its Subsidiaries’ business to be conducted in all material respects in the ordinary course consistent with past practice, and shall use commercially reasonable efforts to preserve intact its and its Subsidiaries’ current business organizations, keep available the service of its and its Subsidiaries’ current officers and employees, and preserve its and its Subsidiaries’ relationships with customers, suppliers, licensors, and licensees.  Without limiting the generality of the foregoing, except as expressly contemplated by this Agreement or as described in Section 5.1 of the Company Disclosure Schedule, during the period from the date hereof to the Effective Time, the Company shall not, and shall not permit its Subsidiaries to, without the prior written consent of Parent (which consent shall not be unreasonably withheld, conditioned or delayed):

(a)           propose or adopt any amendments to its certificate of incorporation or bylaws or comparable organizational documents;

(b)           authorize for issuance, issue, sell, deliver or agree or commit to issue sell or deliver (whether through the issuance or granting of options, warrants, commitments, subscriptions, rights to purchase or otherwise) any Company Securities or Company Subsidiary Securities, except for the issuance and sale of Shares pursuant to awards granted under the Equity Compensation Plans prior to the date hereof;

(c)           acquire or redeem, directly or indirectly, or amend any Company Securities or Company Subsidiary Securities (except pursuant to the terms of an Equity Compensation Plan or an award thereunder with respect to tax withholding obligations arising in connection with such an award);

(d)           other than dividends or distributions made by any wholly owned Subsidiary of the Company to the Company or one of its Subsidiaries, split, combine or reclassify any shares of capital stock, declare, set aside or pay any dividend or other distribution (whether in cash, shares or property or any combination thereof) in respect of any shares of capital stock;

(e)           propose or adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of the Company or any of its Subsidiaries (other than the Merger);

(f)           (i) incur or assume any long-term or short-term debt or issue any debt securities except for short-term debt incurred to fund operations of the business in the ordinary course of business consistent with past practice, (ii) assume, guarantee, endorse or otherwise become liable or responsible (whether directly, contingently or otherwise) for the obligations of any other Person except wholly owned Subsidiaries of the Company, (iii) make any loans, advances or capital contributions to or investments in any other Person (other than loans, advances, capital contributions or investments by the Company or any of its Subsidiaries to or in a wholly-owned Subsidiary of the Company) or (iv) mortgage or pledge any of its or its Subsidiaries’ Assets, tangible or intangible, or create or suffer to exist any Lien thereupon (other than Permitted Liens);

(g)           except (1) as may be required by Law or as expressly contemplated by Section 2.11, or (2) for ordinary course salary increases consistent with past practice, granted to non-officer employees, enter into, adopt or amend or terminate any Employee Plan, or any material plan, program, agreement or arrangement that would be an Employee Plan were it in effect as of the date hereof, in any material manner or increase in any material manner the compensation or fringe benefits of any director, officer or employee or pay any benefit not required by any Employee Plan pursuant to its terms as in effect as of the date hereof;

(h)           except for terminations for cause, terminate any Company Employee;

(i)            forgive any loans to employees, officers or directors or any of their respective Affiliates or Associates;

(j)            make any deposits or contributions of cash or other property to or take any other action to fund or in any other way secure the payment of compensation or benefits under the Employee Plans or agreements subject to the Employee Plans or any other plan, agreement, contract or arrangement of the Company, except as required pursuant to applicable Law or the terms of the applicable Employee Plan or plan, agreement, contract or arrangement as in effect as of the date hereof;

(k)           enter into, amend or extend any Collective Bargaining Agreement;

(l)            fail to satisfy in any material respect any obligation arising pursuant to the 401(k) Settlement Agreement;

(m)          acquire (whether by merger, consolidation or acquisition of stock or assets), sell, lease, license or dispose of any business, property, assets, securities or Person (or any equity interest therein) in any single transaction or series of related transactions, except (i) the purchase of equipment, supplies or inventory, or the sale of goods or non-exclusive licenses of Intellectual Property, in each case in the ordinary course of business consistent with past practice, and (ii) the sale of fixed assets that are not material to the Company and its Subsidiaries, taken as a whole;

(n)           except as may be required as a result of a change in Law or in GAAP, make any material change in any of the accounting principles or practices used by it;

(o)           make or change any material Tax election or settle or compromise any material federal, state or local income Tax liability or consent to any extension or waiver of any limitation period with respect to any claim or assessment for material Taxes;

(p)           enter into a Material Contract or materially amend any Material Contract or grant any waiver, release or relinquishment of any material rights under any Material Contract;

(q)           grant any exclusive rights with respect to any Company IP, divest any material Company IP, or modify in any material respects the Company’s standard warranty terms for its products or services or amend or modify any product or service warranty in effect as of the date hereof in any material manner that is adverse to the Company or any of its Subsidiaries;

(r)           settle or compromise any pending or threatened Legal Proceeding or pay, discharge or satisfy or agree to pay, discharge or satisfy any Liability, other than (i) the payment, discharge or satisfaction of Liabilities reflected or reserved against in full in the financial statements of the Company as of October 1, 2010, (ii) the payment, discharge or satisfaction of Liabilities solely for cash in amounts not exceeding $100,000 individually or $300,000 in the aggregate, net of any insurance proceeds received or receivable in connection with such payment, discharge, settlement or satisfaction, or (iii) payments, discharges or satisfaction of Liabilities incurred in the ordinary course of business consistent with past practice subsequent to October 1, 2010;

(s)           except as required by applicable Law or GAAP, revalue any of its properties or Assets including writing-off notes or accounts receivable other than in the ordinary course of business consistent with past practice;

(t)           abandon, cancel or allow to lapse or fail to maintain or protect any Company IP other than in the ordinary course of business consistent with past practice; or

(u)           (i) enter into an agreement, contract, commitment or arrangement to do any of the foregoing or (ii) knowingly take any action that results in or is reasonably likely to result in any of the conditions to the Merger set forth in Article VI not being satisfied.

Section 5.2.           Registration Statement; Proxy Statement/Prospectus; Company Stockholders Meeting.

(a)           As promptly as practicable after the execution and delivery of this Agreement, Parent and the Company shall prepare, and Parent shall file with the SEC, a Registration Statement on Form S-4 in connection with the issuance of shares of Parent Common Stock pursuant to the Merger (as may be amended or supplemented from time to time, the “Registration Statement”).  The Registration Statement shall include (i) a prospectus for the issuance of shares of Parent Common Stock pursuant to the Merger and (ii) a proxy statement of the Company for use in connection with the solicitation of proxies for the Merger-Related Proposals as well as proposals relating to the Company’s annual meeting set forth on Section 5.2(a) of the Company Disclosure Schedule (collectively with the Merger-Related Proposals, the “Company Stockholder Meeting Proposals”) to be considered at the Company Stockholders Meeting (as may be amended or supplemented from time to time, the “Proxy Statement/Prospectus”).  Each of Parent and the Company shall use its commercially reasonable efforts to have the Registration Statement declared effective by the SEC under the Securities Act as promptly as practicable after such filing with the SEC and to keep the Registration Statement effective as long as is necessary to consummate the Merger and the other transactions contemplated hereby.  Without limiting the generality of the foregoing, each of the Company and Parent shall, and shall cause its respective Representatives to, fully cooperate with the other party hereto and its respective Representatives in the preparation of the Registration Statement and the Proxy Statement/Prospectus, and shall furnish the other party hereto with all information concerning it and its Affiliates as the other party hereto may deem reasonably necessary or advisable in connection with the preparation of the Registration Statement and the Proxy Statement/Prospectus, and any amendment or supplement thereto, and each of Parent and the Company shall provide the other party with a reasonable opportunity to review and comment thereon.  As promptly as practicable after the Registration Statement is declared effective by the SEC, Parent and the Company shall cause the Proxy Statement/Prospectus to be disseminated to the stockholders of the Company.

(b)           Unless the Company Board shall have effected a Company Board Recommendation Change in compliance with the terms and conditions set forth in this Agreement, the Proxy Statement/Prospectus shall include the Company Board Recommendation.

(c)           Except as otherwise set forth in this Agreement or as may be required by applicable Law or Order, neither Parent nor the Company shall effect any amendment or supplement to the Proxy Statement/Prospectus or the Registration Statement without the prior consent of the other party (which consent shall not be unreasonably withheld, delayed or conditioned); provided that the Company, in connection with a Company Board Recommendation Change, may amend or supplement the Proxy Statement/Prospectus pursuant to a Qualifying Amendment to effect such change.  A “Qualifying Amendment” means an amendment or supplement to the Proxy Statement/Prospectus to the extent it contains (i) a Company Board Recommendation Change, (ii) a statement of the reasons of the Company Board for making such Company Board Recommendation Change and (iii) additional information reasonably related to or in anticipation of any of the foregoing.

(d)           The Registration Statement and the Proxy Statement/Prospectus shall comply in all material respects as to form and substance with the requirements of the Securities Act and the Exchange Act.  Without limiting the generality of the foregoing, the information supplied or to be supplied by any party hereto for inclusion or incorporation by reference in the Registration Statement shall not, at the time the Registration Statement is filed with or declared effective by the SEC or at the Effective Time, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.  The information supplied or to be supplied by any party hereto for inclusion or incorporation by reference in the Proxy Statement/Prospectus shall not, on the date the Proxy Statement/Prospectus (or any amendment thereof or supplement thereto) is first mailed to stockholders, or at the time of the Company Stockholders Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.  The information supplied or to be supplied by or on behalf of either party hereto for inclusion in any filing pursuant to Rule 165 and Rule 425 under the Securities Act or Rule 14a-12 under the Exchange Act (each, a “Regulation M-A Filing”) shall not, at the time any such Regulation M-A Filing is filed with the SEC, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.  Without limiting the generality of the foregoing, prior to the Effective Time, Parent and the Company shall notify each other as promptly as practicable upon becoming aware of any event or circumstance which should be described in an amendment of, or supplement to, the Registration Statement, Proxy Statement/Prospectus so that any such document would not include any misstatement of material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they are made, not misleading, and as promptly as practicable thereafter, an appropriate amendment or supplement describing such information shall be filed with the SEC and, to the extent required by applicable Law or the SEC, disseminated to the stockholders of the Company.  Parent and the Company shall each notify the other as promptly as practicable after the receipt by it of any written or oral comments of the SEC or its staff on, or of any written or oral request by the SEC or its staff for amendments or supplements to, the Registration Statement, the Proxy Statement/Prospectus or any Regulation M-A Filing (including the time when the Registration Statement becomes effective and the issuance of any stop order or suspension of qualifications of the Parent Common Stock issuable in connection with the Merger for offering or sale in any jurisdiction), and shall promptly supply the other with copies of all correspondence between it or any of its Representatives and the SEC or its staff with respect to any of the foregoing filings and all Orders of the SEC relating to the Registration Statement.  Prior to filing the Registration Statement or mailing the Proxy Statement/Prospectus to stockholders (or filing or mailing any amendment thereof or supplement thereto), each of Parent and the Company, as the case may be, (i) shall provide the other party with a reasonable opportunity to review and comment on such document or response, (ii) shall include in such document or response all comments reasonably and timely proposed by such other party and (iii) shall not file or mail such document or respond to the SEC prior to receiving such other party’s approval, which approval shall not be unreasonably withheld, conditioned or delayed.

(e)           The Company shall establish a record date for, call, give notice of, convene, hold, and take a vote of stockholders on (i) the adoption of this Agreement in accordance with the DGCL (the “Merger Proposal”), (ii) the approval of the adjournment of such meeting to a later date, if necessary, to solicit additional proxies if there are insufficient votes at the time of the meeting to adopt this Agreement, and (iii) if required by SEC rules and regulations, the approval of any executive officer compensation (present, deferred, or contingent) paid or payable by the Company and relating to the transactions contemplated hereby, including the aggregate total of such compensation and the conditions upon which it may be paid, if any (collectively, the proposals described in clauses (i), (ii) and (iii) of this Section 5.2(e) are referred to herein as the “Merger-Related Proposals”) at a meeting of the Company stockholders (the “Company Stockholders Meeting”) as promptly as practicable following the date hereof (which, if reasonably practicable, shall be within forty-five (45) days following the date on which the Proxy Statement/Prospectus is first disseminated to Company stockholders).  Unless the Company Board has effected a Company Board Recommendation Change pursuant to and in accordance with the terms of Section 5.3, the Company Board shall use its commercially reasonable efforts to obtain the Requisite Stockholder Approval at the Company Stockholders Meeting or any postponement or adjournment thereof, including by soliciting proxies from Company stockholders in favor of the adoption of the Merger Agreement.  At the Company Stockholders Meeting, the Company shall submit to a vote of its stockholders the Merger-Related Proposals.  Except as required by applicable Law or in compliance with the Company’s bylaws with respect to properly submitted stockholder proposals, the Company shall not propose for consideration or submit for a vote any matters at the Company Stockholders Meeting (or an adjournment of the Company Stockholders Meeting, if permitted hereunder) other than the Company Stockholder Meeting Proposals without the prior written consent of Parent.  Except as required by applicable Law, the Company shall not establish a record date for, call, give notice of, convene or hold any meeting of the Company stockholders unless and until the Company Stockholders Meeting has been held, a vote of the Company stockholders has been taken on the Merger Proposal and the Company Stockholders Meeting has been adjourned.  Notwithstanding anything to the contrary set forth in this Agreement, the Company’s obligations under this Section 5.2 shall not be terminated, superseded, limited, modified or otherwise affected by the commencement, disclosure, announcement or submission to the Company of any Acquisition Proposal, or by any Company Board Recommendation Change (whether or not in compliance with the terms hereof).  For the avoidance of doubt, the Company shall not be required to hold the Company Stockholders Meeting if this Agreement is validly terminated in accordance with Section 7.1.

Section 5.3.           No Solicitation.

(a)           The Company shall not, shall cause each of its Subsidiaries and each officer and director of the Company or of any of its Subsidiaries not to, and shall use commercially reasonable efforts to cause any other Representative of the Company or any of its Subsidiaries not to, directly or indirectly, (i) solicit, initiate or knowingly take any action to facilitate or encourage the making, submission of or announcement of any Acquisition Proposal, (ii) participate or engage in any discussions or negotiations regarding, or furnish to any Third Party any non-public information with respect to, or knowingly take any action to facilitate any inquiries or the making of any proposal that constitutes, or would reasonably be expected to lead to, any Acquisition Proposal or (iii) release any (A) Third Party from any standstill agreement or (B) Third Party that would reasonably be expected to make an Acquisition Proposal from any confidentiality agreement to which the Company is a party, or fail to reasonably enforce or grant any material waiver, request or consent to any Acquisition Proposal under, any such agreement.  The Company shall, and shall cause each Subsidiary of the Company and the Company’s and each such Subsidiary’s respective Representatives to, immediately cease and terminate any existing solicitation, encouragement, activity, discussion or negotiation heretofore conducted by the Company, any Subsidiary of the Company or their respective Representatives with respect to any Acquisition Proposal.  The Company shall promptly after the date of this Agreement instruct each Third Party which has heretofore executed a confidentiality agreement relating to any Acquisition Proposal with or for the benefit of the Company to promptly return or destroy all information, documents and materials relating to an Acquisition Proposal or to the Company or its businesses, operations or affairs heretofore furnished by the Company or any of its Representatives to such Third Party or any of its Representatives in accordance with the terms of any confidentiality agreement with such Third Party.  It is understood that any violation of the restrictions of this Section 5.3(a) by any Representative of the Company or any Subsidiary of the Company shall be deemed a breach of this Section 5.3(a) by the Company.

(b)           Notwithstanding the restrictions set forth in Section 5.3(a), if, prior to the receipt of the Requisite Stockholder Approval, in response to an unsolicited written Acquisition Proposal received after the date of this Agreement from a Third Party that has not resulted from a material breach or violation of Section 5.3(a) and that the Company Board in good faith determines (after consultation with its financial advisor and outside legal counsel) is, or would reasonably be expected to result in or lead to, a Superior Proposal and that the failure to take such action would reasonably be expected to result in a breach of the fiduciary duties of the Company Board to the Company’s stockholders under applicable Law, the Company and its Representatives may, subject to the Company giving Parent at least twenty-four hours prior written notice (which notice shall contain the identity of the Third Party making such Acquisition Proposal, a copy of the Acquisition Proposal if it is in writing or otherwise a description of the material terms and conditions pertinent thereto and a statement to the effect that the Company Board has made the determination required by this Section 5.3(b) in respect thereof and the Company intends to furnish non-public information to, or enter into discussions or negotiations with, such Third Party making such Acquisition Proposal), (i) furnish information with respect to the Company and each Subsidiary of the Company to the Third Party making such Acquisition Proposal and its Representatives pursuant to a confidentiality agreement containing terms no less favorable to the Company than the terms of the Confidentiality Agreement (except that such confidentiality agreement (A) shall contain additional provisions that expressly permit the Company to comply with the provisions of this Section 5.3 and (B) need not contain the “standstill” provision set forth in Section 16 of the Confidentiality Agreement), and (ii) engage in such negotiations or discussions with the Third Party that made such Acquisition Proposal as the Company Board shall determine.  To the extent any information furnished to a Third Party pursuant to this Section 5.3(b) was not previously furnished or made available to Parent, the Company shall furnish or make available a copy of such information to Parent promptly and in any event within twenty-four hours from the time such information is furnished to the Third Party. The Company shall provide Parent with a correct and complete copy of any confidentiality agreement entered into pursuant to this paragraph within twenty-four hours of the execution thereof.

(c)           Except as otherwise permitted by Section 5.3(d) or Section 5.3(e), neither the Company Board nor any committee thereof shall (i) fail to make the Company Board Recommendation to holders of Company Common Stock, (ii) withdraw, qualify, modify, change or amend (or propose publicly to withdraw, qualify, modify, change or amend) in any manner adverse to Parent or Merger Sub, the Company Board Recommendation or (iii) approve or recommend or propose publicly to approve or recommend, any Acquisition Proposal (it being understood that, only with respect to a tender offer or exchange offer, taking a neutral position or no position (other than in a communication made in compliance with Rule 14d-9(f) promulgated under the Exchange Act) with respect to any Acquisition Proposal shall be considered a breach of this clause (iii)), (any of the foregoing in clause (i), (ii) or (iii), a “Company Board Recommendation Change”) or (iv) authorize the Company to, and the Company shall not, enter into any agreement, agreement-in-principle, memorandum of understanding or letter of intent with respect to, or accept, any Acquisition Proposal (other than a confidentiality agreement pursuant to and in accordance with Section 5.3(b)).

(d)           Notwithstanding the provisions of this Section 5.3, at any time prior to the Requisite Stockholder Approval, if the Company Board has received an Acquisition Proposal (that has not been withdrawn) that constitutes a Superior Proposal, the Company Board may make a Company Board Recommendation Change if prior to the Company Board taking any such action:

(i)            the Company Board in good faith determines (after consultation with its outside legal counsel) that the failure to take such action would reasonably be expected to result in a breach of the fiduciary duties of the Company Board under applicable Law;

(ii)           the Company shall have (A) provided to Parent a written notice, which notice shall (x) state that the Company has received an Acquisition Proposal which the Company Board has determined is a Superior Proposal and that the Company Board intends to take such action and the manner in which it intends or may intend to do so and (y) include the identity of the Third Party making such Superior Proposal, the most current written draft agreement relating to the transaction that constitutes such Superior Proposal and all related transaction agreements to which the Company would be a party, and (B) given such notice to Parent at least four Business Days prior to taking any such action (it being understood that any material amendment to the terms of such Superior Proposal shall require a new notice and a new four Business Day period) and given Parent during such four Business Day period the opportunity to meet or negotiate with the Company Board and its outside legal counsel, as would permit the Company not to effect a Company Board Recommendation Change or take such action pursuant to Section 7.1(d)(i) in response to such a Superior Proposal;

(iii)          if Parent shall have delivered to the Company, within four Business Days after receipt by Parent of such notice, a written proposal capable of being accepted to amend the terms contemplated by this Agreement, the Company Board shall have in good faith determined (after consultation with outside legal counsel), after considering the terms of such proposal by Parent, that the failure to make a Company Board Recommendation Change would reasonably be expected to result in a breach of its fiduciary duties under applicable Law; and

(iv)          the Company concurrently terminates this Agreement pursuant to Section 7.1(d)(i) and enters into a binding written agreement concerning a transaction that constituted such Superior Proposal.

(e)           The Company Board may also make a Company Board Recommendation Change at any time prior to the receipt of the Requisite Stockholder Approval in the absence of a Superior Proposal if a material fact, event, change, development or set of circumstances that was not known by the Company Board as of or at any time prior to the date of this Agreement (and not relating in any way to any Acquisition Proposal) (such material fact, event, change, development or set of circumstances, an “Intervening Event”) shall have occurred and be continuing and prior to effecting such Company Board Recommendation Change:

(i)            the Company Board in good faith determines (after consultation with its outside legal counsel) that, in light of such Intervening Event, the failure to take such action would reasonably be expected to result in a breach of the fiduciary duties of the Company Board under applicable Law;

(ii)           the Company Board shall have (A) provided to Parent a written notice, which notice shall (x) state that an Intervening Event has occurred and that the Company Board intends to take such action and (y) describe the Intervening Event in reasonable detail and (B) given such notice to Parent at least four Business Days prior to taking any such action and given Parent during such four Business Day period the opportunity to meet or negotiate with the Company Board and its outside legal counsel as would permit the Company not to effect a Company Board Recommendation Change; and

(iii)          if Parent shall have delivered to the Company a written proposal capable of being accepted to amend the terms contemplated by this Agreement, within four Business Days after receipt of such notice, the Company Board shall have in good faith determined (after consultation with outside legal counsel), after considering the terms of such proposal by Parent, that the failure to effect a Company Board Recommendation Change would reasonably be expected to result in a breach of its fiduciary duties under applicable Law.

(f)           Nothing contained in this Section 5.3 shall prohibit the Company or the Company Board from (i) taking and disclosing to the holders of Company Common Stock a position with respect to a tender or exchange offer by a Third Party pursuant to Rules 14d-9 and 14e-2(a) promulgated under the Exchange Act and (ii) making any disclosure to the holders of Company Common Stock if the Company Board in good faith determines (after consultation with its outside legal counsel) that the failure to make such disclosure would reasonably be expected to be a breach of its fiduciary duties under applicable Law; provided, however, that in no event shall this Section 5.3(f) affect the obligations of the Company set forth in Section 5.3.

(g)           In addition to the other obligations of the Company set forth in this Section 5.3, the Company shall promptly, and in any case within twenty-four hours of its receipt, advise Parent orally and in writing of any request for information with respect to any Acquisition Proposal, or any inquiry with respect to or which could reasonably be expected to result in an Acquisition Proposal, and the material terms and conditions of such request, Acquisition Proposal or inquiry, including the identity of the Third Party or group making any such Acquisition Proposal and a copy of all written materials provided in connection with such Acquisition Proposal.  The Company shall keep Parent informed on a reasonably current basis of the status and material terms and conditions (including all amendments or proposed amendments) of any such Acquisition Proposal or inquiry and shall promptly provide to Parent a copy of all written materials subsequently provided to or by the Company in connection with such Acquisition Proposal.

Section 5.4.           Access to Information.

(a)           From the date hereof to the Effective Time and subject to applicable Law, upon reasonable notice, the Company shall, and shall cause its officers, directors and employees to, (i) provide Parent and its Representatives with reasonable access during normal business hours to the facilities, properties, employees (including all persons involved in the preparation of the Company’s financial statements, internal controls, disclosure controls and procedures and financial reporting processes), books and records of the Company and its Subsidiaries and use commercially reasonable efforts to cause the Company’s and its Subsidiaries’ consultants and independent public accountants to provide reasonable access to their work papers and such other information as Parent may reasonably request, and (ii) furnish or make available to Parent and its Representatives such financial and operating data and other information with respect to the business and properties of the Company and its Subsidiaries as Parent may from time to time reasonably request.

(b)           Notwithstanding Section 5.4(a), the Company may restrict or otherwise prohibit access to any documents or information to the extent that (i) any applicable Law requires the Company to restrict or otherwise prohibit access to such documents or information, (ii) access to such documents or information would give rise to a material risk of waiving any attorney-client privilege, work product doctrine, trade secret protection or other privilege applicable to such documents or information, or (iii) access to a Contract to which the Company or any of its Subsidiaries is a party or otherwise bound would violate or cause a default under, or give a third party the right to terminate or accelerate the rights under, such Contract; provided, that if the Company does not provide access or information in reliance on the foregoing, it shall use its commercially reasonable efforts to communicate the applicable information to Parent in a way that would not violate the applicable Law, Contract or obligation or give rise to such a waiver.  No information or knowledge obtained by Parent or its Representatives in any investigation conducted pursuant to the access contemplated by this Section 5.4 shall affect or be deemed to modify any representation or warranty of the Company set forth in this Agreement or otherwise impair the rights and remedies available to Parent and Merger Sub hereunder.

(c)           From and after the date hereof to the Effective Time, each of Parent and the Company shall promptly notify the other upon obtaining knowledge that any representation or warranty made by such party in this Agreement has become untrue or inaccurate in any material respect or that such party has breached or failed to comply with or satisfy in any material respect any covenant, condition or agreement to be complied with or satisfied by such party under this Agreement.

(d)           Each of Parent and the Company shall, and shall cause its Representatives to, hold all documents and information furnished to it in connection with the transactions contemplated by this Agreement pursuant to the terms of that certain Mutual Non-Disclosure Agreement entered into between the Company and Parent, dated August 4, 2010, as amended on August 9, 2010 and December 15, 2010 (the “Confidentiality Agreement”).

Section 5.5.           Governmental Filings.

(a)           Subject to the terms and conditions of this Agreement, each of Parent and the Company agrees to use its commercially reasonable efforts to make any filings required or in the parties’ reasonable opinion advisable pursuant to the HSR Act and any applicable foreign antitrust, competition or merger control Laws (the “Antitrust Laws”) with respect to the transactions contemplated hereby as promptly as practicable and use its commercially reasonable efforts to seek the expiration or termination of the applicable waiting periods or to obtain any Consents under the Antitrust Laws, as soon as practicable.

(b)           With respect to any matters relating to or proceedings under the Antitrust Laws (collectively “Antitrust Matters”), the parties agree to (i) give each other reasonable advance notice of all meetings with any Governmental Entity relating to any Antitrust Matter, (ii) to the extent permitted by such Governmental Entity, not participate independently in any such meeting without first giving the other party (or the other party’s outside counsel) an opportunity to attend and participate in such meeting, (iii) to the extent practicable, give the other party reasonable advance notice of all substantive oral communications with any Governmental Entity relating to any Antitrust Laws, (iv) if any Governmental Entity initiates a substantive oral communication regarding any Antitrust Law, promptly notify the other party of the substance of such communication, (v) provide each other with a reasonable advance opportunity to review and comment upon and consider in good faith the views of the other in connection with all written communications (including any analyses, presentations, memoranda, briefs, arguments, opinions and proposals made or submitted by or on behalf of any party hereto relating to proceedings under the Antitrust Laws) with a Governmental Entity regarding any Antitrust Laws and (vi) promptly provide each other with copies of all written communications to or from any Governmental Entity relating to any Antitrust Matters.

Section 5.6.           Approvals and Consents.  The parties shall cooperate with each other and use their commercially reasonable efforts to obtain all necessary or advisable (in the parties’ reasonable opinion) Consents, including, without limitation, (a) all Consents of any Governmental Entity including those described in Section 5.5 and (b) all Consents set forth in Section 3.5(b) of the Company Disclosure Schedule or described in Section 3.5(b), in connection with the consummation of the transactions contemplated by this Agreement.  Subject to the terms and conditions of this Agreement, in taking such actions or making any such filings, the parties hereto shall furnish information required in connection therewith and seek to obtain any such Consents as soon as practicable.

Section 5.7.           Employee Benefits.

(a)           Purchaser agrees to cause the Company, for the period beginning on the Closing Date and ending no earlier than December 31 of the year in which the Closing Date occurs, to provide each Company Employee who is actively employed by the Company or a Subsidiary of the Company as of the Closing Date (such Company Employees, the “Transferred Employees”) with (i) a level of wages or base salary that is at least equal to the level of wages or base salary which such Transferred Employee was eligible to receive as of immediately prior to the Closing Date, (ii) severance benefit protections for each Transferred Employee that are no less favorable to the Transferred Employee than those referenced on Section 3.15 of the Company Disclosure Schedule and applicable to such employee, and (iii) employee benefits (excluding any equity or equity-based plan, program or arrangement), which, in the aggregate, are no less favorable than the employee benefits (excluding any equity or equity-based plan, program or arrangement) which such Transferred Employee was eligible to receive as of immediately prior to the Closing Date; provided, however, that neither Parent nor any of its Affiliates shall be obligated, to continue to employ any Transferred Employee or (except as contemplated by clause (ii) above) maintain any particular employee benefit plan for any specific period of time following the Closing Date.

(b)           To the extent permissible under applicable Law, for all purposes (including for purposes of eligibility, vesting and levels of benefits, such as the amount of any vacation, sick days, severance, layoff and similar benefits, but not for benefit accrual purposes) under any “employee benefit plan” (as such term is defined in Section 3(3) of ERISA, but without regard to whether the applicable plan is subject to ERISA), program or arrangement established or maintained by Parent or any of its Affiliates providing benefits to any Transferred Employee (including any previously-established plan, program or arrangement covering any Transferred Employee) (the “Parent Plans”) on or after the Closing Date, each Transferred Employee shall be credited for all service credited to such Transferred Employee under similar plans, programs or arrangements maintained by the Company or its Subsidiaries as of the Closing Date in addition to service earned with Parent or any of Parent’s Affiliates after the Closing Date, to the same extent as such Current Employee was entitled, before the Closing Date, to credit for such service under any similar Employee Plan in which such Current Employee participated or was eligible to participate immediate prior to the Closing Date; provided, however, that Parent and its Affiliates shall have no obligation to credit any prior service of a Transferred Employee pursuant to this Section 5.7(b) to the extent such service credit would result in a duplication of benefits.

(c)           From and after the Closing Date, Parent shall (i) cause any pre-existing conditions or limitations and eligibility waiting periods under any U.S. group health plans of Parent or its Affiliates to be waived with respect to the Transferred Employees and their eligible dependents and (ii) give each of the Transferred Employees in the U.S. credit for the plan year in which the Effective Time occurs toward applicable deductibles and annual out of pocket limits for expenses incurred prior to the Closing Date for which payment has been made.

(d)           As soon as reasonably practicable after the date hereof, but in no event later than (x) the fifteenth Business Day immediately following the date hereof, with respect to each individual listed on Section 5.7(d) of the Company Disclosure Schedule and (y) five Business Days prior to the anticipated Closing Date, with respect to each “disqualified individual” of the Company (as defined in Section 280G(c) of the Code) (other than those individuals listed on Section 5.7(d) of the Company Disclosure Schedule) that the Company determines in good faith reasonably will have “parachute payments” (within the meaning of Section 280G of the Code) as a result of the transactions contemplated by this Agreement, the Company shall furnish to Parent a schedule that sets forth (A) the Company’s reasonable, good faith estimate of the amount of such parachute payments (separately identifying each individual parachute payment) payable to each such individual, (B) the “base amount” (as defined in Section 280G(b)(3) of the Code) for each such disqualified individual and (C) such underlying documentation as is reasonably requested by Parent to support the calculations described in clauses (A) and (B) above.   The Company shall use good faith efforts to provide to Parent reasonably sufficient evidence that the maximum amount that could be paid to any individual not described in clauses (x) and (y) above will not result in any amount failing to be deductible by reason of Section 280G of the Code.  The Company may make good faith assumptions in preparing such estimates, which assumptions shall be outlined in the estimates.

(e)           Unless otherwise requested by Parent prior to the Closing, the Company shall take all necessary corporate action to terminate the Conexant Retirement Savings Plan in a manner that complies with applicable Law, effective as of the date immediately prior to the Closing Date, but contingent on the Closing.  Prior to the Effective Time, Parent shall receive from the Company evidence that the Company Board has adopted resolutions (previously approved by Parent, which approval shall not unreasonably be withheld) to terminate such Plan, effective as of the date immediately preceding the Closing Date but contingent on the Closing.

(f)           The parties hereto acknowledge and agree that all provisions contained in this Section 5.7 are included for the sole benefit of the respective parties hereto and shall not create any right (i) in any other Person, including any employees (including any Company Employee), former employees, any participant or any beneficiary thereof in any Employee Plan or employee benefit plan sponsored or maintained by Parent, or (ii) to continued employment with the Company, any of its Subsidiaries, Parent or the Surviving Corporation.  After the Effective Time, nothing contained in this Section 5.7 is intended to be or shall be considered to be an amendment of any plan, program, agreement, arrangement or policy of the Company, any of its Subsidiaries, Parent or the Surviving Corporation, nor shall it interfere with Parent’s, the Surviving Corporation’s or any of their Subsidiaries’ right to amend, modify or terminate any Employee Plan or any other plan, program or arrangement or to terminate the employment of any employee of the Company or its Subsidiaries for any reason.

Section 5.8.           Public Announcements.  Except with respect to any Company Board Recommendation Change pursuant to Section 5.3, the Company, Merger Sub and Parent shall consult with each other before issuing any press releases or otherwise making any public statements with respect to this Agreement or the transactions contemplated hereby, and none of the parties shall issue any press release or make any public statement prior to obtaining the other parties’ written consent, which consent shall not be unreasonably withheld or delayed, except that no such consent shall be necessary to the extent disclosure may be required by Law, Order or applicable stock exchange or Nasdaq rule or any listing agreement of any party hereto; provided, that the party required to make such disclosure shall use its commercially reasonable efforts to allow the other party or parties hereto reasonable time to comment on such release or announcement in advance of such issuance (it being understood that the final form and content of any such disclosure, as well as the timing of any such disclosure, shall be at the final discretion of the disclosing party).

Section 5.9.           Indemnification; Advancement; Insurance.

(a)           For a period of not less than the applicable statutes of limitation, the Surviving Corporation shall, and Parent shall cause the Surviving Corporation to, comply with all obligations of the Company that were in existence or in effect as of the date hereof, under Law, its certificate of incorporation, bylaws or by contract, relating to the exculpation, indemnification and advancement of expenses to any current or former officer or director of the Company or any of its Subsidiaries or any Person who becomes a director or officer of the Company or any of its Subsidiaries prior to the Effective Time (the “Indemnified Persons”).  Each Indemnified Person, and his or her heirs and legal representatives, is intended to be a third party beneficiary of this Section 5.9 and may specifically enforce its terms.  This Section 5.9 shall not limit or otherwise adversely affect any rights any Indemnified Person may have under any agreement with the Company or any of its Subsidiaries, under the Company’s or any such Subsidiary’s certificate of incorporation, bylaws or other organization documents or otherwise under applicable Law.  From and after the Effective Time, the certificate of incorporation and bylaws of the Surviving Corporation will contain provisions with respect to exculpation, advancement of expenses and indemnification that are at least as favorable to the Indemnified Parties as those contained in the certificate of incorporation and bylaws of the Company as in effect on the date hereof, which provisions will not be amended, repealed or otherwise modified for a period of six years from the Effective Time in any manner that would adversely affect the rights thereunder of Indemnified Parties, unless such modification is required by applicable Law.

(b)           For a period of six years following the Effective Time, the Surviving Corporation shall, and Parent shall cause the Surviving Corporation to, maintain policies of directors’ and officers’ liability insurance covering each Indemnified Person or other person currently covered by the officers’ and directors’ liability insurance policies of the Company with respect to claims arising from facts or events that occurred on or prior to the Effective Time and providing at least the same coverage and amounts and containing terms that in the aggregate are not less advantageous to the insured parties than those contained in the policies of directors’ and officers’ liability insurance in effect as of the date hereof (the “Current Policy Coverage”); provided, however, that in no event shall the Surviving Corporation be required to expend, per annum, in excess of 300% of the annual premium currently paid by the Company for such coverage; provided, further, that if the annual premium required to provide the foregoing insurance exceeds 300% of the annual premium currently paid by the Company, the Surviving Corporation shall, and Parent shall cause the Surviving Corporation to, provide a policy that the Surviving Corporation reasonably believes has the greatest coverage as can be purchased for such premium.  Prior to the Effective Time, notwithstanding anything to the contrary set forth in this Agreement, the Company may, without Parent’s prior consent, purchase a six-year “tail” prepaid policy on the Current Policy Coverage at a cost per year covered for such tail policy not to exceed the Maximum Amount, and such “tail” policy shall satisfy the provisions of this Section 5.9(b).

(c)           Without limiting the generality of the provisions of Section 5.9(a), during the period commencing at the Effective Time and ending on the sixth anniversary of the Effective Time, the Surviving Corporation shall, and Parent shall cause the Surviving Corporation to, indemnify and hold harmless each Indemnified Person from and against, and advance expenses to each Indemnified Person in respect of, any costs, fees and expenses (including reasonable attorneys’ fees and investigation expenses), judgments, fines, losses, claims, damages, liabilities and amounts paid in settlement in connection with any claim, action, suit, proceeding, investigation or inquiry, whether civil, criminal, administrative or investigative, to the extent such claim, proceeding, investigation or inquiry arises out of or pertains to (i) any action or omission or alleged action or omission in such Indemnified Person’s capacity as a director, officer, employee or agent of the Company or any of its Subsidiaries (regardless of whether such action or omission, or alleged action or omission, occurred prior to, at or after the Effective Time), or (ii) any of the transactions contemplated by this Agreement; provided, however, that if, at any time prior to the sixth anniversary of the Effective Time, any Indemnified Person delivers to Parent or the Surviving Corporation a written notice asserting a claim for indemnification under this Section 5.9(c), then the claim asserted in such notice shall survive the sixth anniversary of the Effective Time until such time as such claim is fully and finally resolved.

(d)           The obligations of Parent and the Surviving Corporation under this Section 5.9 shall survive the consummation of the Merger and shall not be terminated or modified in such a manner as to adversely affect any Indemnified Person to whom this Section 5.9 applies without the consent of such affected Indemnified Person (it being expressly agreed that the Indemnified Persons to whom this Section 5.9 applies shall be third party beneficiaries of this Section 5.9, each of whom may enforce the provisions of this Section 5.9).  The rights of the Indemnified Persons under this Section 5.9 shall be in addition to, and not in substitution for, any other rights that such persons may have under the certificates of incorporation, bylaws or other equivalent organizational documents, any and all indemnification agreements of or entered into by the Company or any of its Subsidiaries, or applicable Law (whether at law or in equity).

(e)           If Parent or the Surviving Corporation or any of their respective successors or assigns (i) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers all or substantially all of its properties and assets to any Person, then and in each such case, proper provision shall be made so that the successors and assigns of Parent or the Surviving Corporation, as the case may be, assume the obligations set forth in this Section 5.9.

(f)           Nothing in this Agreement is intended to, shall be construed to or shall release, waive or impair any rights to Current Policy Coverage claims under any policy that is or has been in existence with respect to the Company or any of its Subsidiaries for any of their respective directors, officers or other employees, it being understood and agreed that the indemnification provided for in this Section 5.9 is not prior to or in substitution for any such claims under such policies.

Section 5.10.         Commercially Reasonable Efforts.  Subject to the terms and conditions herein provided, each of the parties hereto shall use its commercially reasonable efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things reasonably necessary, proper or advisable under applicable Laws to consummate and make effective, in the most expeditious manner possible, the transactions contemplated by this Agreement, including (a) vigorously contesting any Legal Proceeding or Order adversely affecting the ability of the parties to consummate the transactions contemplated hereby and (b) executing any additional instruments reasonably necessary to consummate the transactions contemplated hereby; provided, however, that none of Parent, Merger Sub or the Company shall be required under this Agreement to divest any portion of the business of Parent, any Subsidiary of Parent, the Company or any Subsidiary of the Company that, in each case, is material to the Company and its Subsidiaries, taken as a whole, or Parent and its Subsidiaries, taken as a whole, as applicable (and the Company shall not take any such action without the prior written approval of Parent).  Subject to the terms and conditions of this Agreement, each of the parties hereto agrees to use all commercially reasonable efforts to cause the Effective Time to occur as soon as practicable.  If at any time after the Effective Time any further action is necessary to carry out the purposes of this Agreement, the proper officers and directors of each party hereto shall take all such necessary action.

Section 5.11.         Section 16 Matters.  Prior to the Effective Time, each of Parent and the Company shall cause any dispositions of Company Common Stock (including derivative securities with respect to Company Common Stock) or acquisitions of Parent Common Stock (including derivative securities with respect to Parent Common Stock) resulting from the transactions contemplated by this Agreement by each individual who is subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to the Company to be exempt under Rule 16b-3 promulgated under the Exchange Act.

Section 5.12.         Stock Exchange Listing.  Parent shall use its commercially reasonable efforts to cause the Parent Common Stock (a) to be issued as the Stock Consideration pursuant to the Merger and (b) to be reserved for issuance upon exercise of Company Stock Options, to be approved for listing upon the Effective Time on Nasdaq, subject to official notice of issuance.

Section 5.13.         Takeover Laws.  If any state takeover Law or similar Law becomes applicable to this Agreement, the Merger or any of the other transactions contemplated by this Agreement, each party shall use commercially reasonable efforts to ensure that the Merger and the other transactions contemplated by this Agreement may be consummated as promptly as practicable on the terms contemplated by this Agreement and otherwise to minimize the effect of such Law on this Agreement, the Merger and the other transactions contemplated by this Agreement.

Section 5.14.         Stockholder Litigation.  The Company shall give Parent the opportunity to participate in the defense or settlement of any stockholder litigation against the Company and/or its directors relating to the Merger and the other transactions contemplated by this Agreement, and no such settlement shall be agreed to without the prior written consent of Parent, which consent shall not be unreasonably withheld, conditioned or delayed.

Section 5.15.         Certain Parent Transactions.  Prior to the Effective Time, Parent and its Subsidiaries shall not take any action with respect to a transaction (other than the transactions contemplated by this Agreement) that would reasonably be expected to result in Parent having an obligation under the federal securities Laws to provide pro forma financial information or historical audited financial information with respect to such transaction (or counterparty to such transaction) in the Registration Statement if such action would reasonably be expected to materially delay the Closing; provided, however, that this Section 5.15 shall not be deemed to restrict Parent from entering into or, after the Effective Time, consummating a Parent Acquisition Proposal, it being understood that in such event, Parent and Merger Sub would remain subject to all of their obligations under this Agreement, including their obligation to effect the Merger (subject to the satisfaction of the conditions in Section 6.1 and Section 6.2).  For purposes of this Section 5.15, the term “Parent Acquisition Proposal” shall have the same meaning as “Acquisition Proposal” except that references in the definition of “Acquisition Proposal” to (i) “the Company” shall be replaced with “Parent”, (ii) references to “20%” and “80%” shall be replaced by a “majority” and (iii) references to “Third Party” shall be replaced with “Person or ‘group’ (as defined under Section 13(d) of the Exchange Act)”.

Section 5.16.         Actions in Connection with the Company’s Debt.

(a)           At any time from time to time after the date hereof, the Company shall, and shall cause its Subsidiaries to, use their respective commercially reasonable efforts to commence, promptly after the receipt of a written request from Parent to do so, one or more offers to purchase (a “Debt Offer”) and/or consent solicitations (a “Consent Solicitation”) with respect to the outstanding 11.25% Notes on the terms and conditions specified by Parent, and Parent shall assist the Company in connection therewith.  The Company agrees that, assuming the requisite consents are received, it shall, and shall cause its Subsidiaries, and use commercially reasonable efforts to cause the other parties to the agreements and documents relating to the 11.25% Notes, as applicable, to, execute supplemental indentures or amendments, as applicable, to implement any proposed consent, amendment, supplement or waiver.  Notwithstanding the foregoing, (i) the closing of any Debt Offer shall be conditioned on the completion of the Merger, (ii) no Consent Solicitation shall result in a consent, amendment, supplement or waiver with respect to the Indenture that is effective prior to the Closing and adverse to the Company in any material respect (other than payment of any consent fee for which the Company is immediately reimbursed by Parent) and (iii) any Debt Offer or Consent Solicitation shall otherwise be consummated in compliance with applicable Law and SEC rules and regulations.  The Company shall use its commercially reasonable efforts to provide, and to cause its Subsidiaries and their respective Representatives to provide, cooperation reasonably requested by Parent in connection with any Debt Offer or Consent Solicitation.  If requested by Parent in writing, in lieu of commencing a Debt Offer or Consent Solicitation for the 11.25% Notes (or in addition thereto), the Company shall use its commercially reasonable efforts to, to the extent permitted by the terms and conditions applicable to the 11.25% Notes (including the Indenture), issue a notice of optional redemption for all of the outstanding principal amount of the 11.25% Notes in accordance with the terms and conditions applicable thereto (including the Indenture); provided that no action described in this sentence shall be required to be taken unless it can be conditioned on the occurrence of the Effective Time.  Subject to the Company’s compliance with Section 5.16(b), Parent shall ensure that at the Effective Time the Surviving Corporation has all funds necessary in connection with any Debt Offer or redemption.  The Company shall facilitate access to Parent and its Representatives to the holders of the 11.25% Notes and shall cooperate with, and participate in, discussions with such holders, in each case to the extent reasonably requested by Parent.

(b)           At any time from time to time after the date hereof, the Company shall provide, and shall cause its Subsidiaries to provide, and shall use its commercially reasonable efforts to cause each of its and their respective Representatives, including legal, tax, regulatory and accounting, to provide, all cooperation reasonably requested by Parent in connection with any debt financing (the “Potential Financing”) that Parent determines to be reasonably necessary or desirable in connection with any of the actions described in Section 5.16(a) or otherwise in connection with the 11.25% Notes, including, subject to customary representations and confidentiality requirements, (i) providing information relating to the Company and its Subsidiaries to any parties that Parent reasonably anticipates may provide commitments with respect to, or otherwise participate in, the Potential Financing (the “Potential Financing Sources”), (ii) to the extent reasonably requested by Parent, assisting in preparation of customary offering or information documents to be used for the arrangement and/or completion of the Potential Financing, including the provision of information necessary to produce the business plan, financial projections and pro forma financial statements reasonably requested by Parent, (iii) making available Representatives of the Company to participate in customary meetings, presentations and due diligence sessions with rating agencies and prospective Potential Financing Sources, (iv) executing and delivering, and causing its Subsidiaries to execute and deliver, documents and instruments relating to guarantees and other matters ancillary to the Potential Financing as may be reasonably requested by Parent as necessary and customary in connection with the Potential Financing, (v) providing authorization letters to Potential Financing Sources in respect of the distribution of information to prospective lenders or investors, (vi) providing audited consolidated financial statements of the Company covering the three (3) fiscal years immediately preceding the Closing for which audited consolidated financial statements are currently available, unaudited financial statements (excluding footnotes) for any interim period or periods of the Company ended after the date of the most recent audited financial statements and at least 45 days prior to the Closing Date (within 45 days after the end of each such period) and (vii) reasonable assistance to Parent in satisfying the conditions precedent to the funding of any Potential Financing; provided, however, that until the Effective Time occurs, neither the Company nor any of its Subsidiaries shall (A) be required to pay any commitment or other similar fee, (B) have any liability or any obligation under any credit agreement or any related document or any other agreement or document related to the Potential Financing or (C) be required to incur any other liability in connection with the Potential Financing unless reimbursed or indemnified by Parent to the reasonable satisfaction of the Company.

(c)           Parent (i) shall promptly, upon request by the Company, reimburse the Company for all reasonable out of pocket costs (including reasonable attorneys’ fees) incurred by the Company, any of its Subsidiaries or their respective Representatives after the date hereof in connection with the actions of the Company and its Subsidiaries and their Representatives contemplated by this Section 5.16, (ii) acknowledges and agrees that the Company, its Subsidiaries and their respective Representatives shall not incur any liability to any person prior to the Effective Time with respect to any Debt Offer, Consent Solicitation or redemption of the 11.25% Notes and (iii) shall indemnify and hold harmless the Company, its Subsidiaries and their respective Representatives from and against any and all losses, damages, claims, costs or expenses suffered or incurred by any of them in connection with the transactions contemplated by this Section 5.16.

(d)           Parent acknowledges and agrees that neither (i) the pendency or consummation of any Debt Offer, Consent Solicitation or redemption with respect to the 11.25% Notes nor (ii) the availability to Parent of any Potential Financing is a condition to Parent’s and Merger Sub’s obligations to consummate the Merger and the other transactions contemplated by this Agreement.

ARTICLE VI

CONDITIONS TO THE MERGER

Section 6.1.           Conditions to Each Party’s Obligation to Effect the Merger.  The respective obligations of the parties to effect the Merger are subject to the satisfaction at or prior to the Effective Time of the following conditions:

(a)           Stockholder Approval.  The Requisite Stockholder Approval shall have been obtained.

(b)           Regulatory Approvals.  (i) All Consents of any Governmental Entity required to consummate the transactions contemplated by this Agreement, including the Merger, as set forth in Section 3.5(b) shall have been obtained or (ii) any waiting period (and any extensions thereof) applicable to consummation of the Merger under the HSR Act and, to the extent material, under any foreign Antitrust Laws shall have expired or been terminated.

(c)           No Injunctions or Restraints; Illegality.  No provision of any applicable Law or Order shall have been enacted, entered, promulgated or enforced by any Governmental Entity that prohibits, restrains, enjoins or prevents the consummation of the Merger.

(d)           Effectiveness of the Registration Statement.  The Registration Statement shall have been declared effective by the SEC under the Securities Act.  No stop order suspending the effectiveness of the Registration Statement shall have been issued by the SEC and not concluded or withdrawn, and no proceedings for that purpose and no similar proceeding in respect of the Proxy Statement/Prospectus shall have been initiated or threatened in writing by the SEC and not concluded or withdrawn.

(e)           Nasdaq Listing.  The shares of the Parent Common Stock to be issued as the Stock Consideration in the Merger shall have been approved for listing on Nasdaq, subject to official notice of issuance.

Section 6.2.           Conditions to Obligations of Parent and Merger Sub.  The obligation of Parent and Merger Sub to effect the Merger is also subject to the satisfaction, or waiver by Parent, at or prior to the Effective Time, of the following conditions:

(a)           Representations and Warranties.  The representations and warranties of the Company contained in this Agreement shall be true and correct on the date hereof and as of the Effective Time as though made on and as of the Effective Time, except:

(i)           for any failure to be so true and correct that, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect (it being understood that for all purposes of determining the accuracy of such representations and warranties (other than Section 3.9(b)), all references to the term “Company Material Adverse Effect” and materiality qualifications and other qualifications based on the word “material” contained in such representations and warranties shall be disregarded); provided, however, that the representations and warranties contained in (A) Section 3.3, Section 3.22 and Section 3.23 of the Agreement shall be true and correct in all material respects and (B) Section 3.4(a) and (b) shall be true and correct in all but de minimis respects; and

(ii)           for those representations and warranties which address matters only as of a particular date, which representations and warranties shall have been true and correct in accordance with the applicable standard described in clause (i) above as of such particular date.

For purposes of this Section 6.2(a), “de minimis” means any breach of or inaccuracy in the representations and warranties of the Company set forth in Section 3.4(a) and (b) that would not result in the issuance or payment of an aggregate value of Merger Consideration in the Merger that equals or exceeds 101% of the aggregate value of Merger Consideration otherwise issuable and payable in the Merger in the absence of such breach or inaccuracy.

(b)           Performance of Obligations of the Company.  The Company shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Effective Time.

(c)           No Company Material Adverse Effect.  Since the date hereof, there shall not have been any circumstance, development, event, condition, effect or change that, individually or in the aggregate, has had or would reasonably be expected to have a Company Material Adverse Effect.

(d)           Certificate. Parent shall have received a certificate with respect to the conditions in clauses (a), (b) and (c) of this Section 6.2 above signed on behalf of Company by its chief executive officer or chief financial officer.

Section 6.3.           Conditions to Obligations of the Company.  The obligation of the Company to effect the Merger is also subject to the satisfaction or waiver by the Company at or prior to the Effective Time of the following conditions:

(a)           Representations and Warranties.  The representations and warranties of Parent and Merger Sub contained in this Agreement shall be true and correct on the date hereof and as of the Effective Time as though made on and as of the Effective Time (except that those representations and warranties which address matters only as of a particular date shall have been true and correct only on such date), except as has not had and would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect (it being understood that for all purposes of determining the accuracy of such representations and warranties (other than Section 4.8(b)), all references to the term “Parent Material Adverse Effect” and materiality qualifications and other qualifications based on the word “material” contained in such representations and warranties shall be disregarded); provided, however, that the representations and warranties contained in Section 4.14 shall be true and correct in all material respects.

(b)           Agreements and Covenants.  Parent and Merger Sub each shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Effective Time.

(c)           No Parent Material Adverse Effect.  Since the date hereof, there shall not have been any circumstance, development, event, condition, effect or change that, individually or in the aggregate, has had or would reasonably be expected to have a Parent Material Adverse Effect.

(d)           Certificate.  Company shall have received a certificate with respect to the conditions in clauses (a), (b) and (c) of this Section 6.3 signed by an authorized senior executive officer of Parent.

ARTICLE VII

TERMINATION

Section 7.1.           Termination.  This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time whether before or after receipt of the Requisite Stockholder Approval:

(a)           by mutual written consent of Parent and the Company;

(b)           by either Parent or the Company if:

(i)            the Merger shall not have not been consummated by June 30, 2011 (the “Outside Date”); provided, that no party may terminate this Agreement pursuant to this Section 7.1(b)(i) if such party’s material breach of this Agreement shall have been a principal cause of or resulted in the failure of the Merger to be consummated on or before such date; or

(ii)           (a) there shall be any applicable Law that makes the transactions contemplated by this Agreement illegal or otherwise prohibited or (b) any Governmental Entity having competent jurisdiction shall have issued a final Order or taken any other final action restraining, enjoining or otherwise prohibiting the transactions contemplated by this Agreement and such Order or other action is or shall have become nonappealable; provided, that the party seeking to terminate pursuant to this Section 7.1(b)(ii)(B) shall have used its commercially reasonable efforts to challenge such Order or other action;

(c)           by either the Company (provided that it shall not be in material breach of any of its obligations under Section 5.3) or Parent if the Requisite Stockholder Approval shall not have been obtained at the Company Stockholders Meeting or at any adjournment or postponement thereof at which a vote on such approval was taken;

(d)           by the Company if:

(i)            prior to the receipt of the Requisite Stockholder Approval, the Company Board has effected a Company Board Recommendation Change in response to a Superior Proposal pursuant to and in compliance with Section 5.3 in order substantially concurrently to enter into a binding written agreement concerning a transaction that constitutes a Superior Proposal and immediately prior to or contemporaneously with such termination pays to Parent by wire transfer in immediately available funds the Termination Fee required to be paid pursuant to Section 7.3; or

(ii)           Parent or Merger Sub shall have materially breached or failed to perform any of its representations, warranties, covenants or agreements set forth in this Agreement such that a condition set forth in Section 6.3(a), (b) or (c) is not capable of being satisfied on or before the Outside Date;

(e)           by Parent if:

(i)            either (A) any member of the Company Board or any executive officer of the Company or (B) any other Representative of the Company acting at the direction of (or acting with the authorization of) any member of the Company Board or any executive officer of the Company shall have violated or breached (or be deemed pursuant to the terms thereof, to have violated or breached) in any material respect any provision of Section 5.3;

(ii)           the Company Board or any Committee thereof shall have effected a Company Board Recommendation Change (whether or not in compliance with Section 5.3);

(iii)          after a tender offer or exchange offer is commenced that, if successful, would result in any Third Person becoming a beneficial owner of 20% or more of the outstanding Shares, the Company Board shall have failed to recommend within ten Business Days after commencement of such tender offer or exchange offer that the Company’s stockholders not tender their Shares in such tender or exchange offer;

(iv)          the Company Board shall have failed to reconfirm the Company Board Recommendation promptly, and in any event within ten Business Days, following Parent’s request to do so; or

(v)           the Company shall have materially breached or failed to perform any of its representations, warranties, covenants or agreements set forth in this Agreement such that a condition set forth in Section 6.2(a), (b) or (c) is not capable of being satisfied on or before the Outside Date.

The party desiring to terminate this Agreement pursuant to this Section 7.1 (other than pursuant to Section 7.1(a)) shall give notice of such termination to the other party in accordance with Section 8.2, specifying the provision or provisions hereof pursuant to which such termination is effected.

Section 7.2.           Effect of Termination.  In the event of the termination of this Agreement and abandonment of the Merger pursuant to Section 7.1, this Agreement shall forthwith become void and have no effect without any liability on the part of any party (or its Affiliates, directors, officers or stockholders) to the other parties hereto; provided, that nothing herein shall relieve any party from liability for any willful and material breach of this Agreement prior to such termination.  The provisions of Section 5.4(d), this Section 7.2, Section 7.3 and Article VIII shall survive any termination hereof pursuant to Section 7.1.

Section 7.3.           Termination Fees.

(a)           If this Agreement is terminated by the Company pursuant to Section 7.1(d)(i), prior to or contemporaneously with and as a condition to the effectiveness of such termination, the Company shall pay Parent a fee in immediately available funds in the amount of $7,700,000 (the “Termination Fee”).

(b)           If this Agreement is terminated by Parent pursuant to Section 7.1(e) (other than pursuant to clause (v) thereof), then the Company shall promptly, but in no event later than three Business Days after termination of this Agreement, pay Parent the Termination Fee.

(c)           If this Agreement is terminated pursuant to Section 7.1(b)(i) or Section 7.1(e)(v) and (i) at any time on or after the date hereof and prior to such termination a bona fide Acquisition Proposal shall have been made to the Company Board or the Company or publicly announced, and (ii) within twelve months after the date of such termination, the Company enters into a definitive acquisition agreement (or other Contract setting forth the material terms of the Acquisition Proposal) with respect to any transaction specified in the definition of “Acquisition Proposal” or any such transaction is consummated, then the Company shall pay Parent the Termination Fee no later than three Business Days after such event.  For purposes of this Section 7.3(c), references in the definition of “Acquisition Proposal” to “20%” and “80%” shall be replaced by a “majority.”

(d)           The Company acknowledges that the agreements contained in this Section 7.3 are an integral part of the transactions contemplated by this Agreement, and that, without these agreements, Parent would not have entered into this Agreement; accordingly, if the Company fails to promptly pay any amounts due pursuant to this Section 7.3 and, in order to obtain such payment, Parent commences a suit which results in a judgment against the Company for the Termination Fee, the Company shall pay to Parent Parent’s reasonable costs and expenses (including reasonable attorneys’ fees and expenses of enforcement) in connection with such suit, together with interest on the amounts owed at the prime lending rate prevailing at such time, as published in the Wall Street Journal, plus two percent per annum from the date such amounts were required to be paid until the date actually received by Parent.  The Company acknowledges that it is obligated to pay to Parent any amounts due pursuant to this Section 7.3 whether or not the stockholders of the Company have adopted this Agreement.

ARTICLE VIII

MISCELLANEOUS

Section 8.1.           Representations and Warranties.  The representations and warranties made herein and in any document delivered pursuant hereto shall not survive beyond the Effective Time or a termination of this Agreement.  This Section 8.1 shall not limit any covenant or agreement of the parties hereto which by its terms requires performance after the Effective Time.

Section 8.2.           Notices.  All notices and other communications hereunder shall be in writing and shall be deemed to have been duly given if delivered personally, mailed by certified mail (return receipt requested), or sent by overnight courier, facsimile (upon confirmation of receipt) or e-mail transmission to the parties at the following addresses or at such other addresses as shall be specified by the parties by like notice:

(a)	if to the Company:

Conexant Systems, Inc.
4000 MacArthur Boulevard
Newport Beach, California 92660-3095
Attention: Mark D. Peterson
E-mail: mark.peterson@conexant.com
Fax: (949) 483-5536

with a copy to:

O’Melveny & Myers LLP
610 Newport Center Drive, 17th Floor
Newport Beach, California 92660
Attention:	Andor D. Terner
E-mail:	aterner@omm.com
Fax:	(949) 823-6994

(b)	if to Parent or Merger Sub:

Standard Microsystems Corporation
80 Arkay Drive
Hauppauge, NY 11788
Attention:	Walter Siegel
E-mail:	walter.siegel@smsc.com
Fax:	(631) 273-5550

with a copy to:

Cleary Gottlieb Steen & Hamilton LLP
1 Liberty Plaza
New York, NY 10006
Attention:	Benet J. O’Reilly and Duane McLaughlin
E-mail:	boreilly@cgsh.com
dmclaughlin@cgsh.com
Fax:	(212) 225-3999

Notice so given shall (in the case of notice so given by mail or overnight courier) be deemed to be given when received and (in the case of notice so given by facsimile, e-mail transmission or personal delivery) on the date of actual transmission or (as the case may be) personal delivery.

Section 8.3.           Expenses.  Except as otherwise provided herein, each of the parties hereto will bear all legal, accounting, investment banking and other fees, expenses and costs incurred by it or on its behalf in connection with the transactions contemplated by this Agreement, whether or not such transactions are consummated.

Section 8.4.           Disclosure Generally.  A matter set forth in one item of either the Company Disclosure Schedule or Parent Disclosure Schedule need not be set forth in any other item of such Schedule so long as its relevance to the other sections or subsections of such Schedule or section of this Agreement is reasonably apparent on the face of the information disclosed in such Schedule (without reference to the underlying documents referenced therein).  The fact that any item of information is disclosed in either the Company Disclosure Schedule or Parent Disclosure Schedule shall not be construed to (a) mean that such information is required to be disclosed by this Agreement; (b) represent a determination that (i) such item is material or establishes a standard of materiality, (ii) such item did not arise in the ordinary course of business, or (iii) the Merger requires the consent of third parties; or (c) constitute, or be deemed to be, an admission to any third party concerning such item.  Such information and the dollar thresholds set forth herein shall not be used as a basis for interpreting the terms “material,” “Parent Material Adverse Effect” or “Company Material Adverse Effect” or other similar terms in this Agreement.

Section 8.5.           Amendment.  This Agreement may be amended by action taken by Parent and by action taken by or on behalf of the respective boards of directors of Merger Sub and the Company at any time before the Effective Time; provided, however, that after the adoption of this Agreement by the stockholders of the Company, no amendment shall be made which under the DGCL requires further approval by such stockholders without obtaining such further approval.  This Agreement may be amended only by an instrument in writing signed by the parties hereto.

Section 8.6.           Extension; Waiver.  At any time prior to the Effective Time, any party hereto may (a) extend the time for the performance of any of the obligations or other acts of the other parties hereto, (b) waive any inaccuracies in the representations and warranties of the other parties contained herein or in any document, certificate or writing delivered pursuant hereto or (c) subject to the proviso of Section 8.5, waive compliance by the other parties with any of the agreements or conditions contained herein.  Any agreement on the part of any party hereto to any such extension or waiver shall be valid only against such party and only if set forth in an instrument, in writing, signed by such party.  The failure or delay by any party hereto to assert any of its rights hereunder shall not constitute a waiver of such rights nor shall any single or partial assertion of a right preclude any other or further assertion thereof or the exercise of any other right.  The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by Law.

Section 8.7.           Binding Effect; Assignment.  This Agreement shall be binding upon and inure solely to the benefit of each party hereto and its successors and permitted assigns and, except (a) as provided in Section 5.9, (b) from and after the Effective Time, the rights of stockholders of the Company to receive the Merger Consideration set forth in Article II, and (c) the rights of each of the entities that have committed to provide or otherwise entered into agreements in connection with the debt financing in connection with the transactions contemplated hereby and their successors and assigns to enforce the provisions of Section 8.9, nothing in this Agreement express or implied is intended to or shall confer upon any other Person any rights, benefits or remedies of any nature whatsoever under or by reason of this Agreement.   This Agreement shall not be assigned by operation of law or otherwise without the prior written consent of the other parties hereto and any attempted assignment in violation of this Section 8.7 shall be null and void and of no effect.

Section 8.8.           Governing Law.  This Agreement and the transactions contemplated hereby shall be governed by and construed in accordance with the laws of the State of Delaware without regard to the principles of conflicts of law thereof.

Section 8.9.           Jurisdiction.

(a)           Each of the parties hereto (i) consents to submit itself, and hereby submits itself, to the personal jurisdiction of the Court of Chancery of the State of Delaware and any court of the United States located in the State of Delaware, in the of event any Legal Proceeding seeking to enforce any provision of, or based on any matter arising out of or in connection with, this Agreement or the transactions contemplated hereby, (ii) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court, and agrees not to plead or claim any objection to the laying of venue in any such court or that any judicial proceeding in any such court has been brought in an inconvenient forum, (iii) agrees that it will not bring any action relating to this Agreement or any of the transactions contemplated by this Agreement in any court other than the Court of Chancery of the State of Delaware or, if under applicable law exclusive jurisdiction is vested in the Federal courts, any court of the United States located in the State of Delaware and (iv) consents to service of process being made through the notice procedures set forth in Section 8.2.

(b)           Notwithstanding the foregoing, each of the parties hereto agrees that it will not bring or support any action, cause of action, claim, cross-claim or third-party claim of any kind or description, whether in law or in equity, whether in contract or in tort or otherwise, against any entities that have committed (or after the date hereof commit) to provide or otherwise have entered (or after the date hereof enter) into agreements in connection with the debt financing in connection with the transactions contemplated hereby and in any way relating to this Agreement or any of the transactions contemplated by this Agreement (such entities being referred to herein as the “Lenders”), in any forum other than the Supreme Court of the State of New York, County of New York, or, if under applicable law exclusive jurisdiction is vested in the Federal courts, the United States District Court for the Southern District of New York (and appellate courts thereof). The intention of the parties is that disputes among the parties be litigated in the courts of Delaware.  All parties waive any argument that Delaware is an inappropriate forum because jurisdiction over the Lenders may only be obtained in New York and/or that the Lenders are indispensible parties and, in their absence, a suit in Delaware cannot proceed.  The parties further agree and consent in advance that, in the event the parties are nonetheless joined in any action involving the Lenders in a New York court, either party may move to sever and transfer to a court in Delaware the disputes between the parties, and neither party shall oppose such a request to sever and transfer that portion of the action.   Finally, nothing in this paragraph is intended to alter or limit the parties’ choice of Delaware law to govern disputes among them.

(c)           Without limiting other means of service of process permissible under applicable Law, each of the Company, Parent and Merger Sub hereby agrees that service of any process, summons, notice or document by U.S. registered mail to the respective addresses set forth in Section 8.2 shall be effective service of process for any suit or proceeding in connection with this Agreement or the transactions contemplated hereby.

(d)           EACH PARTY WAIVES ANY RIGHT TO TRIAL BY JURY WITH RESPECT TO ANY LEGAL PROCEEDING (INCLUDING ANY PROCEEDING CONTEMPLATED BY PARAGRAPH (b) ABOVE) BASED ON ANY MATTER ARISING OUT OF OR IN CONNECTION WITH THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

Section 8.10.         Severability.  If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of law, or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner adverse to any party.  Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner to the end that transactions contemplated hereby are fulfilled to the maximum extent possible.

Section 8.11.         Descriptive Headings.  The descriptive headings herein are inserted for convenience of reference only and are not intended to be part of or to affect the meaning or interpretation of this Agreement.

Section 8.12.         Counterparts.  This Agreement may be executed in any number of counterparts and by different parties hereto in separate counterparts, and delivered by means of facsimile transmission or other electronic transmission, each of which when so executed and delivered shall be deemed to be an original and all of which when taken together shall constitute one and the same agreement.

Section 8.13.         Entire Agreement.  This Agreement (including the Company Disclosure Schedule and the Parent Disclosure Schedule) and the Confidentiality Agreement constitute the entire agreement between the parties hereto with respect to the subject matter hereof and thereof and supersede all other prior agreements and understandings both written and oral between the parties with respect to the subject matter hereof and thereof.

Section 8.14.         Enforcement.  The parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached.  It is accordingly agreed that the parties shall be entitled equitable relief without the requirement of posting a bond or other security, including to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement, this being in addition to any other remedy to which they are entitled at law or in equity.

IN WITNESS WHEREOF, each of the parties has caused this Agreement to be duly executed on its behalf as of the day and year first above written.

STANDARD MICROSYSTEMS CORPORATION

By:	/s/ Christine King
Name:	Christine King
Title:	President and Chief Executive Officer

COMET ACQUISITION CORP.

By:	/s/ Christine King
Name:	Christine King
Title:	President and Chief Executive Officer

CONEXANT SYSTEMS, INC.

By:	/s/ D. Scott Mercer
Name:	D. Scott Mercer
Title:	Chairman of the Board and Chief Executive Officer

List of Omitted Schedules and Exhibits

Pursuant to Item 601(b)(2) of Regulation S-K, the following exhibits and disclosure letters to the Merger Agreement have been omitted from this Exhibit 2.1:

•	Company Disclosure Letter
•	Exhibit A – Certificate of Incorporation
•	Parent Disclosure Letter

Any omitted exhibit, schedule or similar attachment will be furnished supplementally to the SEC upon request.

Exhibit 99.1

SMSC to Acquire Conexant Systems, Inc.

Hauppauge, New York and Newport Beach, California – January 10, 2011 - SMSC (NASDAQ: SMSC), a leading semiconductor company providing Smart Mixed-Signal Connectivity™ solutions, and Conexant Systems, Inc. (NASDAQ: CNXT), a leading supplier of innovative semiconductor solutions for imaging, audio, embedded modem, and video surveillance applications, today announced the signing of a definitive agreement under which SMSC will purchase all of the outstanding shares of Conexant in a stock and cash transaction valued at approximately $284 million including the assumption of Conexant’s net debt. The transaction has been approved by the boards of directors of both companies.

Combined Company Highlights:

•	Complementary connectivity product portfolios to target more expansive set of computing, consumer, industrial and automotive applications,
•	Serves key customers with more complete product solutions,
•	Creates a stronger analog/mixed-signal R&D team with over 900 engineers globally,
•	Combined company has the scale and resources to enhance SMSC’s financial model with a combined trailing twelve month revenue of approximately $632 million,
•	Anticipated annualized pre-tax cost synergies of $8 to $10 million by the end of SMSC’s fourth quarter of fiscal 2012,
•	Acquisition expected to be accretive to non-GAAP gross margins, non-GAAP operating margins and non-GAAP earnings per share immediately upon closing.

The combination of Conexant’s imaging, audio, embedded modem and video products with SMSC’s broad connectivity solutions targeting the computing, consumer, industrial and automotive markets provides for a highly complementary merger of talent and technology.  Headquartered in Newport Beach, California, Conexant has approximately 600 employees worldwide, including over 230 in Asia.

“We believe that combining the growth potential of Conexant and SMSC will allow us to leverage complementary technology and engineering resources to provide our customers with expanded solutions in connectivity and content,” said Christine King, President & Chief Executive Officer of SMSC.  “We plan to focus our resources on the areas of highest return and believe that our respective sales and supply chain relationships will help create a platform to grow our businesses.  We expect the acquisition will be accretive to non-GAAP EPS immediately upon close.  In addition, we expect to capture significant operating efficiencies that will position us to increase earnings growth. SMSC’s larger scale should position us to increase our R&D productivity and drive profitability and shareholder value.”

“In our industry, size and scope provide a significant advantage with customers and suppliers," said Scott Mercer, Conexant's Chairman and Chief Executive Officer.  "SMSC and Conexant share similar core competencies in analog and mixed-signal design, possess complementary product portfolios, and count many customers in common.  By joining forces, we get the opportunity to take advantage of economies of scale and drive profitable growth.  I am convinced that combining our companies will best serve the interests of Conexant stockholders, customers, and employees moving forward."

Sailesh Chittipeddi, currently President & Chief Operating Officer at Conexant, will join SMSC upon close of the acquisition as Executive Vice President, reporting to Christine King.  Mr. Chittipeddi’s responsibilities will include all product lines and global marketing and engineering functions for SMSC.  Mr. Chittipeddi joined Conexant in 2006. In his role as President & Chief Operating Officer, he had worldwide responsibility for engineering, operations, quality and marketing.

Under the terms of the agreement, for each share of Conexant that they own, Conexant stockholders will receive approximately $2.25 consisting of $1.125 in cash and a fraction of a share of SMSC common stock equal to $1.125 divided by the volume weighted average price of SMSC common stock for the 20 trading days ending on the second trading day prior to closing, but in no event more than 0.04264 nor less than 0.03489 shares of SMSC common stock. The total cash consideration to be paid in the transaction is approximately $98 million and the total number of shares of SMSC common stock to be issued (including the assumption of outstanding Conexant restricted stock units) is approximately 2.9 to 3.6 million. The transaction is expected to close in the first half of calendar 2011 subject to the satisfaction of regulatory requirements, approval by Conexant shareholders and other customary closing conditions.  SMSC expects to realize approximately $8 to $10 million in annualized pre-tax cost synergies by the end of SMSC’s fourth quarter of fiscal 2012 as a result of the consolidation of support functions and optimization of the supply chain across a larger base.

Conference Call
SMSC will discuss the agreement to acquire Conexant on its third quarter of fiscal 2011 earnings conference call, taking place today, January 10, 2011 at 8:00 AM ET.  The teleconference may be accessed by dialing 888-601-3884 in the U.S. or 913-312-1477 from outside of the U.S.  The teleconference confirmation code is 7244148.  A replay of the call will also be available from January 10 through January 17, 2011.  The replay dial-in number is 888-203-1112 in the U.S. or 719-457-0820 for international callers.  The replay passcode is 7244148.  A webcast of the call, along with presentation materials, will be accessible via the investor relations section of SMSC’s website at www.smsc.com.

About SMSC
SMSC is a leading developer of Smart Mixed-Signal Connectivity™ solutions.  SMSC employs a unique systems level approach that incorporates a broad set of technologies and intellectual property to deliver differentiating products to its customers.  The company is focused on delivering connectivity solutions that enable the proliferation of data in personal computers, automobiles, portable consumer devices and other applications.  SMSC’s feature-rich products drive a number of industry standards and include USB, MOST® automotive networking, embedded system control and analog solutions, including thermal management and RightTouch™ capacitive sensing.  SMSC is headquartered in New York and has offices and research facilities in North America, Asia, Europe and India.  Additional information is available at www.smsc.com.

About Conexant Systems, Inc.
Conexant's portfolio of innovative semiconductor solutions includes products for imaging, audio, embedded modem, and video surveillance applications. Conexant is a fabless semiconductor company headquartered in Newport Beach, Calif. To learn more, please visit www.conexant.com.

Additional Information About This Transaction
In connection with the proposed transaction, SMSC will file with the Securities and Exchange Commission (the “SEC”) a Registration Statement on Form S-4 that will include a proxy statement of Conexant and a prospectus of SMSC.  The definitive proxy statement/prospectus will be mailed to stockholders of Conexant.  Conexant and SMSC urge investors and security holders to read the proxy statement/prospectus regarding the proposed transaction when it becomes available because it will contain important information about the proposed transaction.  You may obtain a free copy of the proxy statement/prospectus (when available) and other related documents filed by SMSC and Conexant with the SEC at the SEC’s website at www.sec.gov.  The proxy statement/prospectus (when it is available) and other documents filed by SMSC or Conexant with the SEC relating to the proposed transaction may also be obtained for free by accessing SMSC’s website at www.smsc.com by clicking on the link for “Investor Relations”, then clicking on the link for “SEC Filings” or by accessing Conexant’s website at www.conexant.com and clicking on the “Investors” link and then clicking on the link for “Financial Information” and then clicking on the link for “SEC Filings”.

Participants in This Transaction
SMSC, Conexant and their respective directors, executive officers and certain other members of management and employees may be deemed to be participants in the solicitation of proxies from Conexant stockholders in connection with the proposed transaction.  Information regarding the persons who may, under the rules of the SEC, be considered participants in the solicitation of Conexant stockholders in connection with the proposed transaction, including the interests of such participants in the proposed transaction, will be set forth in the proxy statement/prospectus when it is filed with the SEC.  You can find information about SMSC’s executive officers and directors in SMSC’s definitive proxy statement filed with the SEC on June 14, 2010.  You can find information about Conexant’s executive officers and directors in Conexant’s definitive proxy statement filed with the SEC on December 10, 2010.  You can obtain free copies of these documents from SMSC or Conexant, respectively, using the contact information above.

Forward Looking Statements
Except for historical information contained herein, the matters set forth in this document are forward-looking statements about expected future events and financial and operating results that involve risks and uncertainties. These uncertainties may cause SMSC’s or Conexant’s actual future results to be materially different from those discussed in the forward-looking statements. These risks and uncertainties include risks relating to the ability to obtain regulatory approvals of the transaction on the proposed terms and schedule; the failure of Conexant stockholders to approve the transaction; a failure to consummate or delay in consummating the Merger for other reasons; the risk that the businesses will not be integrated successfully; the risk that the cost savings and any other synergies from the transaction may not be fully realized or may take longer to realize than expected; disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers; competition and its effect on pricing, spending, third-party relationships and revenues; and other risks relating to the  companies’ businesses set forth in their filings with the SEC.

Our forward looking statements are qualified in their entirety by the inherent risks and uncertainties surrounding future expectations and may not reflect the potential impact of any future acquisitions, mergers or divestitures. All forward-looking statements speak only as of the date hereof and are based upon the information available to SMSC and Conexant at this time. Such statements are subject to change, and SMSC and Conexant do not undertake to update such statements, except to the extent required under applicable law and regulation. These and other risks and uncertainties, including potential liability resulting from pending or future litigation, are detailed from time to time in SMSC’s and Conexant’s reports filed with the SEC. Investors are advised to read each company’s Annual Report on Form 10-K and quarterly reports on Form 10-Q filed with the SEC, particularly those sections entitled “Other Factors That May Affect Future Operating Results” or “Risk Factors” for a more complete discussion of these and other risks and uncertainties.

SMSC and MOST are registered trademarks and Smart Mixed-Signal Connectivity, TrueAuto and RightTouch are trademarks of Standard Microsystems Corporation.

Contacts

At SMSC
IR Contact:  Carolynne Borders
Phone: 631-435-6626
carolynne.borders@smsc.com

At Conexant
IR Contact:  Scott Allen
Phone: 949-483-2698
scott.allen@Conexant.com

Editorial Contact:  Gwen Carlson
Phone: 949-483-7363
gwen.carlson@Conexant.com